GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

04024156

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/0678/04/LTR

2 April 2004

RECEIVED APR 06 2004 183

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 27 March 2004 (*Proposed One-Off Cash Dividend, Proposed Bonus Issue, Proposed Renounceable Rights Issue*);
- 29 March 2004 (*Notice of Substantial Shareholder's Interest – 4 sets*);
- 2 April 2004 (*Renewal of IPT Mandate for Interested Person Transactions*); and
- 2 April 2004 (*Notice of Extraordinary General Meeting*)

We also enclose herewith ONE (1) copy of the Circular to Shareholders of the Company dated 2 April 2004, for your attention.

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

EL/kw

MASNET No. 1 OF 27.03.2004
Announcement No. 1

CITY DEVELOPMENTS LIMITED

(I) PROPOSED ONE-OFF SPECIAL CASH DIVIDEND ("SPECIAL CASH DIVIDEND") OF $0.50 (GROSS) OR $0.40 (NET) (AFTER DEDUCTION OF TAX AT THE PREVAILING RATE OF 20%) PER ORDINARY SHARE OF $0.50 EACH HELD IN THE CAPITAL OF CITY DEVELOPMENTS LIMITED ("COMPANY") (" SHARE") AS AT A BOOKS CLOSURE DATE TO BE DETERMINED ("BOOKS CLOSURE DATE"), AMOUNTING TO AN AGGREGATE OF APPROXIMATELY $330.9 MILLION (NET) (AFTER DEDUCTION OF TAX AT THE PREVAILING RATE OF 20%);

(II) PROPOSED BONUS ISSUE ("BONUS ISSUE") OF UP TO 82, 718, 564 BONUS WARRANTS ("BONUS WARRANTS"), ON THE BASIS OF ONE (1) BONUS WARRANT FOR EVERY TEN (10) SHARES HELD AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED; AND

(III) PROPOSED RENOUNCEABLE RIGHTS ISSUE ("RIGHTS ISSUE") OF UP TO 330, 874, 257 NON-REDEEMABLE CONVERTIBLE NON-CUMULATIVE PREFERENCE SHARES OF $0.05 EACH IN THE CAPITAL OF THE COMPANY (" PREFERENCE SHARES") AT AN ISSUE PRICE OF $1.00 FOR EACH PREFERENCE SHARE, ON THE BASIS OF TWO (2) PREFERENCE SHARES FOR EVERY FIVE (5) SHARES HELD AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED.

Further to the announcement made by the Board of Directors of the Company ("Directors") on 26 February 2004 regarding, *inter alia*, the Special Cash Dividend, the Bonus Issue and the Rights Issue, the Directors are pleased to announce that the Company has, on 26 March 2004, received the in-principle approval from the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing of and quotation for the Bonus Warrants, the new Shares to be issued upon the exercise of the Bonus Warrants ("New Shares"), the Preference Shares and the Shares into which the Preference Shares may be converted on the Official List of the SGX-ST.

The in-principle approval granted by the SGX-ST is not to be taken as an indication of the merits of the Company, its subsidiaries, the Bonus Warrants, the Preference Shares, the new shares to be issued arising from the exercise of the Bonus Warrants and conversion of the Preference Shares, the Bonus Issue or the Rights Issue.

The declaration of the Special Cash Dividend, the Bonus Issue and the Rights Issue are subject to, *inter alia*, shareholders' approval. A circular to shareholders containing information on, *inter alia*, the Special Cash Dividend, the Bonus Issue and the Rights Issue and the notice of an extraordinary general meeting convened to seek shareholders' approval for the same, will be despatched to shareholders in due course. The Books Closure Date to determine the entitlement of shareholders to the Special Cash Dividend, and the entitlements of shareholders whose registered addresses are in Singapore under the Bonus Issue and the Rights Issue, will be announced in due course.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

27 March 2004

Submitted by Enid Ling Peek Fong, Company Secretary on 27/03/2004 to the SGX

MASNET No. 23 OF 29.03.2004
Announcement No. 32

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 29/03/2004

2. Name of Substantial Shareholder: Davos Investment Holdings Private Limited ("Davos")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 18/03/2004

2. The change in the percentage level: From 48.564% to 48.697%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:	Davos has deemed interest in these shares held by Rex Plastics Pte. Ltd. ("Rex"), Hong Leong Plastics Pte Ltd ("HLP"), HL Karimun Granite Pte Ltd ("HLK") and Mandai Properties Pte Ltd ("MP"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the purchases of ordinary shares of $0.50 each in City Developments Limited ("Shares") made by Rex, HLP, HLK and MP set out below:

(1) Purchase of 50,000 Shares by Rex on 17/3/2004
(2) Purchase of 50,000 Shares by HLP on 17/3/2004
(3) Purchase of 300,000 Shares by HLK on 17/3/2004
(4) Purchase of 700,000 Shares by MP on 18/3/2004

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		401,715,382
As a percentage of issued share capital:		48.564
No. of shares held after the change:		402,815,382
As a percentage of issued share capital:		48.697

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 18 March 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 29/03/2004 to the SGX

MASNET No. 22 OF 29.03.2004
Announcement No. 31

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 29/03/2004

2. Name of Substantial Shareholder: Kwek Holdings Pte Ltd ("KH")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 18/03/2004

2. The change in the percentage level: From 48.564% to 48.697%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: KH has deemed interest in these shares held by Rex Plastics Pte. Ltd. ("Rex"), Hong Leong Plastics Pte Ltd ("HLP"), HL Karimun Granite Pte Ltd ("HLK") and Mandai Properties Pte Ltd ("MP"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the purchases of ordinary shares of $0.50 each in City Developments Limited ("Shares") made by Rex, HLP, HLK and MP set out below:

(1) Purchase of 50,000 Shares by Rex on 17/03/2004
(2) Purchase of 50,000 Shares by HLP on 17/3/2004
(3) Purchase of 300,000 Shares by HLK on 17/3/2004
(4) Purchase of 700,000 Shares by MP on 18/3/2004

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		401,715,382
As a percentage of issued share capital:		48.564
No. of shares held after the change:		402,815,382
As a percentage of issued share capital:		48.697

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 18 March 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 29/03/2004 to the SGX

MASNET No. 20 OF 29.03.2004
Announcement No. 29

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 29/03/2004

2. Name of Substantial Shareholder: Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 18/03/2004

2. The change in the percentage level: From 33.159% to 33.292%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:	HLIH has deemed interest in these shares held by Rex Plastics Pte. Ltd. ("Rex"), Hong Leong Plastics Pte Ltd ("HLP"), HL Karimun Granite Pte Ltd ("HLK") and Mandai Properties Pte Ltd ("MP"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the purchases of ordinary shares of S0.50 each in City Developments Limited ("Shares") by Rex, HLP, HLK and MP set out below:

(1) Purchase of 50,000 Shares by Rex on 17/3/2004
(2) Purchase of 50,000 Shares by HLP on 17/3/2004
(3) Purchase of 300,000 Shares by HLK on 17/3/2004
(4) Purchase of 700,000 Shares by MP on 18/3/2004

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	127,426,669	274,288,713
As a percentage of issued share capital:	15.405	33.159
No. of shares held after the change:	127,426,669	275,388,713
As a percentage of issued share capital:	15.405	33.292

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 18 March 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 29/03/2004 to the SGX

MASNET No. 19 OF 29.03.2004
Announcement No. 28

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 29/03/2004

2. Name of Substantial Shareholder: Hong Realty (Private) Limited ("HR")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 18/03/2004

2. The change in the percentage level: From 3.274% to 3.359%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: HR has deemed interest in these shares held by Mandai Properties Pte Ltd ("MP"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of the purchase of 700,000 ordinary shares of $0.50 each in City Developments Limited ("Shares") by MP on 18 March 2004.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	29,170,931	27,081,598
As a percentage of issued share capital:	3.527	3.274
No. of shares held after the change:	29,170,931	27,781,598
As a percentage of issued share capital:	3.527	3.359

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 18 March 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 29/03/2004 to the SGX

MASNET No. 29 OF 02.04.2004
Announcement No. 42

CITY DEVELOPMENTS LIMITED

Renewal of IPT Mandate for Interested Person Transactions

Please find attached the letter issued by City Developments Limited ("CDL" or the "Company") to the Shareholders of the Company, setting out information relating to the Ordinary Resolution to be proposed at the Forty-First Annual General Meeting of CDL ("41st AGM") for the renewal of the Company's mandate for interested person transactions and which is referred to in item 9 of the Notice of the 41st AGM.

CDL-Letter.p

Submitted by Enid Ling Peek Fong, Company Secretary on 02/04/2004 to the SGX

CITY DEVELOPMENTS LIMITED
(Incorporated in the Republic of Singapore)

Registered Office:
36 Robinson Road, #04-01 City House, Singapore 068877

To: The Shareholders of City Developments Limited
("**Shareholders**")

Dear Sir/Madam

RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

We refer to item 9 of the Notice of the Forty-First Annual General Meeting of City Developments Limited ("**CDL**" or the "**Company**") ("**41st AGM**") which is an Ordinary Resolution ("**Resolution 9**") to be proposed at the 41st AGM for the renewal of the Company's mandate for interested person transactions. The purpose of this letter is to provide Shareholders with information relating to Resolution 9.

1. Background

On 29 May 2003, the Company obtained Shareholders' approval at an Extraordinary General Meeting of the Company (the "**EGM**") for the Company, its subsidiaries and its associated companies not listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control (collectively, "**CDL EAR Group**"), to enter into transactions falling within the categories of Interested Person Transactions as defined and set out in the Company's circular to Shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "**IPT Mandate**"). Given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the CDL EAR Group to undertake such transactions in an expeditious manner, Shareholders' approval will be sought at the coming 41st AGM of the Company for the renewal of the IPT Mandate.

General information on the listing rules relating to interested person transactions, including the meanings of terms such as "associate", "entity at risk", "interested person" and "interested person transaction" used in Chapter 9 of the Listing Manual of the SGX-ST, is set out in Appendix A of this letter.

2. Renewal of the General Mandate

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The IPT Mandate approved at the EGM was expressed, unless revoked or varied by the Company in general meeting, to continue in force until the next Annual General Meeting of the Company, being the 41st AGM, which is to be held on 29 April 2004. Accordingly, it is proposed that the IPT Mandate be renewed at the 41st AGM, to take effect until the conclusion of the next annual general meeting of the Company to be held after the 41st AGM.

The nature of the Interested Person Transactions and the classes of Interested Persons in respect of which the IPT Mandate is sought to be renewed remain unchanged. Particulars of the IPT Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of Interested Persons, are set out in Appendix B of this letter.

3. **Audit Committee's statement**

The Audit Committee of the Company confirms that:

(a) the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the EGM; and

(b) the methods and procedures referred to in (a) above continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

4. **Directors' and substantial shareholders' interests**

The interests of the Directors and substantial shareholders of the Company in the issued share capital of the Company as at 21 January 2004 and as at 1 March 2004 respectively can be found on pages 34 to 36 and page 54 respectively of the Company's Summary Report 2003.

Directors of the Company will abstain from voting their shareholdings in the Company, if any, on Resolution 9 relating to the renewal of the IPT Mandate at the forthcoming 41st AGM.

The relevant companies within the Hong Leong Investment Holdings Pte. Ltd. ("HLIH") group (which includes HLIH, a controlling shareholder of the Company and their associates), being Interested Persons under the IPT Mandate, will abstain from voting their respective shareholdings in the Company on Resolution 9 relating to the renewal of the IPT Mandate at the forthcoming 41st AGM.

5. **Recommendation**

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. They are of the opinion that the entry into the Interested Person Transactions (as described in Section 5 of Appendix B) between the CDL EAR Group (as defined in Section 1 of Appendix B) and the Interested Persons (as described in Section 4 of Appendix B) in the ordinary course of business will be entered into to enhance the efficiency of the CDL EAR Group and are in the best interests of the Company. For the reasons set out in Sections 1 and 3 of Appendix B, they recommend that Shareholders vote in favour of Resolution 9 for the renewal of the IPT Mandate at the forthcoming 41st AGM.

6. **Responsibility statement**

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and there are no material facts the omission of which would make any statement in this letter misleading.

The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Singapore
2 April 2004

INFORMATION RELATING TO THE PROPOSED RENEWAL OF THE IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") ("**Chapter 9**") applies to transactions between a party that is an entity at risk and a counter party that is an interested person. The objective of Chapter 9 (as stated in Rule 901 of the Listing Manual) is to guard against the risk that interested persons could influence a listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders. The aforementioned terms "entity at risk", "interested person" and "associated companies" are defined below.

Main terms used in Chapter 9

(a) An "**entity at risk**" means:

   (i) the listed company;
   (ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or
   (iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has or have control over the associated company.

(b) An "**associated company**" of a listed company means a company in which at least 20 per cent. but not more than 50 per cent. of its shares are held by the listed company or the listed group.

(c) An "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9.

(d) An "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder.

(e) An "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder of the listed company (being an individual) means an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder; the trustees of any trust of which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and any company in which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent. or more; and, where a controlling shareholder of the listed company is a corporation, its "associate" means its subsidiary or holding company or fellow subsidiary or a company in which it and/or such other companies taken together have (directly or indirectly) an interest of 30 per cent. or more.

(f) A "**chief executive officer**" of a listed company means the most senior executive officer who is responsible under the immediate authority of the board of directors for the conduct of the business of the listed company.

(g) A "**controlling shareholder**" of a listed company means a person who holds directly or indirectly 15 per cent. or more of the nominal amount of all voting shares in the listed company; or a person who in fact exercises control over a company.

(h) An "**interested person transaction**" means a transaction between an entity at risk and an interested person.

Materiality thresholds, announcement requirements, and shareholders' approval

When Chapter 9 applies to a transaction with an interested person (except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and are hence excluded from certain requirements of Chapter 9) and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated NTA[1]), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction.

In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5 per cent. of the listed company's latest audited consolidated NTA[2]; or

(b) 5 per cent. of the listed company's latest audited consolidated NTA, when aggregated with the values of other transactions entered into with the same interested person (such term as construed under Chapter 9) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

Shareholders' general mandate

Chapter 9 allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, but not in respect of the purchase or sale of assets, undertakings or businesses, which may be carried out with the listed company's interested persons.

---

1 Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2003, the audited consolidated NTA of the Group was $4,589,342,000.

2 In relation to the Company, for the purposes of Chapter 9, in the current financial year and until such time that the audited consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2004 are published by the Company, 5 per cent. of the latest audited consolidated NTA of the Group would be $229,467,100.

CITY DEVELOPMENTS LIMITED ("CDL" OR THE "COMPANY") IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

In this Appendix B, all capitalised terms shall have the meanings ascribed to them in the Letter to Shareholders dated 2 April 2004, unless otherwise stated herein.

1. INTRODUCTION AND RATIONALE FOR THE IPT MANDATE

Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**"), the controlling shareholder of the Company, is also the ultimate holding company of two other publicly listed companies on the SGX-ST, namely, Hong Leong Asia Ltd. and Hong Leong Finance Limited. HLIH and its associates (the "**HLIH Group**") are interested persons of the Company.

Due to the size of the HLIH Group and the diversity of the activities of CDL and its subsidiaries (the "**Group**"), it is anticipated that:

(a) CDL;

(b) subsidiaries of CDL that are not listed on the SGX-ST or an approved exchange; and

(c) associated companies of CDL that are not listed on the SGX-ST or an approved exchange, provided that the Group or the Group and its interested person(s), has or have control over the associated companies,

(together, the "**CDL EAR Group**"), or any of them, would, in the ordinary course of its businesses, enter into certain transactions with its interested persons. It is likely that such interested person transactions will occur with some degree of frequency and may arise at any time. Thus, the IPT Mandate is intended to facilitate transactions in the normal course of business of the CDL EAR Group falling within the categories of interested person transactions as set out in Section 5 below (the "**Interested Person Transactions**"), that are transacted from time to time with the interested persons as specified in Section 4 below (the "**Interested Persons**") provided that they are carried out at arm's length and on the Group's normal commercial terms and which are not prejudicial to the interests of the Company and its minority Shareholders.

2. SCOPE OF THE IPT MANDATE

The IPT Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual of the SGX-ST do not apply to such transactions.

Transactions with interested persons, which do not fall within the ambit of the IPT Mandate (including any renewal thereof), will be subject to the applicable provisions of Chapter 9 and/or any other applicable provisions of the Listing Manual.

3. BENEFITS OF THE IPT MANDATE

The Directors are of the view that it will be beneficial to the CDL EAR Group to transact or continue to transact with the Interested Persons, especially since the Interested Person Transactions are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the interests of the Company and its minority Shareholders.

Where the Interested Person Transactions relate to the provision to, and the obtaining from, Interested Persons of products or services as contemplated in Sections 5(a), (b) and (d), the CDL EAR Group will benefit from having access, where applicable, to competitive quotes from its Interested Persons as well as from unrelated third parties, and may also derive savings in terms of cost efficiencies and greater economies of scale in its transactions with Interested Persons. The provision of products and services to Interested Persons are also an additional source of revenue for the CDL EAR Group, provided that such products and services are provided on arm's length basis and on normal commercial terms. Where the Interested Person Transactions relate to financial and treasury transactions as contemplated in Section 5(c), the CDL EAR Group will benefit from the competitive quotes received from its Interested Persons, thus leveraging on the financial strength and credit standing of the Interested Persons.

The adoption of the IPT Mandate and the renewal of the same on an annual basis would eliminate the need for the Company to convene separate general meetings on each occasion to seek Shareholders' approval as and when such Interested Person Transactions with the Interested Persons arise, thereby reducing substantial administrative time and expenses associated with the convening of such meetings without compromising the corporate objectives of the Group. This would also enable the Group to maximise its business opportunities especially in commercial transactions which are time-sensitive in nature. At the same time, the Group would be able to channel the significant amount of administrative resources, including time and expenses, saved towards its other corporate objectives.

4. CLASSES OF INTERESTED PERSONS

The IPT Mandate will apply to transactions with the following classes of Interested Persons:

(a) the HLIH Group; and

(b) Directors, chief executive officer(s) and controlling shareholders of the Company (other than entities who fall under the HLIH Group described in paragraph (a) above) and their respective associates.

5. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The Interested Person Transactions between the CDL EAR Group and Interested Persons which will be covered by the IPT Mandate relate to recurrent transactions of a revenue or trading nature or those necessary for the Group's day-to-day operations, and are set out as follows:

(a) Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, suppliers and consultants for property development projects; and the provision and/or receipt of project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

(b) Management and Support Services

This category comprises transactions in relation to the receipt or provision of management services; legal; and financial advisory and consultancy services.

(c) Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with Interested Persons, the borrowing of funds from Interested Persons, and the entry into foreign exchange, swap and option transactions with Interested Persons that do not fall under the exceptions to interested person transactions pursuant to Rule 915(6) and Rule 915(7) of Chapter 9[3] ; and the subscription by the CDL EAR Group of debt securities issued by any Interested Person and the issue of debt securities by the CDL EAR Group to any Interested Person.

Pursuant to Rule 916(3) of Chapter 9, the provision of a loan by the CDL EAR Group to a joint venture with an Interested Person does not require the seeking of shareholders' approval provided that such loan is extended by all joint venture partners on the same terms and in proportion to their equity interest in the joint venture; the Interested Person does not have an existing equity interest in the joint venture prior to the participation of the CDL EAR Group in the joint venture; and the Company has announced that its Audit Committee is of the view that: (i) the provision of the loan is not prejudicial to the interests of the Company and its minority Shareholders; (ii) the risks and rewards of the joint venture are in proportion to the equity of each of the joint venture partners; and (iii) the terms of the joint venture are not prejudicial to the interests of the Company and its minority Shareholders.

(d) General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories, and the provision and receipt of after-sales services.

6. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

6.1 In general, there are procedures established by the Group to ensure that Interested Person Transactions, which are reviewed and approved by the management, are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies, are not prejudicial to the interests of the Company and its minority Shareholders, and on terms which are generally no more favourable to the Interested Persons than those extended to or received from unrelated third parties.

6.1.1 Property-related Transactions, Management and Support Services, and General Transactions

All Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 6.1.2 below) are to be carried out at the published or prevailing rates/prices of the service or product providers (including, where applicable, preferential rates/prices/discounts accorded to a class or classes of customers or for bulk purchases where the giving of such preferential rates/prices/discounts are commonly practised within the applicable industry and may be similarly extended to unrelated third parties), on the service or product provider's usual commercial terms which may also be similarly extended to unrelated third parties, or otherwise in accordance with other applicable industry norms.

3 Pursuant to Rule 915(6) and Rule 915(7) of Chapter 9, the provision or receipt of financial assistance or services by or from a financial institution that is licensed or approved by the Monetary Authority of Singapore, on normal commercial terms and in the ordinary course of business does not constitute an interested person transaction which would require compliance with Rules 905, 906 and 907 of Chapter 9. Rule 905 relates to requirements for immediate announcement of interested person transactions, Rule 906 relates to requirements for seeking shareholders' approval for interested person transactions, and Rule 907 relates to requirements for disclosure of the aggregate value of interested person transactions in the listed company's annual report.

In addition, the CDL EAR Group will monitor the Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 6.1.2 below) as follows:

(a) Property-related Transactions comprising the award of contracts to main contractors, suppliers and consultants for property development projects

(i) an Interested Person Transaction under this sub-paragraph (a) with a value in excess of $10 million shall be reviewed and approved by the audit committee of the Company (the "**Audit Committee**") prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (a) with a value below or equal to $10 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (a) shall be undertaken based on tenders which may be conducted for the award of such contracts with at least two bids from unrelated third parties to be obtained for comparison purposes. In the absence of tenders or the ability to obtain at least two bids for any tender, an Interested Person Transaction under this sub-paragraph (a) shall be undertaken based on comparison of rates/prices and terms offered by the Interested Person with the rates/prices and terms offered or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products.

(b) Property-related Transactions comprising the leasing or rental of properties

(i) an Interested Person Transaction under this sub-paragraph (b) with a value in excess of $5 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (b) with a value below or equal to $5 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (b) shall be entered into after comparison of rates quoted to at least two unrelated third parties (in the case of leases granted to Interested Persons) or comparison of rates quoted by or obtained from at least two unrelated third parties (in the case of leases granted by Interested Persons) and after taking into account the prevailing market rental rates for other properties within its vicinity of similar or comparable standing and facilities, the tenure of the lease, the area of the leased premises and any other factor which may affect the rental rates or terms of the lease.

(c) Property-related Transactions (other than those covered under sub-paragraphs (a) and (b) herein), Management and Support Services and General Transactions

(i) an Interested Person Transaction under this sub-paragraph (c) with a value in excess of $3 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (c) with a value below or equal to $3 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (c) shall be entered into, where applicable:

(1) in the case of the provision of services or products by an Interested Person, based on tenders (with at least two bids from unrelated third parties to be obtained for comparison purposes) or comparison of rates and terms offered by or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products; and

(2) in the case of the provision of services or products to an Interested Person, based on comparison of rates and terms offered to at least two unrelated third parties for transactions of a similar nature, size or complexity and taking into account the availability of resources, expertise or manpower for the performance of such services or provision of such goods and the existence of any cost and/or time saving factors.

(d) In the event that comparison quotations cannot be obtained in respect of the Interested Person Transactions covered under sub-paragraphs (a), (b) and (c) above (for example, where there are no unrelated third party providers or users of such services or products, or where the service or product is a proprietary item or due to the nature, speciality or confidentiality of the service or product to be supplied), such Interested Person Transactions shall be entered into only after the senior management staff of the relevant company in the CDL EAR Group (having no interest, direct or indirect, in the interested person transaction and having the authority in such company to approve the entering into of transactions of such nature and value), has evaluated and weighed the benefits of, and rationale for, transacting with the Interested Person and in their report submitted to the Audit Committee, confirmed that the price and terms offered to or by the Interested Person are fair and reasonable. In such evaluation and confirmation, the factors which may be taken into account include, but shall not be limited, to the following:

(i) in relation to the sale of goods or services to the Interested Person and as determined by the senior management staff of the relevant company in the CDL EAR Group and reported to the Audit Committee, the terms of supply should be in accordance with the CDL EAR Group's usual business practice and consistent with the margins obtained by the CDL EAR Group in its business operations or the margins obtained for the same or substantially the same type of transactions;

(ii) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Person and unrelated third parties. The review procedures in such cases may include where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such products or services;

(iii) the efficiencies and flexibilities derived by the CDL EAR Group in transacting with the Interested Person as compared with transacting with unrelated third parties; and

(iv) prevailing industry norms.

6.1.2 Financial and Treasury Transactions

(a) Placement of Funds

In relation to the placement with any Interested Person by the CDL EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two principal bankers or financial institutions of the Group ("**Principal Bankers**") for rates offered by such Principal Bankers for deposits of an amount and currency and for a period equivalent to that of the funds to be placed by the CDL EAR Group. The CDL EAR Group will only place its funds with such Interested Person provided that the interest rate quoted is not less than the highest of the rates quoted by such Principal Bankers and after evaluating and taking into account any factor that may materially and adversely affect the credit standing of the Interested Person with whom the funds are to be placed by the CDL EAR Group or the risks associated in the placement of such funds with the Interested Person, and such other factors relevant for consideration.

(b) Borrowing of Funds

In relation to the borrowing of funds from any Interested Person by a company within the CDL EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two bankers of the borrowing company within the CDL EAR Group for rates offered by such bankers for loans of an amount and currency and for a period equivalent to that of the funds to be borrowed by such borrowing company within the CDL EAR Group. The CDL EAR Group will only borrow funds from such Interested Person provided that the interest rate quoted is not more than the lowest of the rates quoted by such bankers.

(c) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the CDL EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two Principal Bankers. The CDL EAR Group will only enter into such foreign exchange, swap and option transactions with such Interested Person provided that such rates quoted are no less favourable than the rates quoted by such Principal Bankers.

(d) Subscription of Debt Securities

In relation to the subscription by the CDL EAR Group of debt securities issued by the Interested Persons, the CDL EAR Group will only enter into the subscription of such debt securities provided that the price(s) at which the CDL EAR Group subscribes for such debt securities will not be higher than the price(s) at which such debt securities are subscribed for by unrelated third parties.

In relation to the issue of debt securities by the CDL EAR Group to Interested Persons, the CDL EAR Group will only issue such debt securities to Interested Persons provided that the price(s) at which the CDL EAR Group issues such debt securities will not be lower than the price(s) at which such debt securities are issued to unrelated third parties.

In addition to the foregoing, the following threshold limits will be applied to ensure further monitoring by the Group of the Financial and Treasury Transactions entered into by the CDL EAR Group:

Placement of Funds and Subscription of Debt Securities

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person (as such term is construed under Chapter 9) shall at any time exceed the equivalent of 10 per cent. of the consolidated shareholders' funds of the Group (based on its latest audited accounts), each subsequent placement of funds with, or subscription of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person does not at any time exceed the limit set out above, the placement of funds with, and subscription of debt securities from, that Interested Person will not require the prior approval of the Audit Committee but shall be reviewed by the Audit Committee at its quarterly meetings.

6.2 A register will be maintained by the Group to record all Interested Person Transactions (and the basis including the quotations, if any and where relevant, obtained to support such basis on which they are entered into) which are entered into pursuant to the IPT Mandate.

The Company shall, on a quarterly basis, report to the Audit Committee on all Interested Person Transactions, and the basis of such transactions, entered into with Interested Persons during the preceding quarter. The Audit Committee shall review such Interested Person Transactions at its quarterly meetings except where such Interested Person Transactions are required under the review procedures to be approved by the Audit Committee prior to the entry thereof.

6.3 The annual internal audit plan shall incorporate a review of the established review procedures for the monitoring of Interested Person Transactions entered into pursuant to the IPT Mandate.

The Audit Committee shall review the internal audit report on Interested Person Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with. If, during a review by the Audit Committee, the Audit Committee is of the view that the established review procedures are not sufficient or have become inappropriate, in view of changes to the nature of, or the manner in which, the business activities of the CDL EAR Group are conducted, it will take such actions as it deems appropriate and/or institute additional procedures as necessary to ensure that future transactions of a similar nature are on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, and the Company will revert to the Shareholders for a fresh mandate based on new review procedures for transactions with Interested Persons.

For the purpose of the review process, if a member of the Audit Committee has an interest in the transaction to be reviewed by the Audit Committee, he will abstain from any decision making by the Audit Committee in respect of that transaction. Accordingly, where two members of the Audit Committee have an interest each in the transaction to be reviewed by the Audit Committee, the review of that transaction will be undertaken by the remaining member(s) of the Audit Committee.

7. EXPIRY AND RENEWAL OF THE IPT MANDATE

The IPT Mandate will take effect from the date of receipt of Shareholders' approval, and will (unless revoked or varied by the Company in general meeting) continue in force until the next annual general meeting of the Company and will apply to Interested Person Transactions entered into from the date of receipt of Shareholders' approval. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent annual general meeting, subject to review by the Audit Committee of its continued application to the Interested Person Transactions.

If the Audit Committee is of the view that the review procedures under the IPT Mandate are not sufficient to ensure that the Interested Person Transactions are transacted on normal commercial terms and will be prejudicial to the interests of the Company and its minority Shareholders, the Company will seek a fresh mandate from the Shareholders based on new review procedures for Interested Person Transactions.

8. DISCLOSURE

In accordance with Chapter 9, the Company will disclose in its annual report the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year (as well as in the Company's annual reports for subsequent financial years that the IPT Mandate continues to be in force). In addition, the Company will announce the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate for the financial periods which it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report. These disclosures will be in the form set out in Rule 907 of the Listing Manual.

MASNET No. 27 OF 02.04.2004
Announcement No. 40

CITY DEVELOPMENTS LIMITED

Notice of Extraordinary General Meeting

Please find attached the Notice of Extraordinary General Meeting issued by City Developments Limited today.

CDL EGM Notic

Submitted by Enid Ling Peek Fong, Company Secretary on 02/04/2004 to the SGX

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of City Developments Limited (the "**Company**") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908, on Thursday, 29 April 2004 at 3.30 p.m. or as soon thereafter following the conclusion of the Forty-First Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, whichever is later, for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions:-

AS ORDINARY RESOLUTIONS:-

ORDINARY RESOLUTION 1: APPROVAL OF THE ONE-OFF SPECIAL CASH DIVIDEND

1. That, contingent upon the passing of Ordinary Resolutions 2, 3 and 4 and Special Resolution 1:-

   (a) a one-off special cash dividend of $0.50 (gross) or $0.40 (net) (after deduction of tax at the prevailing rate of 20%) for each ordinary share of $0.50 each in the capital of the Company ("**Share**") held as at such time and date as the Directors may, in their absolute discretion, determine ("**Books Closure Date**"), amounting to an aggregate of approximately $330.9 million (net) (after deduction of tax at the prevailing rate of 20%) ("**Special Cash Dividend**"), be and is hereby declared and approved; and

   (b) the Directors be and are hereby authorised to complete and do all acts and things (including executing all such documents as may be required in connection with the Special Cash Dividend) as they may consider desirable, necessary or expedient to give full effect to this Ordinary Resolution and the Special Cash Dividend.

ORDINARY RESOLUTION 2: APPROVAL OF THE BONUS ISSUE

2. That, contingent upon the passing of Ordinary Resolutions 1, 3 and 4 and Special Resolution 1, approval be and is hereby given to the Directors:-

   (a) to create and issue:-

      (i) up to 82,718,564 bonus warrants ("**Bonus Warrants**") free to shareholders of the Company ("**Shareholders**") with registered addresses in Singapore (as set out in the Register of Members of the Company or the records of The Central Depository (Pte) Limited ("**CDP**"), as the case may be) as at the Books Closure Date or who have, at least five (5) Market Days (as defined in Ordinary Resolution 6) prior to the Books Closure Date, provided to the Company or, in the case of Shareholders whose Shares are registered in the name of CDP, to CDP with addresses in Singapore for the service of notices or documents, to subscribe for new Shares ("**New Shares**") in cash on the basis of one (1) Bonus Warrant for every ten (10) Shares held as at the Books Closure Date, fractional entitlements to be disregarded, at an exercise price of $2.50, subject to and in accordance with the terms and conditions of the instrument constituting the Bonus Warrants ("**Deed Poll**"), subject to, *inter alia*, such adjustments to the number and/or exercise price of the Bonus Warrants and on such other terms and conditions as the Directors may, in their absolute discretion, deem fit; and

(ii) such further warrants as may be required or permitted to be issued in accordance with the terms and conditions of the Deed Poll (and any further warrants to rank *pari passu* with the Bonus Warrants and for all purposes to form part of the same series, save as may otherwise be provided in the terms and conditions of the Bonus Warrants),

provided that no Bonus Warrants shall be issued to Shareholders who do not have registered addresses in Singapore (as set out in the Register of Members of the Company or the records of CDP, as the case may be) as at the Books Closure Date and who have not, at least five (5) Market Days prior thereto, provided the Company or CDP, as the case may be, with addresses in Singapore for service of notices and documents ("**Foreign Shareholders**"), and that the Bonus Warrants which would otherwise be issued to Foreign Shareholders shall, at the discretion of the Directors, be disposed of or dealt with by the Company in such manner and on such terms and conditions as the Directors may, in their absolute discretion, determine and in connection therewith, the Directors be and are hereby authorised to issue such Bonus Warrants to such person(s) as the Directors may, in their absolute discretion, deem fit as nominee(s) for the purpose of disposing of such Bonus Warrants and to pool and thereafter distribute the proceeds, if any, thereof (after deducting all dealing and other expenses in connection therewith) proportionately to and among such Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date provided that if the amount distributable to any single Foreign Shareholder is less than $10.00, such amount shall instead be retained for the sole benefit of the Company or be dealt with as the Directors may, in their absolute discretion, deem fit;

(b) to allot and issue (notwithstanding that the issue thereof may take place after the next or any ensuing general meeting of the Company):-

(i) up to 82,718,564 New Shares arising from the exercise of subscription rights under the Bonus Warrants, subject to and in accordance with the terms and conditions of the Deed Poll, such New Shares to be credited as fully paid when issued and to rank *pari passu* in all respects with the then existing Shares for any dividends, rights, allotments or other distributions, the record date for which falls on or after the relevant dates of exercise of the Bonus Warrants (save as may otherwise be provided in the Deed Poll);

(ii) on the same basis as paragraph (b)(i) of this Ordinary Resolution, such further new Shares as may be required to be allotted and issued on the exercise of any of the warrants referred to in paragraph (a)(ii) of this Ordinary Resolution; and

(c) to take such steps, make such amendments to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll (including but not limited to the exercise price of the Bonus Warrants) and exercise such discretion as the Directors may, from time to time in their absolute discretion, deem fit, advisable or necessary in connection with any or all of the above matters.

ORDINARY RESOLUTION 3: APPROVAL OF THE RIGHTS ISSUE

3. That contingent upon the passing of Ordinary Resolutions 1, 2 and 4 and Special Resolution 1, (i) the creation and issue of up to 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each ("**Preference Shares**") in the capital of the Company on the terms set out in Article 4B of the Articles of Association of the Company; and (ii) the renounceable rights issue of the Preference Shares ("**Rights Issue**"), be and are hereby approved, and approval be and is hereby given to the Directors:-

(a) to provisionally allot and issue up to 330,874,257 Preference Shares (notwithstanding that the issue thereof may take place after the next or any ensuing general meeting of the Company) on such terms and conditions (including the issue price thereof) as the Directors may, in their absolute discretion, deem fit, by way of a renounceable rights issue on the basis of two (2) Preference Shares for every five (5) Shares held as at the Books Closure Date, fractional entitlements to be disregarded, or otherwise on such terms and conditions as the Directors may, in their absolute discretion, determine including (if the Directors deem desirable) the following terms and conditions:-

(i) that the provisional allotment of the Preference Shares shall be made on a renounceable basis to Shareholders with registered addresses in Singapore (as set out in the Register of Members of the Company or the records of CDP, as the case may be) as at the Books Closure Date or who have, at least five (5) Market Days prior to the Books Closure Date, provided to the Company or, in the case of Shareholders whose Shares are registered in the name of CDP, to CDP with addresses in Singapore for the service of notices or documents;

(ii) that no provisional allotment of the Preference Shares shall be made in favour of, and no provisional allotment letters, application forms or other documents in respect thereof shall be issued or sent to Foreign Shareholders; and

(iii) that the entitlements to the Preference Shares which would otherwise accrue to Foreign Shareholders shall be disposed of or dealt with by the Company in such manner and on such terms and conditions as the Directors may, in their absolute discretion, determine and in connection therewith, the Directors be and are hereby authorised to provisionally allot such Preference Shares to such person(s) as the Directors may, in their absolute discretion, deem fit as nominee(s) for the purpose of renouncing the provisional allotment letters or applications forms relating thereto or disposing of such entitlements to purchasers thereof and to pool and thereafter distribute the proceeds, if any, thereof (after deducting all dealing and other expenses in connection therewith) proportionately to and among such Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date provided that if the amount distributable to any single Foreign Shareholder is less than $10.00, such amount shall instead be retained for the sole benefit of the Company or be dealt with as the Directors may, in their absolute discretion, deem fit;

(b) to aggregate and allot the entitlements to the Preference Shares not taken up or allotted for any reason or which represent fractional entitlements disregarded in accordance with the terms of the Rights Issue to satisfy excess applications for the Preference Shares or otherwise to dispose of or to deal with such entitlements to the Preference Shares in such manner and on such terms and conditions as the Directors may, in their absolute discretion, deem fit;

(c) subject to applicable laws, to take such steps, as the Directors (or an authorised committee thereof) may, in their absolute discretion, deem fit to convert the Preference Shares into such number of Shares and to apply the amount standing to the credit of any reserve accounts (including the share premium account) of the Company, as may be required pursuant to the terms of the Preference Shares or otherwise (notwithstanding that the conversion thereof may take place after the next or any ensuing general meeting of the Company), whereupon from the date of the conversion, the rights attached to such Preference Shares shall be altered and such Preference Shares shall cease to have any preference or priority as set out in the Articles of Association of the Company and the Shares into which the Preference Shares may be converted shall be credited as fully paid and rank *pari passu* in all respects with the Shares

then in issue, save for any dividends, rights, allotments or other distributions the record date for which is before the relevant date of conversion of the Preference Shares; and

(d) to take such steps, make such amendments to the terms of the Rights Issue and the Preference Shares and the abovementioned terms and conditions (including but not limited to amendments to the issue price of the Preference Shares) and exercise such discretion as the Directors may, from time to time in their absolute discretion, deem fit, advisable or necessary in connection with any or all of the above matters.

ORDINARY RESOLUTION 4: APPROVAL OF THE INCREASE IN AUTHORISED SHARE CAPITAL

4. That, contingent upon the passing of Ordinary Resolutions 1, 2 and 3 and Special Resolution 1, the authorised share capital of the Company be increased from $2,000,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each to $2,050,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each and 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each by the creation of 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each.

ORDINARY RESOLUTION 5: APPROVAL OF AMENDMENT TO THE MEMORANDUM OF ASSOCIATION

5. That, in connection with the increase in the authorised share capital of the Company and contingent upon the passing of Ordinary Resolutions 1, 2, 3 and 4 and Special Resolutions 1 and 2, the Memorandum of Association of the Company be amended by deleting the existing Clause 5 in its entirety and substituting therefor the following:-

"The share capital of the Company is $2,050,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each and 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividends, capital, voting or otherwise".

ORDINARY RESOLUTION 6: APPROVAL OF THE SHARE PURCHASE MANDATE

6. That, subject to and contingent upon the passing of Special Resolution 2:-

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore ("**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued Shares and/or Preference Shares not exceeding in aggregate the Prescribed Limit (as defined in this Ordinary Resolution), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as defined in this Ordinary Resolution), whether by way of:-

(i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate in paragraph (a) of this Ordinary Resolution may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:-

   (i) the date on which the next annual general meeting of the Company is held; or

   (ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Ordinary Resolution:-

"**Prescribed Limit**" means in relation to any purchase or acquisition of Shares, 10% of the issued ordinary share capital, and in relation to any purchase or acquisition of Preference Shares, 10% of the non-redeemable convertible non-cumulative preference share capital, of the Company as at the date of the passing of this Ordinary Resolution; and

"**Maximum Price**" in relation to a Share or Preference Share to be purchased (as the case may be) means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:-

   (i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined in this Ordinary Resolution); and

   (ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined in this Ordinary Resolution),

where:-

"**Average Closing Price**" means the average of the Closing Market Prices of the Shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"**Closing Market Price**" means the last dealt price for a Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"**Highest Last Dealt Price**" means the highest price transacted for a Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of Shares or Preference Shares, as the case may be, from Shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Share or Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"**Market Day**" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Ordinary Resolution.

ORDINARY RESOLUTION 7 : APPROVAL OF THE SHARE ISSUE MANDATE

7. That, subject to and contingent upon the passing of Special Resolution 2, authority be and is hereby given to the Directors to:-

(a) (i) issue Shares whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require Shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:-

(c) the aggregate number of Shares to be issued pursuant to this Ordinary Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution), does not exceed 50% of the issued share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution), and provided further that where Shareholders with registered addresses in Singapore are not given the opportunity to participate in the same on a *pro-rata* basis, then the Shares to be issued under such circumstances (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution) shall not exceed 20% of the issued share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution);

(d) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of Shares that may be issued under paragraph (c) of this Ordinary Resolution, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:-

(i) new Shares arising from the conversion or exercise of any convertible securities;

(ii) new Shares arising from exercising share options or vesting of share awards which are outstanding or subsisting at the time this Ordinary Resolution is passed, provided the options or awards were granted in compliance with the Listing Manual of the SGX-ST; and

(iii) any subsequent consolidation or subdivision of Shares;

and in relation to an Instrument, the number of Shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

AS SPECIAL RESOLUTIONS:-

SPECIAL RESOLUTION 1: APPROVAL OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN CONJUNCTION WITH THE RIGHTS ISSUE

That, subject to and contingent upon the passing of Ordinary Resolutions 1, 2, 3 and 4, the amendments to the Articles of Association in conjunction with the Rights Issue as set out in Appendix III to the Circular be and are hereby approved.

SPECIAL RESOLUTION 2: APPROVAL OF THE GENERAL AMENDMENTS TO THE ARTICLES OF ASSOCIATION

That the amendments to the Articles of Association as set out in Appendix IV to the Circular be and are hereby approved.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
2 April 2004

Notes:-

(1) A member of the Company entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint not more than two (2) proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(2) The instrument appointing the proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than forty-eight (48) hours before the time fixed for the holding of the Extraordinary General Meeting.

(3) Share Purchase Mandate: As mentioned in Section 10.4 of the Circular to which this Notice is attached, the Company intends to use the Group's internal resources and/or external borrowings to finance purchases or acquisitions of its Shares and/or Preference Shares pursuant to the Share Purchase Mandate. For illustrative purposes only, the financial effects of purchases or acquisitions of Shares and/or Preference Shares pursuant to the Share Purchase Mandate on the Company's and the Group's audited financial statements for FY2003, based on certain stated assumptions, are set out in Section 10.5 of the Circular.

CIRCULAR DATED 2 APRIL 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

If you have sold or transferred all your issued and fully paid ordinary shares of $0.50 each in the capital of City Developments Limited ("**CDL**" or the "**Company**"), please forward this Circular together with the Notice of Extraordinary General Meeting and the attached Proxy Form immediately to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale or transfer, for onward transmission to the purchaser or transferee.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to the

(I) PROPOSED ONE-OFF SPECIAL CASH DIVIDEND;

(II) PROPOSED BONUS ISSUE OF UP TO 82,718,564 BONUS WARRANTS ("BONUS WARRANTS") ON THE BASIS OF ONE (1) BONUS WARRANT FOR EVERY TEN (10) ORDINARY SHARES OF $0.50 EACH HELD IN THE CAPITAL OF THE COMPANY ("SHARES") AS AT THE BOOKS CLOSURE DATE ("BONUS ISSUE"), FRACTIONAL ENTITLEMENTS TO BE DISREGARDED;

(III) PROPOSED RENOUNCEABLE RIGHTS ISSUE OF UP TO 330,874,257 NON-REDEEMABLE CONVERTIBLE NON-CUMULATIVE PREFERENCE SHARES OF $0.05 EACH IN THE CAPITAL OF THE COMPANY ("PREFERENCE SHARES") AT AN ISSUE PRICE OF $1.00 FOR EACH PREFERENCE SHARE, ON THE BASIS OF TWO (2) PREFERENCE SHARES FOR EVERY FIVE (5) SHARES HELD AS AT THE BOOKS CLOSURE DATE ("RIGHTS ISSUE"), FRACTIONAL ENTITLEMENTS TO BE DISREGARDED;

(IV) PROPOSED INCREASE IN THE COMPANY'S AUTHORISED SHARE CAPITAL AND AMENDMENTS TO ITS MEMORANDUM AND ARTICLES OF ASSOCIATION IN CONJUNCTION WITH THE RIGHTS ISSUE;

(V) PROPOSED GENERAL AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION;

(VI) PROPOSED SHARE PURCHASE MANDATE; AND

(VII) PROPOSED SHARE ISSUE MANDATE.

Financial Adviser for the Bonus Issue and the Rights Issue

DBS

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	27 April 2004 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	29 April 2004 at 3.30 p.m., or as soon thereafter following the conclusion of the Forty-First Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, whichever is later
Venue of Extraordinary General Meeting	:	M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908

CONTENTS

DEFINITIONS

In this Circular, the following definitions shall apply throughout unless otherwise stated:-

"Announcement Date"	:	26 February 2004, being the date of announcement of, *inter alia*, the Special Cash Dividend, the Bonus Issue and the Rights Issue
"ARE"	:	Application and acceptance form for Preference Shares and excess Preference Shares, to be issued to Entitled Shareholders (being Depositors) in respect of their provisional allotments of Preference Shares under the Rights Issue
"ARS"	:	Acceptance form for Preference Shares to be issued to purchasers of provisional allotments of Preference Shares under the Rights Issue traded on the SGX-ST through the book-entry (scripless) settlement system
"Articles"	:	The Articles of Association of the Company, as amended or modified from time to time
"Audit Committee"	:	The audit committee of the Company for the time being
"Board" or "Board of Directors"	:	The board of Directors of the Company for the time being
"Bonus Issue"	:	Proposed bonus issue by the Company of the Bonus Warrants on the basis of one (1) Bonus Warrant for every ten (10) Shares held by Entitled Shareholders as at the Books Closure Date, fractional entitlements to be disregarded
"Bonus Warrants" or "Warrants"	:	Up to 82,718,564 free warrants in registered form to be issued by the Company pursuant to the Bonus Issue and (where the context so admits) such additional warrants as may be required or permitted to be issued by the Company pursuant to the terms and conditions of the warrants to be set out in the Deed Poll (any such additional warrants to rank *pari passu* with the warrants issued under the Bonus Issue and for all purposes to form part of the same series of warrants constituted by the Deed Poll), each warrant entitling the holder thereof to subscribe for one (1) New Share, subject to the terms and conditions of the warrants to be set out in the Deed Poll
"Books Closure Date"	:	A time and date, to be determined by the Directors, at and on which the Register of Members and Share Transfer Books of the Company will be closed to determine:- (i) in relation to Shareholders, their entitlements to the Special Cash Dividend; and (ii) in relation to Entitled Shareholders, their entitlements to the Bonus Warrants under the Bonus Issue and their provisional allotments of Preference Shares under the Rights Issue
"CDL" or the "Company"	:	City Developments Limited
"CDP"	:	The Central Depository (Pte) Limited
"Circular"	:	This circular to Shareholders dated 2 April 2004

"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended or modified from time to time
"CPF"	:	Central Provident Fund
"DBS Bank" or "Financial Adviser"	:	DBS Bank Ltd
"Deed Poll"	:	Instrument by way of deed poll to be executed by the Company constituting the Bonus Warrants and containing, *inter alia*, provisions for the protection of the rights and interests of the Warrant Holders
"Directors"	:	The directors of the Company for the time being
"EGM"	:	Extraordinary general meeting of the Company to be held on 29 April 2004, notice of which is set out on pages 95 to 101 of this Circular (or any adjournment thereof)
"Entitled Shareholders"	:	Shareholders as at the Books Closure Date whose registered addresses with the Company or CDP, as the case may be, are in Singapore or who have, at least five (5) Market Days prior to the Books Closure Date, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents
"EPS"	:	Earnings per Share
"Exercise Period"	:	The period during which the Bonus Warrants may be exercised, being the period commencing on and including the date of issue of the Bonus Warrants and expiring at 5.00 p.m. on the date immediately preceding the second (2nd) anniversary of the date of issue of the Bonus Warrants (but excluding such period(s) during which the Register of Members of the Company and/or the Register of Warrant Holders may be closed), subject to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll
"Exercise Price"	:	The exercise price of $2.50 in cash at which a New Share may be subscribed for upon the exercise of a Bonus Warrant, subject to adjustments under certain circumstances in accordance with the terms and conditions of the Bonus Warrants to be set out in the Deed Poll
"Existing Major Shareholders"	:	Has the meaning ascribed to it in Section 1 of this Circular
"Foreign Shareholders"	:	Shareholders with registered addresses outside Singapore as at the Books Closure Date and who have not, at least five (5) Market Days prior thereto, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents
"FY"	:	Financial year ended 31 December
"Group"	:	The Company and its subsidiaries
"HLIH"	:	Hong Leong Investment Holdings Pte. Ltd.
"HLIH Group"	:	HLIH and its subsidiaries

"Income Tax Act"	:	Income Tax Act, Chapter 134 of Singapore, as amended or modified from time to time
"Instruments"	:	Has the meaning ascribed to it in Section 9.8 of this Circular
"Irrevocable Undertaking"	:	The irrevocable undertaking dated 26 February 2004 given by HLIH in relation to the Preference Shares, as described in Section 4.4 of this Circular
"Issue Price"	:	The issue price of Preference Shares, being $1.00 per Preference Share
"Latest Practicable Date"	:	29 March 2004, being the latest practicable date prior to the printing of this Circular
"Listing Manual"	:	Listing manual of the SGX-ST, as amended or modified from time to time
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"MAS"	:	Monetary Authority of Singapore
"Memorandum"	:	The Memorandum of Association of the Company, as amended or modified from time to time
"NAV"	:	Net asset value
"New Shares"	:	Up to 82,718,564 new Shares to be issued, credited as fully paid, upon the exercise of the Bonus Warrants, subject to and in accordance with the terms and conditions of the Bonus Warrants to be set out in the Deed Poll
"Offer Information Statement"	:	The offer information statement referred to in Section 256 of the SFA and the accompanying documents including, where the context so admits, any supplementary or replacement document to be issued by the Company in connection with the Rights Issue
"PAL"	:	Provisional allotment letter setting out the provisional allotments of Preference Shares under the Rights Issue of Entitled Shareholders (not being Depositors) whose Shares are registered in their own names
"Preference Shares"	:	Up to 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company, to be allotted and issued pursuant to the Rights Issue
"Proposed Transactions"	:	Has the meaning ascribed to it in Section 1 of this Circular
"Rights Issue"	:	Proposed renounceable rights issue by the Company of up to 330,874,257 Preference Shares at an issue price of $1.00 each, on the basis of two (2) Preference Shares for every five (5) Shares held by Entitled Shareholders as at the Books Closure Date, fractional entitlements to be disregarded
"Securities Account"	:	Securities account maintained by a Depositor with CDP but does not include a securities sub-account
"SFA"	:	Securities and Futures Act, Chapter 289 of Singapore, as amended or modified from time to time

"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Registered holders of Shares in the Register of Members of the Company, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context so admits, mean the Depositors whose Securities Accounts are credited with such Shares
"Shares"	:	Ordinary shares of $0.50 each in the share capital of the Company
"Share Issue Mandate"	:	Has the meaning ascribed to it in Section 11.1 of this Circular
"Share Purchase Mandate"	:	Proposed general mandate to authorise the Directors to exercise all the powers of the Company to purchase or otherwise acquire its issued Shares and/or Preference Shares to be issued pursuant to the Rights Issue upon and subject to the terms of such mandate
"Share Registrar" and "Warrant Agent"	:	M & C Services Private Limited
"SIC"	:	Securities Industry Council of Singapore
"Special Cash Dividend"	:	The proposed one-off special cash dividend of $0.50 (gross) or $0.40 (net) (after deduction of tax at the prevailing rate of 20%) for each Share held as at the Books Closure Date, amounting to an aggregate of approximately $330.9 million (net) (after deduction of tax at the prevailing rate of 20%)
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers, as amended or modified from time to time
"Warrant Holders"	:	Persons who are registered holders of Bonus Warrants, except that where the registered holder is CDP, the term "Warrant Holders" shall, in relation to such Bonus Warrants and where the context so admits, mean the Depositors whose Securities Accounts are credited with such Bonus Warrants
"20% Sub-Limit" and "50% Limit"	:	Have the meanings ascribed to them respectively in Section 9.8 of this Circular
"$" and "cents"	:	Singapore dollars and cents, respectively
"%" or "per cent"	:	Percentage or per centum

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall, where applicable, include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act, the Income Tax Act, the SFA, the Listing Manual or the Take-over Code, or any modification thereof, and not otherwise defined in this Circular shall, where applicable, have the same meaning assigned to it under the Companies Act, the Income Tax Act, the SFA, the Listing Manual or the Take-over Code, or any modification thereof, as the case may be.

Any reference to a time of day and date in this Circular is made by reference to Singapore time and date unless otherwise stated.

Any discrepancies in figures included in this Circular between the amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in this Circular may not be an arithmetic aggregation of the figures that precede them.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

Board of Directors:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Tan I Tong
Chee Keng Soon
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Registered Office:

36 Robinson Road
#04-01 City House
Singapore 068877

2 April 2004

To: The Shareholders of City Developments Limited

Dear Sir/Madam

(I) PROPOSED ONE-OFF SPECIAL CASH DIVIDEND;

(II) PROPOSED BONUS ISSUE OF UP TO 82,718,564 BONUS WARRANTS ON THE BASIS OF ONE (1) BONUS WARRANT FOR EVERY TEN (10) SHARES HELD AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED;

(III) PROPOSED RENOUNCEABLE RIGHTS ISSUE OF UP TO 330,874,257 NON-REDEEMABLE CONVERTIBLE NON-CUMULATIVE PREFERENCE SHARES OF $0.05 EACH IN THE CAPITAL OF THE COMPANY AT AN ISSUE PRICE OF $1.00 FOR EACH PREFERENCE SHARE, ON THE BASIS OF TWO (2) PREFERENCE SHARES FOR EVERY FIVE (5) SHARES HELD AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED;

(IV) PROPOSED INCREASE IN THE COMPANY'S AUTHORISED SHARE CAPITAL AND AMENDMENTS TO ITS MEMORANDUM AND ARTICLES OF ASSOCIATION IN CONJUNCTION WITH THE RIGHTS ISSUE;

(V) PROPOSED GENERAL AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION;

(VI) PROPOSED SHARE PURCHASE MANDATE; AND

(VII) PROPOSED SHARE ISSUE MANDATE.

---

1. INTRODUCTION

On 26 February 2004, the Company announced that the Directors propose to seek Shareholders' approval for the declaration of the Special Cash Dividend. The Company also announced the Bonus Issue and the Rights Issue, subject to, *inter alia*, (i) approval of the SGX-ST for the listing of and quotation for the Bonus Warrants, the New Shares, the Preference Shares and the Shares into which the Preference Shares may be converted, on the SGX-ST; and (ii) the approval of Shareholders at the EGM. The Special Cash Dividend, the Bonus Issue and the Rights Issue (collectively, "**Proposed Transactions**") are inter-conditional, and none of the Proposed Transactions will be undertaken by the Company unless, *inter alia*, Shareholders' approval for each of them is obtained.

HLIH and certain of its subsidiaries (collectively, "**Existing Major Shareholders**") hold, in aggregate, approximately 48.5% of the issued share capital of the Company as at the Latest Practicable Date. HLIH has furnished the Company with the Irrevocable Undertaking.

Pursuant to the Irrevocable Undertaking, HLIH has undertaken to subscribe or procure subscriptions, and/or apply or procure applications (including applications for excess rights), in respect of such number of Preference Shares that remain unsubscribed by Shareholders or their renouncees under the Rights Issue. Shareholders are referred to Section 4.4 of this Circular for more information on the Irrevocable Undertaking. In view of the Irrevocable Undertaking, the Rights Issue is not underwritten by any financial institution.

In conjunction with the Rights Issue, it is proposed that the authorised share capital of the Company be increased and the Memorandum and the Articles be consequentially amended, and that the Articles also be amended to, *inter alia*, provide for the rights, benefits and privileges of the Preference Shares (as to which see Section 8 of this Circular). It is also proposed that certain other provisions of the Articles be amended for streamlining and updating, in view of recent changes to the relevant laws and regulations (as to which see Section 9 of this Circular).

The Directors also propose to seek Shareholders' approval for the Share Purchase Mandate (as to which see Section 10 of this Circular), and for the Share Issue Mandate (as to which see Section 11 of this Circular).

On 26 March 2004, the SGX-ST granted its in-principle approval for the listing of and quotation for the Bonus Warrants, the New Shares, the Preference Shares and the Shares into which the Preference Shares may be converted, on the Official List of the SGX-ST subject to, *inter alia*:-

(a) Shareholders' approval being obtained for the Bonus Issue and the Rights Issue;

(b) confirmation from a financial institution that HLIH has sufficient financial resources to fulfil its obligations under the Irrevocable Undertaking;

(c) a sufficient spread of holdings for the Bonus Warrants and the Preference Shares to provide an orderly market in the Bonus Warrants and the Preference Shares respectively and confirmation of the same from the Financial Adviser; and

(d) the Audit Committee deciding on the following matters after the issue of the Preference Shares:-

    (i) payment of any Preference Dividend (as defined in Section 4.2 of this Circular); and

    (ii) conversion of the Preference Shares into Shares.

The SGX-ST assumes no responsibility for the correctness of the statements made or reports contained, or opinions expressed, in this Circular. The in-principle approval of the SGX-ST is not to be taken as an indication of the merits of the Company, its subsidiaries, the Bonus Issue, the Bonus Warrants, the New Shares, the Rights Issue, the Preference Shares or the Shares into which the Preference Shares may be converted.

The purpose of this Circular is to provide Shareholders with information pertaining to, and to seek Shareholders' approval at the EGM for the Proposed Transactions, the proposed increase in the Company's authorised share capital and the amendments to the Memorandum and the Articles in conjunction with the Rights Issue, the proposed general amendments to the Articles, the Share Purchase Mandate and the Share Issue Mandate.

2. THE SPECIAL CASH DIVIDEND

2.1 It was announced on 26 February 2004 that subject to, and contingent upon, *inter alia*, the approval of Shareholders being received for the Bonus Issue and the Rights Issue at the EGM, the Directors propose to declare the Special Cash Dividend, being a one-off dividend of $0.50 (gross) or $0.40 (net) (after deduction of tax at the prevailing rate of 20%) for each Share held as at the Books Closure Date, amounting to an aggregate of approximately $330.9 million (net) (after deduction of tax at the prevailing rate of 20%).

Based on the prevailing tax rate of 20%, the Special Cash Dividend will involve a reduction of approximately $330.9 million from the Company's revenue reserve account prior to the completion of the Rights Issue.

The Special Cash Dividend is a one-off exercise and is in addition to the proposed first and final dividend of 15% less 20% income tax for the financial year ended 31 December 2003 recommended by the Directors for approval by Shareholders at the annual general meeting of the Company to be held on 29 April 2004.

2.2 The Special Cash Dividend is to reward Shareholders for their loyalty to and continuing support for the Company. In addition, the Special Cash Dividend allows the Company to pass on its Section 44A tax credits to Shareholders.

2.3 Shareholders whose names appear in the records of CDP or the Register of Members of the Company, as the case may be, as at the Books Closure Date, will be entitled to the Special Cash Dividend.

2.4 Shareholders with Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their entitlements to the Special Cash Dividend despatched to them by CDP by ordinary post at their own risk to their respective addresses as they appear in the records of CDP or, in the case where such Shareholders have designated their bank accounts for direct crediting of their dividends and other distributions, will have the payment directly credited by CDP to their designated bank accounts.

Shareholders (other than CDP) whose names are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Special Cash Dividend despatched to them by ordinary post at their own risk to their respective addresses as they appear in the Register of Members of the Company.

3. THE BONUS ISSUE

3.1 Basis of the Bonus Issue

The Bonus Warrants are proposed to be issued free to Entitled Shareholders on the basis of one (1) Bonus Warrant for every ten (10) Shares held as at the Books Closure Date, fractional entitlements to be disregarded.

Shareholders should note that the issue of any Bonus Warrants is subject to, and contingent upon, *inter alia,* the approval of Shareholders being received for the declaration of the Special Cash Dividend and the Rights Issue at the EGM.

Based on the issued and paid-up share capital of the Company as at the Latest Practicable Date of 827,185,643 Shares, up to 82,718,564 Bonus Warrants will be issued pursuant to the Bonus Issue.

Each Bonus Warrant shall carry the right to subscribe in cash for one (1) New Share at the Exercise Price (being $2.50), subject to adjustments under certain circumstances in accordance with the terms and conditions of the Bonus Warrants to be set out in the Deed Poll.

The Exercise Price represents a discount of approximately 63% to the last traded price of $6.70 per Share on the SGX-ST as at the Announcement Date, and a discount of approximately 58% to the closing price of $6.00 per Share on the SGX-ST, as at the Latest Practicable Date.

The full exercise of the Bonus Warrants would result in the issue of a maximum of 82,718,564 New Shares, representing approximately 10% of the Company's existing issued share capital. The gross proceeds arising from the full exercise of the Bonus Warrants would be approximately $206.8 million.

Fractional entitlements to the Bonus Warrants which are disregarded and not allotted to Entitled Shareholders will be aggregated and sold on the SGX-ST for the benefit of the Company or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit.

3.2 Indicative Terms of the Bonus Warrants

Number of Bonus Warrants	:	Up to 82,718,564 Bonus Warrants.
Issue Price	:	Free.
Basis of Allotment	:	One (1) Bonus Warrant for every ten (10) Shares held by Entitled Shareholders as at the Books Closure Date, fractional entitlements to be disregarded.
Form and Subscription Rights	:	The Bonus Warrants will be issued in registered form and will be constituted by the Deed Poll. Subject to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll, each Bonus Warrant will entitle the Warrant Holder to subscribe in cash for one (1) New Share at the Exercise Price during the Exercise Period.
Exercise Price	:	$2.50 in cash, being the price at which a New Share may be subscribed for upon the exercise of a Bonus Warrant, subject to adjustments under certain circumstances in accordance with the terms and conditions of the Bonus Warrants to be set out in the Deed Poll.
Exercise Period	:	The Bonus Warrants may, subject to the terms and conditions thereof to be set out in the Deed Poll, be exercised at any time during the period commencing on and including the date of issue of the Bonus Warrants and expiring at 5.00 p.m. on the day immediately preceding the second (2nd) anniversary of the date of issue of the Bonus Warrants, unless such date is a date on which the Register of Members of the Company and/or the Register of Warrant Holders are closed or is not a Market Day, in which event the Bonus Warrants shall expire on the date prior to the closure of the Register of Members of the Company and/or the Register of Warrant Holders or on the immediately preceding Market Day, as the case may be, but excluding such period(s) during which the Register of Members of the Company and/or the Register of Warrant Holders may be closed. The Bonus Warrants remaining unexercised at the expiry of the Exercise Period shall lapse and cease to be valid for any purpose.
Mode of Payment for Exercise of Bonus Warrants	:	Warrant Holders who exercise their Bonus Warrants must make payment in cash by way of remittance in Singapore currency by banker's draft or cashier's order drawn on a bank in Singapore in favour of the Company for the full amount of the monies payable in respect of the Bonus Warrant(s) exercised.
Adjustments	:	The Exercise Price and the number of Bonus Warrants to be held by each Warrant Holder will be subject to adjustments under certain circumstances to be set out in the Deed Poll. Any additional warrants issued pursuant to any such adjustments shall rank *pari passu* with the Bonus Warrants and will for all purposes form part of the same series.
Modification of Terms of Bonus Warrants	:	The Company may, without the consent of the Warrant Holders but in accordance with the terms and conditions of the Bonus Warrants to be set out in the Deed Poll, effect any modification to the terms of the Bonus Warrants or the Deed Poll which, in the opinion of the Company, (i) is not materially prejudicial to the interests of the Warrant Holders; (ii) is of a formal, technical or minor nature or to correct a manifest error or to comply with

mandatory provisions of Singapore law; and/or (iii) is to vary or replace provisions relating to the transfer or exercise of the Bonus Warrants including the issue of New Shares arising from the exercise thereof or meetings of the Warrant Holders in order to facilitate trading in or the exercise of the Bonus Warrants or in connection with the implementation and operation of the book-entry (scripless) settlement system in respect of trades of the Company's securities on the Main Board of the SGX-ST.

Without prejudice to any other provisions to be set out in the Deed Poll, any material alteration to the terms of the Bonus Warrants after the issue thereof to the advantage of the Warrant Holders and prejudicial to Shareholders must be approved by Shareholders in general meeting, except where the alterations are made pursuant to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll.

Status of the New Shares	:	Subject to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll, the New Shares will, upon allotment and issue, rank *pari passu* in all respects with the then issued Shares except that they will not be entitled to participate in any dividends, rights, allotments or other distributions, the record date for which is before the relevant date of exercise of the Bonus Warrants.
Warrant Agent	:	M & C Services Private Limited.
Winding-up	:	If a resolution is passed for a members' voluntary winding-up of the Company, then:-

(i) if such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrant Holders, or some person designated by them for such purpose by special resolution, shall be a party and which shall have been approved or assented to by way of a special resolution, the terms of such scheme of arrangement shall be binding on all the Warrant Holders and all persons having an interest in the Bonus Warrants; and

(ii) in any other case, subject to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll, the Warrant Holders may elect to be treated as if they had exercised the Bonus Warrants immediately prior to the commencement of such winding-up and had been on such date the holders of the Shares to which they would have been entitled pursuant to such exercise.

Subject to the foregoing, if the Company is wound up for any other reason, all Bonus Warrants not exercised at the date of the passing of the resolution for the winding-up of the Company shall lapse and cease to be valid for any purpose.

Further Issues of Shares	:	Subject to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll, the Company shall be at liberty to issue Shares to Shareholders either for cash or as a bonus distribution and further subscription rights upon such terms and conditions as the Company sees fit but the Warrant Holders shall not have any participating rights in such issue unless otherwise resolved by the Company in general meeting.

Listing and Trading	:	The SGX-ST has granted in-principle approval for the listing of and quotation for the Bonus Warrants and the New Shares on the SGX-ST (subject to certain conditions as described in Section 1 of this Circular). The in-principle approval of the SGX-ST is not to be taken as an indication of the merits of the Bonus Issue, the Bonus Warrants or the New Shares. The Bonus Warrants are not attached to the Preference Shares and will, subject to there being a sufficient spread of holdings for the Bonus Warrants to provide an orderly market in the Bonus Warrants, be listed and quoted on the SGX-ST under the book-entry (scripless) settlement system. Each board lot of Bonus Warrants will consist of 1,000 Bonus Warrants.
Governing Law	:	Laws of Singapore.

The proposed terms and conditions of the Bonus Warrants are set out in Appendix II to this Circular and are subject to such changes as the Directors may deem fit as provided for in the Deed Poll.

3.3 Eligibility of Shareholders to Participate in the Bonus Issue

Entitled Shareholders

Shareholders whose names appear in the records of CDP or the Register of Members of the Company, as the case may be, as at the Books Closure Date, with registered addresses in Singapore or who have, at least five (5) Market Days prior to the Books Closure Date, provided to CDP or the Company, as the case may be, addresses in Singapore for the service of notices and documents will be entitled to participate in the Bonus Issue.

Entitled Shareholders will be issued Bonus Warrants on the basis of their shareholdings as at the Books Closure Date.

All dealings in and transactions of the Bonus Warrants through the SGX-ST will be effected under the book-entry (scripless) settlement system. Accordingly, the warrant certificates to be issued to Entitled Shareholders (not being Depositors) will not be valid for delivery pursuant to trades done on the SGX-ST.

Entitled Shareholders (not being Depositors) are encouraged to open Securities Accounts if they have not already done so and to deposit their share certificates with CDP prior to the Books Closure Date so that their Securities Accounts may be credited by CDP with their Shares and the Bonus Warrants. Entitled Shareholders should note that their Securities Accounts will only be credited with the relevant Shares on the twelfth (12th) Market Day from the date of lodgement of the share certificates with CDP or such later date as CDP may determine.

The Bonus Warrants are to be issued to Entitled Shareholders regardless of whether they accept their provisional allotments of Preference Shares under the Rights Issue.

Foreign Shareholders

In order to avoid any violation of the securities legislation applicable in countries other than Singapore, the Bonus Warrants will not be issued to Foreign Shareholders. If it is practicable to do so, the Company may, at its discretion, arrange for such Bonus Warrants, which would otherwise have been allotted to Foreign Shareholders, to be sold on the SGX-ST.

The net proceeds from such sales, after deduction of all expenses therefrom, will be pooled and thereafter distributed among Foreign Shareholders in proportion to their respective shareholdings or, as the case may be, the number of Shares standing to the credit of their respective Securities Accounts as at the Books Closure Date and sent to them at their own risk by ordinary post, provided that where the amount of net proceeds distributable to any single Foreign Shareholder is less than $10.00, the Company shall be entitled to retain or deal with such net proceeds as the Directors may, in their absolute discretion, deem fit and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in connection therewith.

Where such Bonus Warrants are sold on the SGX-ST, they will be sold at such price or prices as the Company may, in its absolute discretion, decide and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in respect of such sales.

3.4 Use of CPF Funds

Shareholders who are participating in the CPF investment scheme are allowed to, subject to CPF rules and regulations, use monies standing to the credit of their respective CPF accounts to pay for the Exercise Price of the Bonus Warrants.

4. THE RIGHTS ISSUE

4.1 Basis of the Rights Issue

The Rights Issue is proposed to be offered on a renounceable basis to Entitled Shareholders on the basis of two (2) Preference Shares for every five (5) Shares held by Shareholders as at the Books Closure Date at the Issue Price (being $1.00), fractional entitlements to be disregarded. The Preference Shares are payable in full upon acceptance and/or application.

Shareholders should note that the Rights Issue is subject to, and contingent upon, *inter alia*, the approval of Shareholders being received for the declaration of the Special Cash Dividend and the Bonus Issue at the EGM.

Based on the issued share capital of the Company as at the Latest Practicable Date of 827,185,643 Shares, up to 330,874,257 Preference Shares may be issued pursuant to the Rights Issue.

Upon full conversion of the Preference Shares by the Company, the Preference Shares will become a maximum of 44,998,898 Shares, representing approximately 5.4% of the Company's existing issued share capital.

Fractional entitlements to the Preference Shares will be disregarded in arriving at the Shareholders' entitlements and will, together with the provisional allotments which are not taken up for any reason, be aggregated and used to satisfy excess applications (if any), or disposed of or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company.

Entitled Shareholders will be at liberty to accept, decline or otherwise renounce or trade their provisional allotments of Preference Shares and are eligible to apply for additional Preference Shares in excess of their provisional allotments under the Rights Issue. Provisional allotments which are not taken up for any reason shall be used to satisfy excess applications or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company. DBS Bank will recommend to the Directors the basis of allotting any excess Preference Shares but the final allotment will be determined at the absolute discretion of the Directors, as they may deem fit for the benefit of the Company.

4.2 Principal Terms of the Preference Shares

The principal terms of the Preference Shares are summarised below:-

Description	:	Non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of CDL to be allotted and issued pursuant to the Rights Issue.
Number	:	Up to 330,874,257 Preference Shares.
Issue Price	:	$1.00 for each Preference Share, representing a premium of $0.95 each and is payable in full on acceptance and/or application.
Preference Dividend	:	The Preference Shares shall, subject to the terms and conditions thereof, carry the right to receive a non-cumulative preferential cash dividend ("**Preference Dividend**") for each Dividend Period (as defined below) **at such rate per annum as may be determined by the Board (or an authorised committee thereof) at its discretion, but not exceeding the fixed rate of 3.9% (net) per annum ("Maximum Dividend Rate").** The Preference Dividend at the relevant rate shall be computed based on the Issue Price for each Preference Share. The Preference Dividend (when, as and if declared) shall be payable semi-annually in arrears on each Dividend Payment Date (as defined below). The Preference Dividend is non-cumulative. No holder of Preference Shares shall have any claim in respect of any Preference Dividend or part thereof not due or payable pursuant to the terms of the Preference Shares (including pursuant to the provisions in the sections on "Dividends at the Board's Discretion" and "Dividend Restriction" described below). Accordingly, such amount not due or payable shall not accrue and shall not accumulate for the benefit of holders of Preference Shares or entitle holders of Preference Shares to any claim in respect thereof against the Company. For the purposes of determining the entitlement of holders of Preference Shares to the Preference Dividend on any Dividend Payment Date, only those holders of Preference Shares whose names appear in the Register of Holders of Preference Shares or the Depository Register, as the case may be, as at such date as the Company may fix as the books closure date for the purpose of determining entitlements to the Preference Dividend, shall be entitled to the Preference Dividend.
Dividend Payment Date	:	The Dividend Payment Date shall be 30 June and 31 December in each year, provided always that:- (i) the first Dividend Payment Date shall be 31 December of the calendar year in which the issue date of the Preference Shares falls; (ii) the last Dividend Payment Date in respect of any Preference Shares shall be the Conversion Date (as defined below) of those Preference Shares; and (iii) if any Dividend Payment Date would otherwise fall on a day which is not a business day, such Dividend Payment Date shall be the next following day which is a business day.

Dividend Period	:	Each successive period from (and including) a Dividend Payment Date to (but excluding) the next succeeding Dividend Payment Date is referred to as the "**Dividend Period**", provided always that (i) the first Dividend Period shall be the period from (and including) the date of issue of the Preference Shares to (but excluding) the first Dividend Payment Date; and (ii) the last Dividend Period shall be the period from (and including) the Dividend Payment Date immediately preceding the Conversion Date to (but excluding) the Conversion Date of those Preference Shares.
Dividends at the Board's Discretion	:	Any decision regarding the declaration or payment of any Preference Dividend on the Preference Shares shall be at the sole and absolute discretion of the Board (or an authorised committee thereof). Nothing in the Articles shall impose or be construed as imposing on the Board (or an authorised committee thereof) any requirement or duty to resolve to declare or pay the whole or part of the Distributable Profits (as defined below) as of the relevant Dividend Payment Date as Preference Dividend. No Preference Dividend or any part thereof shall become due or payable, or shall accrue, on any Dividend Payment Date unless the Board (or an authorised committee thereof) has declared or resolved to pay such Preference Dividend or part thereof with respect to that Dividend Payment Date. As mentioned in Section 1 of this Circular, one of the conditions imposed by the SGX-ST for its in-principle approval for the listing of and quotation for, *inter alia*, the Preference Shares and the Shares into which the Preference Shares may be converted is that any decision regarding the payment of any Preference Dividend shall be made by the Audit Committee.
Dividend Restriction	:	Subject to applicable law and the following paragraph, the Company will pay the Preference Dividend on the Preference Shares out of, and to the extent of, profits of the Company available for payment of dividend ("**Distributable Profits**"). Notwithstanding that the Board (or an authorised committee thereof) may have declared or resolved to pay any Preference Dividend on any Dividend Payment Date, if the amount of such Preference Dividend so declared (if paid in full) would exceed the Distributable Profits as of the relevant Dividend Payment Date, the Company shall make partial payment of the Preference Dividend, to the extent of available Distributable Profits, to holders of Preference Shares on a *pro-rata* basis. The Company is not obliged to pay, and shall not pay, the shortfall in the amount of the Preference Dividend so declared, and such shortfall shall be deemed not to be due and payable and is not accrued.
Accrued but Unpaid Preference Dividend	:	If the Company fails to pay any Preference Dividend due and payable on any Dividend Payment Date in accordance with the terms of the Preference Shares and the amount of such Preference Dividend would not exceed the Distributable Profits as of the relevant Dividend Payment Date, the accrued but unpaid amount of the Preference Dividend shall be compounded annually at the prevailing prime lending rate for Singapore dollars quoted by DBS Bank, calculated on the basis of a 365-day year, and such Preference Dividend shall continue to accrue for the period from (and including) the relevant Dividend Payment Date to (but excluding) the actual payment date.

Such accrued but unpaid Preference Dividend shall be payable only out of Distributable Profits. In the event such accrued but unpaid Preference Dividend (if paid in full) would exceed the Distributable Profits for the time being, the Company shall make partial payment of such accrued Preference Dividend, to the extent of the available Distributable Profits, to holders of Preference Shares on a *pro-rata* basis. The balance amount of such accrued Preference Dividend that remains unpaid shall be compounded and shall accrue in accordance with this section on "Accrued but Unpaid Preference Dividend" until actual payment is made in full.

Dividend Stopper : If for any reason the Company does not declare or pay, in respect of any Dividend Period ("**Relevant Dividend Period**"), the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Price for the Relevant Dividend Period, the Company shall not declare or pay any dividend (whether interim or final) or other distribution in respect of, or (if permitted) effect the repurchase or redemption of, its Shares or any other shares in the capital of the Company (other than any other classes of shares which, subject to the terms of the Preference Shares, shall have been created and issued with the consent of holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) or contribute any moneys to a sinking fund for the redemption of any such shares in the capital of the Company, until such time as:-

(i) the Company has declared and paid, in respect of any two (2) consecutive Dividend Periods after the Relevant Dividend Period, the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Price for each of such two (2) consecutive Dividend Periods on the relevant Dividend Payment Dates; or

(ii) the aggregate of the amount equivalent to the Preference Dividend calculated at the Maximum Dividend Rate on the Issue Price for each of such two (2) consecutive Dividend Periods has been paid into, or irrevocably set aside in, a separately designated trust account for payment to holders of Preference Shares.

Conversion : Subject to the terms and conditions of the Preference Shares, any or all of the Preference Shares are convertible into fully-paid Shares **at the sole option of the Company** at the Conversion Ratio (as defined below) at any time during the Conversion Period (as defined below). **The Preference Shares are not convertible into Shares at the option of holders of Preference Shares.** The Preference Shares are perpetual securities and there will be no mandatory conversion of the Preference Shares upon the expiry of a specified time period. The Preference Shares are structured such that, *inter alia,* they are convertible at the sole option of the Company and the Preference Dividend is non-cumulative and subject to declaration by the Board (or an authorised committee thereof), to facilitate the treatment of the Preference Shares as equity instruments in the books of the Company.

As mentioned in Section 1 of this Circular, one of the conditions imposed by the SGX-ST for its in-principle approval for the listing of and quotation for, *inter alia*, the Preference Shares and the Shares into which the Preference Shares may be converted is that any decision regarding the conversion of the Preference Shares shall be made by the Audit Committee.

The Company's right to convert the Preference Shares into Shares shall be exercised by the Company issuing to holders of Preference Shares, a notice in accordance with the terms of the Preference Shares, setting out, *inter alia*, the proposed date ("**Conversion Date**") during the Conversion Period on which the Preference Shares are to be converted into Shares. The Company will also make an announcement of any exercise of its rights of conversion of the Preference Shares.

Upon conversion, the Preference Shares to be converted will become Shares and from the Conversion Date, the rights attached to the relevant Preference Shares are altered, and the relevant Preference Shares will cease to have any preference or priority as set out in this Section 4.2, and the Shares into which the relevant Preference Shares are converted shall rank *pari passu* in all respects with the Shares then in issue save for any dividends, rights, allotments or other distributions the record date for which is before the Conversion Date.

Conversion Period : The period during which the Preference Shares may be converted (at the sole option of the Company) into fully paid Shares, being at any time on or after the second (2nd) anniversary of the date of issue of the Preference Shares but excluding such period(s) during which the Register of Holders of Preference Shares and/or the Register of Members of the Company may be closed in accordance with the Articles.

Conversion Ratio : Conversion of the Preference Shares shall be at the Conversion Ratio of 0.136 Share for every $0.05 in nominal value of the Preference Share, subject to adjustments under certain circumstances to be set out in the terms of the Preference Shares. For the purpose of illustration, a holder of 1,000 Preference Shares would, on conversion, be entitled to 136 Shares. For the purpose of conversion, fractions of a Share into which the Preference Shares are converted are to be disregarded. For the avoidance of doubt, no adjustments will be made to the Conversion Ratio pursuant to the exercise of any Bonus Warrants. The Conversion Ratio was determined based on a conversion price of approximately $7.35 per Share, representing a premium of approximately 10% over the volume weighted average closing price of the Shares on the SGX-ST for the five (5) consecutive trading days immediately preceding the Announcement Date of $6.68 per Share, and a premium of approximately 23% over the closing price of $6.00 per Share as at the Latest Practicable Date.

Shareholders should note that conversion of the Preference Shares at the Conversion Ratio may result in holders of Preference Shares holding odd lots of Shares into which the Preference Shares are converted and, in the case of partial conversion only, odd lots of Preference Shares that remain unconverted after such partial conversion. The market for trading of such odd lots of Shares and/or Preference Shares may be illiquid.

Additional Preference Dividend : In the event the Company exercises its right of conversion, subject to the terms and conditions of the Preference Shares, the Company shall pay to holders of Preference Shares:-

(i) a one-off preferential cash dividend, at the fixed rate of 64% (net) of the Issue Price for each Preference Share ("**Additional Preference Dividend**"); and

(ii) any Preference Dividend accrued up to (but excluding) the Conversion Date (including any Preference Dividend accrued in accordance with the section "Accrued but Unpaid Preference Dividend" above), but unpaid as at the Conversion Date.

The Additional Preference Dividend shall be paid only out of Distributable Profits. The Company shall not be entitled to exercise its rights to convert the Preference Shares (whether in whole or in part) unless it has sufficient Distributable Profits to pay in full the Additional Preference Dividend in respect of the Preference Shares to be converted.

Ranking : On allotment and issue, the Preference Shares will rank:-

(i) *pari passu* without any preference or priority among themselves; and

(ii) in priority over the Shares and any other classes of shares in the capital of the Company (other than any classes of shares which, subject to the terms of the Preference Shares, shall have been created and issued with the consent of holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) in respect of (a) payment of the Preference Dividend and the Additional Preference Dividend; and (b) in the event of a winding-up of or return of capital (except in the case of a buy-back of Shares pursuant to applicable law and the requirements of the SGX-ST) by the Company, payment of any Preference Dividend that has accrued to holders of Preference Shares and is unpaid, the Additional Preference Dividend (whether or not then due) as well as the amount paid up on the Preference Shares (including the premium paid thereon).

The Company may not issue shares which rank, in terms of payment of dividend and return of capital, in priority to the Preference Shares without the consent of holders of Preference Shares.

Save as set out in this Section 4.2 and in the terms of the Preference Shares, holders of Preference Shares shall have no further rights to participate in the profits or assets of the Company.

Share Buy-Back : Nothing in the terms of the Preference Shares shall prevent or restrict the buy-back by the Company of any classes of shares in its issued share capital (including the Preference Shares) pursuant to applicable law and the requirements of the SGX-ST. In addition, no approval or consent of holders of Preference Shares shall be required for such buy-back of any classes of

shares and there shall be no adjustments to the Conversion Ratio by reason of such buy-back of any classes of shares (including the Preference Shares).

Voting Rights	:	Holders of Preference Shares shall have no voting rights, except under certain circumstances provided for in the Companies Act as set out in the terms of the Preference Shares.
Listing	:	The SGX-ST has granted in-principle approval for the listing of and quotation for the Preference Shares and the Shares into which the Preference Shares may be converted on the SGX-ST (subject to certain conditions as described in Section 1 of this Circular). The in-principle approval of the SGX-ST is not to be taken as an indication of the merits of the Rights Issue, the Preference Shares or the Shares into which the Preference Shares may be converted.
Form and Tradeable Lot	:	The Preference Shares will be issued in registered form and the Company will maintain a register thereof. The Preference Shares will, subject to there being a sufficient spread of holdings for the Preference Shares to provide an orderly market in the Preference Shares, be listed and quoted on the SGX-ST under the book-entry (scripless) settlement system. Each board lot of Preference Shares will consist of 1,000 Preference Shares.

The terms and conditions of the Rights Issue (including the terms of the Preference Shares) are subject to such changes as the Directors may, after discussion with DBS Bank, deem fit. The final terms and conditions of the Rights Issue will be contained in the Offer Information Statement to be despatched by the Company to Entitled Shareholders in due course.

4.3 Eligibility of Shareholders to Participate in the Rights Issue

Entitled Shareholders

Entitled Shareholders will be entitled to participate in the Rights Issue and to receive the Offer Information Statement together with the AREs or PALs, as the case may be, and its accompanying documents at their respective Singapore addresses. Entitled Shareholders (being Depositors) who do not receive the AREs may obtain them and the Offer Information Statement from CDP during the period up to the close of the Rights Issue. Entitled Shareholders (not being Depositors) who do not receive the PALs may obtain them and the Offer Information Statement from the Share Registrar during the period up to the close of the Rights Issue.

Entitled Shareholders will be provisionally allotted the Preference Shares under the Rights Issue on the basis of their shareholdings as at the Books Closure Date. Details of the Rights Issue will be set out in the Offer Information Statement to be despatched to Entitled Shareholders in due course.

All dealings in and transactions of the provisional allotments of Preference Shares through the SGX-ST will be effected under the book-entry (scripless) settlement system. Accordingly, the PALs to be issued to Entitled Shareholders (not being Depositors) will not be valid for delivery pursuant to trades done on the SGX-ST.

Entitled Shareholders (not being Depositors) are encouraged to open Securities Accounts if they have not already done so and to deposit their share certificates with CDP prior to the Books Closure Date so that their Securities Accounts may be credited by CDP with their Shares and the provisional allotments of Preference Shares. Entitled Shareholders should note that their Securities Accounts will only be credited with the Shares on the twelfth (12th) Market Day from the date of lodgement of the share certificates with CDP or such later date as CDP may determine.

Foreign Shareholders

The Offer Information Statement and its accompanying documents will not be registered or filed in any jurisdiction other than in Singapore. The distribution of the Offer Information Statement and its accompanying documents may be prohibited or restricted (either absolutely or subject to various relevant securities requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant securities laws of those jurisdictions. For practical reasons and in order to avoid any violation of the securities legislation applicable in countries other than Singapore, the Offer Information Statement and its accompanying documents will not be despatched to Foreign Shareholders.

Accordingly, no provisional allotment of the Preference Shares will be made to Foreign Shareholders and no purported acceptance thereof or application therefor by Foreign Shareholders will be valid.

The Offer Information Statement and its accompanying documents will also not be despatched to persons purchasing the provisional allotments of Preference Shares through the book-entry (scripless) settlement system if their registered addresses with CDP are outside Singapore ("**Foreign Purchasers**"). Foreign Purchasers who wish to accept the provisional allotments of the Preference Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore. The Company further reserves the right to reject any acceptances of the Preference Shares and/or applications for excess Preference Shares where it believes that such acceptances and/or applications may violate the applicable legislation of any jurisdiction.

Depositors should note that all correspondences and notices will be sent to their last registered addresses with CDP.

Depositors who may wish to maintain a mailing address ("**Rights Mailing Address**") with CDP for the purpose of receiving the Rights Issue documents should inform CDP in writing at 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807. Depositors are reminded that any request to CDP to register a Rights Mailing Address or to effect any change in address must reach CDP at least five (5) Market Days before the Books Closure Date.

Shareholders (not being Depositors) who do not presently have an address in Singapore for the service of notices and documents and who wish to be eligible to participate in the Rights Issue should provide such an address in Singapore not later than five (5) Market Days before the Books Closure Date by notifying:-

City Developments Limited
c/o M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

If it is practicable to do so, arrangements may, at the discretion of the Company, be made for the provisional allotments of Preference Shares, which would otherwise have been provisionally allotted to Foreign Shareholders, to be sold "nil-paid" on the SGX-ST as soon as practicable after dealings in the provisional allotments of Preference Shares commence. Such sales may, however, only be effected if the Company, in its absolute discretion, determines that a premium can be obtained from such sales, after taking into account expenses to be incurred. The net proceeds from all such sales, after deduction of all expenses therefrom, will be pooled and thereafter distributed to Foreign Shareholders in proportion to their respective shareholdings or, as the case may be, the number of Shares entered against their names in the Depository Register as at the Books Closure Date and sent to them at their own risk by ordinary post, provided that where the amount of net proceeds to be distributed to any single Foreign Shareholder is less than $10.00, the Company shall be entitled to retain or deal with such net proceeds as the Directors may, in their absolute discretion, deem fit and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in

connection therewith. Where such provisional allotments of Preference Shares are sold "nil-paid" on the SGX-ST, they will be sold at such price or prices as the Company may, in its absolute discretion, decide and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in respect of such sales or the proceeds thereof, the provisional allotments of Preference Shares or the Preference Shares represented by such provisional allotments.

If such provisional allotments cannot be sold or are not sold on the SGX-ST as aforesaid for any reason by such time as the SGX-ST shall have declared to be the last day for trading in the provisional allotments of Preference Shares, the Preference Shares represented by such provisional allotments will be issued to satisfy excess applications or dealt with in such manner as the Directors may, in their absolute discretion, deem fit and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in connection therewith.

Shareholders should note that the special arrangements described above will apply only to Foreign Shareholders.

Notwithstanding the above, Shareholders or any other person having possession of the Offer Information Statement and its accompanying documents are advised to inform themselves of and to observe any legal requirements applicable thereto. **No person in any territory outside Singapore receiving the Offer Information Statement and/or its accompanying documents may treat the same as an offer, invitation or solicitation to subscribe for any Preference Shares unless such offer, invitation or solicitation could lawfully be made without violating any regulatory or legal requirements in those territories.**

The procedures for acceptance, renunciation of and application for the Preference Shares pursuant to the Rights Issue will be set out in the Offer Information Statement to be despatched by the Company to Entitled Shareholders in due course.

4.4 Irrevocable Undertaking

The Directors consider HLIH to be the immediate and ultimate holding company of CDL. HLIH is a company incorporated in Singapore and owned by certain members of the Kwek family and companies controlled by them.

Based on information in the Register of Substantial Shareholders of the Company as at the Latest Practicable Date, the Existing Major Shareholders hold 401,450,148 Shares, representing approximately 48.5% of the issued share capital of CDL. HLIH has furnished the Company with the Irrevocable Undertaking, pursuant to which HLIH has undertaken to, in accordance with the terms and conditions of the Offer Information Statement:-

(a) subscribe or procure subscriptions, and/or apply or procure applications (including applications for excess rights), in respect of such number of Preference Shares that remain unsubscribed by Shareholders or their renouncees under the Rights Issue; and

(b) pay and/or procure payment for all Preference Shares in respect of which HLIH has given the irrevocable undertaking referred to in paragraph (a) above.

HLIH is entitled to procure subscriptions and/or applications (including applications for excess rights) by parties which may include companies within the HLIH Group whether or not they are Existing Major Shareholders. Payment in respect of any excess applications, to the extent permitted by the SGX-ST, CDP or any relevant regulatory authority, is to be made in accordance with the Company's instructions to be issued within five (5) business days after the close of the Rights Issue.

The Irrevocable Undertaking does not prohibit the Existing Major Shareholders from disposing of their Shares or, in respect of all or any of their provisional allotments, from disposing or renouncing them to any party (including other companies in the HLIH Group) or allowing them to lapse. Notwithstanding the foregoing, HLIH will remain obliged to subscribe or procure subscriptions, and/or to apply or procure applications (including applications for excess rights),

in respect of such number of Preference Shares that remain unsubscribed by Shareholders or their renouncees under the Rights Issue in accordance with the Irrevocable Undertaking, as described above. All applications for excess rights made or procured by HLIH will only be accepted by the Company to the extent that there are unsubscribed Preference Shares available after all other excess applications have been fully satisfied.

In the event that the Existing Major Shareholders allow their provisional allotments to lapse and/or dispose or renounce all of them to parties outside the HLIH Group, and the Rights Issue is fully subscribed by other Shareholders and/or their renouncees, no Preference Shares would be issued to the HLIH Group pursuant to the Irrevocable Undertaking. In the event that none of the Preference Shares are subscribed by Shareholders or their renouncees, the maximum 330,874,257 Preference Shares would be issued in full pursuant to the Irrevocable Undertaking to parties which may include companies within the HLIH Group, whether or not they are Existing Major Shareholders. Should disposal of the Existing Major Shareholders' provisional allotments take place, there may be a large amount of provisional allotments available in the market during the "nil-paid" rights trading period. Companies within the HLIH Group (including companies other than the Existing Major Shareholders) may purchase provisional allotments from the market during the "nil-paid" rights trading period.

The obligations of HLIH under the Irrevocable Undertaking are conditional upon:-

(a) the approval of Shareholders in general meeting being obtained for each of the Proposed Transactions and, having been obtained, not withdrawn or revoked;

(b) the lodgement of the Offer Information Statement and the relevant application forms for the Preference Shares by the Company with the MAS and such other regulatory authorities in Singapore as may be necessary, on or before the date of the Offer Information Statement;

(c) the approval in-principle having been granted by the SGX-ST (and such approval not having been withdrawn or revoked) for the listing of and quotation for the Preference Shares, the Shares into which the Preference Shares may be converted, the Bonus Warrants and the New Shares on the SGX-ST and, if such approval is granted subject to conditions, such conditions being acceptable to the Company and where such conditions are applicable to or relate to HLIH, being acceptable also to HLIH; and

(d) at any time up to but excluding the date of the EGM (or any adjournment thereof):-

    (i) there being no change in, or in the interpretation or application of, or introduction of, any legislation, regulation, policy, directive or guideline (whether or not having the force of law) by the MAS, the SGX-ST, the SIC or any other governmental body in Singapore; and

    (ii) there being no change in monetary, political, financial or economic conditions in Singapore or internationally,

    as would, in each case, in the opinion of HLIH (reasonably held and exercised in good faith) (aa) materially and adversely affect or is likely to materially and adversely affect the Proposed Transactions; or (bb) materially and adversely affect or is likely to materially and adversely affect the business or prospects of the Group taken as a whole.

If any of the conditions set out in paragraphs (a), (b) or (c) above is not satisfied on or before 30 June 2004 or the condition set out in paragraph (d) above is not satisfied before the date of the EGM (or any adjournment thereof), the Irrevocable Undertaking shall cease and determine and none of the parties thereto shall have any claim against the other for costs, damages, compensation or otherwise, provided that HLIH may at its discretion and on such terms and conditions as it deems fit, waive satisfaction of the condition set out in paragraph (d) above and if so waived, shall be deemed to have been satisfied.

HLIH has also undertaken, subject to the satisfaction or waiver of the condition referred to in paragraph (d) above, to vote and to procure other Existing Major Shareholders to vote each of their entire shareholdings in the Company as at the date of the EGM in favour of all the resolutions which are proposed at the EGM.

Under the Irrevocable Undertaking, HLIH has given certain representations, warranties and undertakings to the Company as to, *inter alia*, its due incorporation and the validity and enforceability of its obligations thereunder. Any claims that the Company may have against HLIH in respect of breach of any such representations, warranties and undertakings are subject to the Company having notified HLIH of such claims and having commenced proceedings in respect thereof within the time limits specified in the Irrevocable Undertaking.

In view of the Irrevocable Undertaking, the Rights Issue is not underwritten by any financial institution.

4.5 Offer Information Statement

An Offer Information Statement will be despatched to Entitled Shareholders subject to, *inter alia*, the approval of Shareholders for the Proposed Transactions being obtained at the EGM.

Acceptances and applications under the Rights Issue may only be made on the PALs (in the case of Entitled Shareholders who are not Depositors), the AREs (in the case of Entitled Shareholders who are Depositors) or the ARSs, as the case may be, accompanying and forming part of the Offer Information Statement.

5. PURPOSE OF THE PROPOSED TRANSACTIONS AND THE USE OF PROCEEDS

5.1 As mentioned in Section 2.2 of this Circular, the Special Cash Dividend is to reward Shareholders for their loyalty to and continuing support for the Company. The Special Cash Dividend and the dividends that may be payable to holders of Preference Shares (on or before 31 December 2007) allow the Company to pass on its Section 44A tax credits to Shareholders and holders of Preference Shares respectively.

5.2 Assuming that all Bonus Warrants are exercised, the proceeds from the Bonus Issue will amount to approximately $206.8 million. The actual proceeds received by the Company from the exercise of the Bonus Warrants will depend on the extent to which such Bonus Warrants are exercised.

The Directors are of the view that the Bonus Issue will provide Entitled Shareholders with the opportunity to increase their equity investment in the Company by subscribing for the New Shares through the exercise of the Bonus Warrants. In addition, as and when the Bonus Warrants are exercised, the proceeds arising from the issue of the New Shares will strengthen the Company's capital base and working capital position. It is currently anticipated that the proceeds from the subscription of New Shares will be used for general working capital.

5.3 The Rights Issue provides Entitled Shareholders with an opportunity to invest in the Preference Shares, a marketable security with a reasonable yield (assuming the Preference Dividend at the Maximum Dividend Rate in respect of each Dividend Period is declared by the Board (or an authorised committee thereof), which is under no obligation to do so). The Rights Issue will also allow the Company to raise equity funds at a reasonable cost.

5.4 The net proceeds of the Rights Issue, after deducting expenses of approximately $1.0 million, will be approximately $329.9 million and are expected to be used to fund the payment of the Special Cash Dividend, including interest payable on any temporary financing that may be obtained by the Company to pay the Special Cash Dividend.

5.5 Pending the deployment of the net proceeds for the purposes mentioned above, the net proceeds arising from the exercise of the Bonus Warrants and the net proceeds of the Rights Issue may be deposited with banks and/or financial institutions, invested in short-term money market instruments and/or marketable securities, or used for any other purpose on a short-term basis, as the Directors may, in their absolute discretion, deem fit.

6. FINANCIAL EFFECTS OF THE PROPOSED TRANSACTIONS

For illustration purposes only, certain proforma financial effects of the Proposed Transactions, based on the audited financial statements of the Group as at 31 December 2003, are set out below. The financial effects on share capital, NAV and gearing assume that the Proposed Transactions had been completed on 31 December 2003.

(a) Share Capital

Authorised share capital	**Number of Shares**	**Number of Preference Shares**	**Total**
As at 31 December 2003	4,000,000,000	–	$2,000,000,000
After the proposed increase in the authorised share capital of the Company and the creation of the Preference Shares in conjunction with the Rights Issue	4,000,000,000	1,000,000,000	$2,050,000,000

Issued and paid-up share capital	**Number of Shares**	**Number of Preference Shares**	**Total**
As at 31 December 2003	827,185,643	–	$413,592,821.50
After the Proposed Transactions, assuming no Bonus Warrants and Preference Shares are exercised and converted, respectively	827,185,643	330,874,257	$430,136,534.35
After the Proposed Transactions, assuming all Bonus Warrants and Preference Shares are exercised and converted, respectively	954,903,105	–	$477,451,552.50

(b) NAV

		After the Proposed Transactions	
	Audited as at 31 December 2003	**Assuming no Bonus Warrants and Preference Shares are exercised and converted, respectively**	**Assuming all Bonus Warrants and Preference Shares are exercised and converted, respectively**
NAV ($'000)	$4,603,008	$4,602,008 [1]	$4,597,045 [1,2]
No. of Shares	827,185,643	827,185,643	954,903,105
NAV per Share ($)	$5.56	$5.56	$4.81

Notes:-

(1) After deducting expenses of approximately $1.0 million in relation to the Proposed Transactions.

(2) After taking into consideration the payment of Additional Preference Dividend, without taking into account any payment of Preference Dividend.

(c) EPS

It is currently anticipated that, as and when the Bonus Warrants are exercised, the proceeds arising therefrom will be used for general working capital purposes. The actual proceeds received by the Company from the exercise of the Bonus Warrants will depend on the timing and the extent to which such Bonus Warrants are exercised. The effect of the Bonus Issue on the earnings of the Group will depend on the returns earned from such deployment of the proceeds from the exercise of the Bonus Warrants and is not determinable at this point in time.

The net proceeds of the Rights Issue are expected to be used to fund the payment of the Special Cash Dividend, including interest payable on any temporary financing that may be obtained by the Company to pay the Special Cash Dividend. Hence, the effect of the Rights Issue on the earnings of the Group is expected to be not material.

Nevertheless, depending on the future earnings of the Group, the enlarged issued share capital of the Company resulting from any exercise of the Bonus Warrants and/or conversion of the Preference Shares may have a dilutive effect on EPS in respect of the future earnings of the Group.

(d) Gearing

		After the Proposed Transactions	
	Audited as at 31 December 2003	Assuming no Bonus Warrants and Preference Shares are exercised and converted, respectively	Assuming all Bonus Warrants and Preference Shares are exercised and converted, respectively
Net borrowings ($'000)	$4,285,790	$4,286,790 [1]	$4,291,753 [1,2]
Shareholders' funds ($'000)	$4,603,008	$4,602,008	$4,597,045
Gearing (times)[3]	0.93	0.93	0.93

Notes: -

(1) After deducting expenses of approximately $1.0 million in relation to the Proposed Transactions.

(2) After taking into consideration the payment of Additional Preference Dividend, without taking into account any payment of Preference Dividend.

(3) "Gearing" is computed based on the ratio of net borrowings to shareholders' funds. "Net borrowings" refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents. "Shareholders' funds" refers to the aggregate amount of issued and paid-up share capital and reserves.

7. WORKING CAPITAL

The Group has maintained positive working capital as at 31 December 2003 as shown below:-

	Audited as at 31 December 2003 $'000
Current assets	$3,515,874
Less: Current liabilities	($1,519,343)
Working capital	$1,996,531

As at the Latest Practicable Date, the Directors are of the opinion that, after taking into account the Group's present credit facilities, the net proceeds from the Rights Issue, the Group's internal sources of funds and the resources available to the Group, the working capital available to the Group is sufficient to meet the Group's present requirements.

8. INCREASE IN AUTHORISED SHARE CAPITAL AND AMENDMENTS TO THE MEMORANDUM AND THE ARTICLES IN CONJUNCTION WITH THE RIGHTS ISSUE

In conjunction with the Rights Issue, it is proposed that the authorised share capital of the Company be increased from $2,000,000,000 to $2,050,000,000 as follows:-

	Existing		Proposed	
	Number of Shares (million)	Amount ($'million)	Number of Shares (million)	Amount ($'million)
Ordinary shares of $0.50 each	4,000	2,000	4,000	2,000
Non-redeemable convertible non-cumulative preference shares of $0.05 each	–	–	1,000	50
Authorised share capital of the Company		2,000		2,050

The Memorandum and the Articles are proposed to be amended by:-

(a) amending Clause 5 of the Memorandum and Article 3 to reflect the increase in the authorised share capital of the Company;

(b) inserting a new Article 4B to provide for the rights, benefits and privileges of holders of Preference Shares; and

(c) amending Article 105 to facilitate the capitalisation of, *inter alia*, the reserve accounts (including the share premium account) of the Company in connection with any conversion of Preference Shares into fully paid Shares and/or any adjustments that may be made to the Conversion Ratio in accordance with the terms of the Preference Shares.

9. GENERAL AMENDMENTS TO THE ARTICLES

In addition to the amendments to the Memorandum and the Articles described in Section 8 of this Circular, the Company is also proposing to amend the Articles, *inter alia*, to reflect recent amendments to the Companies Act and certain changes to the continuing listing requirements as set out in the Listing Manual which became effective on 1 July 2002, including any amendments made thereto up to the Latest Practicable Date. The Company is also taking this opportunity to streamline and update certain other provisions of the Articles.

The following Articles are proposed for amendment:-

9.1 References to "Stock Exchange"

It is proposed that references to "Stock Exchange" in the Articles be amended to "stock exchange", as the term "Stock Exchange" is not defined.

9.2 References to "The Stock Exchange of Singapore Limited"

It is proposed that, following the adoption of the new name by the SGX-ST, a new defined term "SGX-ST" be included in Article 2, and references to "The Stock Exchange of Singapore Limited" in the Articles be replaced with "SGX-ST".

9.3 Article 1

Article 1 is proposed to be amended to replace the reference to "Table 'A' in the First Schedule to the Companies Ordinance Cap. 174" with reference to "Table 'A' in the Fourth Schedule to the Companies Act, Chapter 50 of Singapore".

9.4 Article 9(a)

Article 9(a) currently provides that every person whose name is entered as a member in the Register of Members shall be entitled to receive one (1) certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares to be allotted or transferred within ten (10) Market Days of the closing date of any application for shares or within fifteen (15) Market Days after the date of lodgement of a registrable transfer.

Article 9(a) is proposed to be amended to reflect the changes under the Listing Manual relating to the period (which has been reduced from fifteen (15) Market Days to ten (10) Market Days) within which share certificates have to be issued and ready for delivery following the date of lodgement of a registrable transfer.

9.5 Article 42

Article 42 currently provides, *inter alia*, that the Company may alter the conditions of the Memorandum by ordinary resolution to (a) consolidate and divide its share capital into shares of larger amount than its existing shares; (b) cancel any shares not taken or agreed to be taken by any person; or (c) divide its share capital or any part thereof into shares of smaller amount than is fixed by the Memorandum. Article 42 is proposed to be amended to specifically provide that the Company may by ordinary resolution alter its share capital by one or more of the ways as set out in Article 42. This is to clarify, for the avoidance of doubt, that the Company may by ordinary resolution alter its share capital, as opposed to merely altering the conditions of the Memorandum. In this regard, Article 42 is also proposed to be amended to expand on the ways in which the Company's share capital may be altered.

9.6 Article 42A

The Companies Act was amended in November 1998 to introduce provisions to allow a company to purchase or otherwise acquire its issued ordinary shares. Further amendments were made in January 2001 to extend the scope of these provisions to include the purchase or acquisition of stocks and preference shares in addition to ordinary shares, if expressly permitted by a company's articles.

Article 42A currently permits the Company to purchase or acquire shares issued by it, and that the shares so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition.

Article 42A is proposed to be amended to allow the Company to purchase or otherwise acquire all shares (including, for example, preference shares) which may be issued by it from time to time, subject to the provisions of the Companies Act. In addition, Article 42A is proposed to be amended to provide that any shares purchased or acquired by the Company shall be deemed cancelled if required by the Companies Act and the Company may deal with any shares so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Companies Act.

The Company proposes to seek Shareholders' approval for the adoption of a general mandate for the purchase or acquisition by the Company of its issued Shares and/or Preference Shares, as more particularly described in Section 10 of this Circular.

9.7 Article 43(b)

Article 43(b) is proposed to be amended, to reflect the present requirements under the Listing Manual for the Articles to contain a provision that all new shares of the Company shall be offered to existing Shareholders entitled to receive notices from the Company of general meetings in proportion to their existing shareholdings, subject to any direction to the contrary that may be given by the Company in general meeting or except as permitted by the provisions of the Listing Manual.

9.8 Article 43(c)

Article 43(c) currently provides that the Company may by ordinary resolution in general meeting give to the Directors a general authority to issue shares (whether by way of rights, bonus or otherwise), provided that the aggregate number of shares to be issued pursuant to such authority does not exceed fifty per cent. ("**50% Limit**") (or such other limit as may be prescribed by any stock exchange upon which the shares of the Company may be listed) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a *pro-rata* basis to members of the Company does not exceed twenty per cent. ("**20% Sub-Limit**") (or such other limit as may be prescribed by any stock exchange upon which the shares of the Company may be listed) of the issued share capital of the Company for the time being.

The provisions in the Listing Manual governing a general mandate for share issues have been revised to permit a listed company to include within the scope of such a mandate the issue of convertible securities and the issue of shares arising from the conversion of such convertible securities.

In order to provide the Company with the flexibility permitted by the Listing Manual in relation to the obtaining of a general share issue mandate from Shareholders, Article 43(c) is proposed to be amended to extend the general authority which may be given to the Directors (a) for the making or granting of offers, agreements or options that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares (collectively "**Instruments**"); and (b) (notwithstanding such authority may have ceased to be in force) to issue shares in pursuance of any Instrument made or granted while the authority was in force. The aggregate number of shares to be issued pursuant to such authority, including shares to be issued in pursuance of Instruments made or granted pursuant thereto (but excluding shares which may be issued pursuant to any adjustments effected under the relevant Instrument), will continue to be subject to the 50% Limit and the 20% Sub-Limit as calculated in accordance with Article 43(c) (as proposed to be amended in the manner described below). For the avoidance of doubt, such general authority shall be separate and apart from the authority or mandate granted by Shareholders to Directors to offer and grant options pursuant to the provisions of the City Developments Limited Share Option Scheme 2001.

It is noted that under the current requirements of the Listing Manual, a listed company cannot rely on a general share issue mandate for the issue of convertible securities in certain circumstances, for instance, where the maximum number of shares to be issued on conversion cannot be determined at the time of the issue of the convertible securities. Additionally, the SGX-ST may require specific shareholder approval to be obtained in circumstances where securities are to be issued by placement to parties regarded to be connected to directors or substantial shareholders of a listed company. Article 43(c), as proposed to be amended, will make it clear that, in exercising any power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the Listing Manual, unless such compliance has been waived by the SGX-ST.

In addition, Article 43(c) is proposed to be further amended to align it with the provisions of Rule 806(3) of the Listing Manual, as amended by the SGX-ST on 2 January 2004, which provide that for the purposes of calculating the aggregate number of shares and convertible securities which may be issued under the share issue mandate, the percentage of issued share capital is based on the issuer's share capital at the time of the passing of the resolution approving the mandate after adjusting for:-

(a) new shares arising from the conversion or exercise of convertible securities;

(b) new shares arising from exercising share options or vesting of share awards outstanding or subsisting at the time of the passing of the resolution approving the mandate, provided the options or awards were granted in compliance with Part VIII of Chapter 8 of the Listing Manual; and

(c) any subsequent consolidation or sub-division of shares.

The Company proposes to seek Shareholders' approval for a mandate to be given to the Directors to issue Shares, as more particularly described in Section 11 of this Circular.

9.9 Article 49

Article 49 is proposed to be amended to reflect the present requirements under the Listing Manual for the Articles to contain a provision that where notices of general meetings contain special resolutions, they must be given to Shareholders at least twenty-one (21) days before the relevant general meeting.

9.10 Article 61(a)

Article 61(a) is proposed to be amended to clarify the provisions therein that each Shareholder who is present whether in person or by proxy at a general meeting of the Company shall, on a show of hands, be entitled to one (1) vote.

9.11 Article 75(b)

Article 75(b) is proposed to be amended to reflect the present requirements under the Listing Manual for the Articles to contain a provision that the office of a director shall become vacant should he be of unsound mind or bankrupt during his term of office.

9.12 Article 92

Article 92 currently provides that the Directors may delegate any of their powers to committees consisting of such member or members of their body. In order to provide the Company with greater flexibility in harnessing the relevant expertise from within as well as outside the Company, it is proposed that Article 92 be amended to allow for co-option, where the Directors consider appropriate, of persons other than Directors to such committees.

9.13 Article 95

Article 95 currently provides that a resolution in writing signed or approved by a majority of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted, and that for such purpose, approval by letter, telefax, telex, cable or telegram by any such Director shall be treated as valid. Electronic signatures and electronic records are increasingly used in lieu of written signatures and documents and are regulated under the Electronic Transactions Act, Chapter 88 of Singapore.

To facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 95 be amended so as to give effect to circulating resolutions signed by Directors when signatures and electronic records are communicated electronically in accordance with procedures approved by the Directors, in addition to the traditional forms of writing and signatures.

9.14 Article 98A

A new Article 98A is proposed to be inserted to empower any Director, Secretary or other authorised officer to authenticate or certify any document affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of Directors, and any books, records, documents and accounts relating to the business of the Company.

With increasing use of electronic records, it is further proposed that the new Article 98A shall include provisions to permit any such authentication or certification to be effected by electronic means in accordance with the procedures approved by the Directors, in place of the traditional forms of authentication or certification.

9.15 Article 108

Article 108 currently provides that the Directors shall, in accordance with the Companies Act, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as required under the Companies Act. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed six (6) months.

Section 201(1) of the Companies Act has been amended on 1 January 2003 to require a company listed or quoted on a stock exchange in Singapore to lay before the company at its annual general meeting, accounts of the company made up to a date not more than four (4) months before the date of the meeting.

Accordingly, Article 108 is proposed to be amended to provide that the interval between the close of a financial year of the Company and the date of the Company's annual general meeting shall not exceed four (4) months (or such other period as may be prescribed or permitted under the Companies Act or the Listing Manual).

9.16 Article 115A

Article 115A relates to the obtaining of members' prior approval in general meeting for the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company. This provision is no longer required to be included in the Articles under the Listing Manual, and is therefore proposed to be deleted.

Notwithstanding the deletion of Article 115A from the Articles, where so required by the Companies Act, the Listing Manual or other applicable laws and regulations, the relevant authorisation or clearance (including Shareholders' approval) would have to be sought by the Company in respect of the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company.

9.17 Article 117

Article 117 relates to the obtaining of prior written approval of the SGX-ST for the alteration of the Articles. This provision is no longer required to be included in the Articles under the Listing Manual, and is therefore proposed to be deleted.

Notwithstanding that the provision is no longer required to be included in the Articles, it will still be necessary for the Company to obtain the approval of the SGX-ST for any alterations to its Articles under Rule 729 of the Listing Manual.

The text of the Articles proposed to be amended are set out in Appendix IV to this Circular.

10. THE SHARE PURCHASE MANDATE

Subject to Article 42A being altered as proposed in Section 9.6 of this Circular, the Company is seeking approval from Shareholders to authorise the Directors to exercise all powers of the Company to purchase or acquire its issued Shares and/or Preference Shares on the terms of the Share Purchase Mandate.

If approved by Shareholders at the EGM, the authority conferred by the Share Purchase Mandate will take effect from the date of the EGM and, unless it is varied or revoked by the Company in general meeting, continue in force until the date on which the next annual general meeting of the Company is held or is required by applicable law to be held, whereupon it will lapse unless renewed at such meeting. The Share Purchase Mandate, in the extended form, as proposed, is intended to be placed before Shareholders for renewal at each subsequent annual general meeting of the Company.

10.1 Rationale for Share Purchase Mandate

The Share Purchase Mandate will give the Directors the flexibility to purchase Shares and/or Preference Shares, if and when circumstances permit, with a view to enhancing the earnings per Share and/or the net asset value per Share of the Company. The Directors believe that share purchases also provide the Company and its Directors with an alternative to facilitate the return of surplus cash over and above its ordinary capital requirements and exercise greater control over the Company's share capital structure.

The Directors further believe that share purchases may bolster confidence of Shareholders and/or holders of Preference Shares. With the Share Purchase Mandate, the Directors will have the ability to purchase Shares and/or Preference Shares on the SGX-ST, where appropriate, to stabilise the demand for the Shares and Preference Shares and to buffer against short-term share price volatility due to market speculation.

Purchases of Shares and/or Preference Shares by the Company will be made only in circumstances where it is considered to be in the best interests of the Company. Further, the Directors do not propose to carry out share purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or Group, or result in the Company being de-listed from the SGX-ST.

10.2 Terms of the Share Purchase Mandate

The authority and limitations placed on the purchase or acquisition of issued Shares and/or Preference Shares by the Company under the Share Purchase Mandate are summarised below:-

(a) Maximum number of Shares and/or Preference Shares

Only Shares and/or Preference Shares which are issued and fully paid may be purchased or acquired by the Company under the Share Purchase Mandate.

Subject to the Companies Act, the Share Purchase Mandate will authorise the Company, from time to time, to purchase such number of Shares and/or Preference Shares which represent up to:-

(i) in the case of Shares, a maximum of 10% of the issued ordinary share capital of the Company; and

(ii) in the case of Preference Shares, a maximum of 10% of the issued non-redeemable convertible non-cumulative preference share capital of the Company,

as at the date of the EGM at which the Share Purchase Mandate is approved ("**Approval Date**").

(b) Duration of authority

Purchases or acquisitions of Shares and/or Preference Shares may be made, at any time and from time to time, by the Company from the Approval Date up to the earlier of:-

(i) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is varied or revoked in general meeting.

(c) **Manner of purchase**

Purchases or acquisitions of Shares and/or Preference Shares may be made on the SGX-ST ("**Market Purchases**") and/or by way of an off-market acquisition, in accordance with an equal access scheme as defined in Section 76C of the Companies Act ("**Off-Market Purchases**").

Market Purchases refer to purchases of Shares and/or Preference Shares by the Company effected on the SGX-ST through the Central Limit Order Book (CLOB) trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose.

Off-Market Purchases refer to purchases of Shares and/or Preference Shares by the Company made under an equal access scheme or schemes for the purchase of Shares and/or Preference Shares. The Directors may impose such terms and conditions, which are not inconsistent with the Share Purchase Mandate, the Listing Manual, the Companies Act or the Memorandum and the Articles, as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme or schemes. Under the Companies Act, an equal access scheme must satisfy all the following conditions:-

(i) the offers for the purchase or acquisition of shares under the scheme are to be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii) all of those persons have a reasonable opportunity to accept the offers made to them; and

(iii) the terms of all the offers are the same except that there shall be disregarded:-

(aa) differences in consideration attributable to the fact that the offers relate to shares with different accrued dividend entitlements;

(bb) differences in consideration attributable to the fact that the offers relate to shares with different amounts remaining unpaid; and

(cc) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.

In addition, the Listing Manual provides that in making an Off-Market Purchase, a listed company must issue an offer document to all shareholders containing, *inter alia*:-

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed share purchases;

(4) the consequences, if any, of share purchases by the listed company that will arise under the Take-over Code or other applicable take-over rules;

(5) whether the share purchases, if made, could affect the listing of the listed company's shares on the SGX-ST; and

(6) details of any share purchases made by the listed company in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

(d) **Maximum purchase price**

The purchase price (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) to be paid for the Shares and/or Preference Shares will be determined by the Directors. However, the purchase price must not exceed:-

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined below); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined below),

(**"Maximum Price"**).

For the above purposes:-

"**Average Closing Price**" means the average of the Closing Market Prices of the Shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"**Closing Market Price**" means the last dealt price for a Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"**Highest Last Dealt Price**" means the highest price transacted for a Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of Shares or Preference Shares (as the case may be) from Shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Share or Preference Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

10.3 Status of Purchased or Acquired Shares and/or Preference Shares

Any Shares and/or Preference Shares purchased or acquired pursuant to the Share Purchase Mandate will be dealt with in such manner as may be permitted by the Companies Act. Currently, under the Companies Act, any share which is purchased or acquired by the company is deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to that share expire on cancellation. As such, Shares and/or Preference Shares purchased or acquired by the Company will be automatically delisted by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by the Company as soon as reasonably practicable following settlement of any such purchase or acquisition.

10.4 Source of Funds

In purchasing or acquiring Shares and/or Preference Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Articles and applicable laws in Singapore.

Currently, under the Companies Act, any purchase or acquisition of shares must be made out of the distributable profits of the company available for payment of dividends but excludes any amount in the company's share premium account and capital redemption reserve account.

The Company will use internal resources and/or external borrowings to finance purchases or acquisitions of its Shares and/or Preference Shares pursuant to the Share Purchase Mandate. The Directors do not intend to exercise the Share Purchase Mandate to such an extent as would have a material adverse effect on the working capital requirements or the gearing levels of the Group. In determining whether to undertake any purchases or acquisitions of Shares and/or Preference Shares under the Share Purchase Mandate, the Directors will take into account, *inter alia*, the prevailing market conditions, the financial position of the Group and other relevant factors.

10.5 Financial Effects

The purchase price paid by the Company for the Shares and/or Preference Shares (excluding brokerage, commissions, stamp duties, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

The Company's issued, but not its authorised, share capital, will be diminished by the total nominal value (or par value) of the Shares and/or Preference Shares purchased or acquired by the Company. The amount by which the Company's issued share capital is diminished (on cancellation of Shares and/or Preference Shares purchased or acquired) shall be transferred to a reserve called the "capital redemption reserve". The provisions of the Companies Act relating to the reduction of share capital of a company shall apply as if the capital redemption reserve were paid-up share capital of the Company, except that such reserve may be applied by the Company in paying up its unissued Shares to be allotted to Shareholders as fully paid bonus Shares in the event that the Company implements a bonus issue in the future.

The purchases or acquisitions of Shares and/or Preference Shares by the Company will reduce the cash reserves and/or increase the borrowings of the Company and the Group, thereby reducing the working capital and shareholders' funds of the Company and the Group. As a result of this, the gearing ratio of the Company and the Group will increase and the current ratios will decrease.

The impact of the purchase or acquisition by the Company of issued Shares and/or Preference Shares pursuant to the Share Purchase Mandate on the Company's and the Group's financial positions in the case of (a) a Market Purchase and (b) an Off-Market Purchase is illustrated in paragraphs (a) and (b) below.

Based on the existing issued and paid-up share capital of the Company of 827,185,643 Shares as at the Latest Practicable Date and assuming that the maximum number of 330,874,257 Preference Shares are issued pursuant to the Rights Issue (and disregarding for present purposes the exercise of any Bonus Warrants or the conversion of any Preference Shares), the exercise in full of the Share Purchase Mandate would result in the purchase of 82,718,564 Shares (representing 10% of the total issued ordinary share capital of the Company) and 33,087,425 Preference Shares (representing 10% of the total non-redeemable convertible non-cumulative preference share capital of the Company).

(a) Market Purchases

Assuming that the Maximum Price in respect of Shares is $6.38 (which is 5% above the Average Closing Price of $6.08 as at the Latest Practicable Date), and assuming that the Maximum Price in respect of Preference Shares is $1.05 (which is 5% above the Issue Price[1]), the total funds required to purchase 82,718,564 Shares and 33,087,425 Preference Shares would amount to approximately $562.5 million.

1 The Issue Price is being used as a reference for the purposes of illustrating the financial impact of the purchase or acquisition of Preference Shares under the Share Purchase Mandate, and is not reflective or indicative of the trading price of the Preference Shares on their listing and quotation on the SGX-ST.

On these assumptions and for illustrative purposes only, the impact of the purchase or acquisition of Shares and Preference Shares by the Company undertaken by way of a Market Purchase in accordance with the Share Purchase Mandate on the Group's and the Company's audited financial statements for FY2003 (assuming such purchase or acquisition is completed on 31 December 2003) is as follows:-

	GROUP		COMPANY	
As at 31 December 2003 ($'000)	Before Purchase of Shares and Preference Shares	After Purchase of Shares and Preference Shares[1]	Before Purchase of Shares and Preference Shares	After Purchase of Shares and Preference Shares[1]
NAV	4,603,008	4,040,522	3,572,061	3,009,575
Current Assets[2]	3,515,874	3,289,004	2,805,392	2,578,522
Current Liabilities[2]	1,519,343	1,854,959	1,153,903	1,489,519
Working Capital	1,996,531	1,434,045	1,651,489	1,089,003
Net Borrowings[2, 3]	4,285,790	4,848,276	1,103,580	1,666,066
Number of Shares	827,185,643	744,467,079	827,185,643	744,467,079
Weighted Average Number of Shares	810,987,566	728,269,002	810,987,566	728,269,002
Financial Ratios				
NAV per Share ($)	5.56	5.43	4.32	4.04
EPS (cents)[4]	18.8	20.9	3.1	3.5
Net Gearing (times)[3, 5]	0.93	1.20	0.31	0.55
Current Ratio (times)[6]	2.31	1.77	2.43	1.73

Notes:-

(1) Assuming no Preference Shares are converted and no Bonus Warrants are exercised.

(2) Assuming the purchase of Shares and Preference Shares are funded using all available cash and cash equivalents of the Company and the balance via bank borrowings. For the purpose of this calculation, we have not taken into account any interest foregone on the utilised cash and cash equivalents, or any interest payable on the additional borrowings.

(3) Net borrowings refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents.

(4) EPS is based on the net attributable profit and the weighted average number of Shares (assuming the Shares and Preference Shares are purchased or acquired at the beginning of FY2003) for FY2003.

(5) Net gearing is computed based on the ratio of net borrowings to shareholders' funds.

(6) Current ratio is computed based on the ratio of current assets to current liabilities.

(b) Off-Market Purchases

Assuming that the Maximum Price in respect of Shares is $7.26 (which is 20% above the Highest Last Dealt Price of $6.05 as at the Latest Practicable Date), and assuming that the Maximum Price in respect of Preference Shares is $1.20 (which is 20% above the Issue Price[1]), the total funds required to purchase 82,718,564 Shares and 33,087,425 Preference Shares would amount to approximately $640.2 million.

1 The Issue Price is being used as a reference for the purposes of illustrating the financial impact of the purchase or acquisition of Preference Shares under the Share Purchase Mandate, and is not reflective or indicative of the trading price of the Preference Shares on their listing and quotation on the SGX-ST.

On these assumptions and for illustrative purposes only, the impact of the purchase or acquisition of Shares and Preference Shares by the Company undertaken by way of an Off-Market Purchase in accordance with the Share Purchase Mandate on the Group's and the Company's audited financial statements for FY2003 (assuming such purchase or acquisition is completed on 31 December 2003) is as follows:-

	← GROUP →		← COMPANY →	
As at 31 December 2003 ($'000)	**Before Purchase of Shares and Preference Shares**	**After Purchase of Shares and Preference Shares[1]**	**Before Purchase of Shares and Preference Shares**	**After Purchase of Shares and Preference Shares[1]**
NAV	4,603,008	3,962,766	3,572,061	2,931,819
Current Assets[2]	3,515,874	3,289,004	2,805,392	2,578,522
Current Liabilities[2]	1,519,343	1,932,715	1,153,903	1,567,275
Working Capital	1,996,531	1,356,289	1,651,489	1,011,247
Net Borrowings[2, 3]	4,285,790	4,926,032	1,103,580	1,743,822
Number of Shares	827,185,643	744,467,079	827,185,643	744,467,079
Weighted Average Number of Shares	810,987,566	728,269,002	810,987,566	728,269,002
Financial Ratios				
NAV per Share ($)	5.56	5.32	4.32	3.94
EPS (cents)[4]	18.8	20.9	3.1	3.5
Net Gearing (times)[3, 5]	0.93	1.24	0.31	0.59
Current Ratio (times)[6]	2.31	1.70	2.43	1.65

Notes:-

(1) Assuming no Preference Shares are converted and no Bonus Warrants are exercised.

(2) Assuming the purchase of Shares and Preference Shares are funded using all available cash and cash equivalents of the Company and the balance via bank borrowings. For the purpose of this calculation, we have not taken into account any interest foregone on the utilised cash and cash equivalents, or any interest payable on the additional borrowings.

(3) Net borrowings refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents.

(4) EPS is based on the net attributable profit and the weighted average number of Shares (assuming the Shares and Preference Shares are purchased or acquired at the beginning of FY2003) for FY2003.

(5) Net gearing is computed based on the ratio of net borrowings to shareholders' funds.

(6) Current ratio is computed based on the ratio of current assets to current liabilities.

As illustrated in the above tables, the purchase or acquisition of Shares and Preference Shares will have the effect of reducing the working capital and the NAV of the Company and the Group by the dollar value of the Shares and/or Preference Shares purchased. In the case of a Market Purchase, the consolidated NAV per Share of the Group as at 31 December 2003 will decrease from $5.56 to $5.43 and the consolidated basic EPS of the Group for the financial year ended 31 December 2003 will increase from 18.8 cents to 20.9 cents. In the case of an Off-Market Purchase, the consolidated NAV per Share of the Group as at 31 December 2003 will decrease from $5.56 to $5.32 and the consolidated basic EPS of the Group for the financial year ended 31 December 2003 will increase from 18.8 cents to 20.9 cents.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on the latest audited financial statements of the Group for FY2003, and is not necessarily representative of the future financial performance of the Group or the Company. In addition, the actual impact will depend on the actual number and price of Shares and/or Preference Shares (if any) that may be acquired or purchased by the Company as well as how the purchase or acquisition is funded, and the Company may not carry out the Share Purchase Mandate to the full 10% mandate.

10.6 Taxation

Purchase or Acquisition of Ordinary Shares

Under Section 10J of the Income Tax Act, a Singapore company which purchases or acquires its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. As a company may only purchase or acquire its own shares using its distributable profits under the Companies Act, a company which purchases or acquires its own shares will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (currently 20%).

At the earlier of (a) the election made by the company to opt out of the imputation system; (b) the exhaustion of the Section 44A franking credits; and (c) 31 December 2007, the company will fall under the one-tier tax regime for the payment of dividend. Under this regime, all dividends paid by the company out of its distributable reserves would be tax exempt in the hands of shareholders.

The tax treatment of the receipt from a share purchase in the hands of shareholders is set out below.

Where the buyback is undertaken by way of a Market Purchase through a special trading counter established by the SGX-ST, the proceeds received by a shareholder will be regarded as a dividend if:-

(a) the shares sold through the special trading counter were not acquired by the shareholder through any securities lending or repurchase arrangement;

(b) the shareholder has beneficially owned the shares for a continuous period of at least 183 days ending immediately before the day of the sale of the shares through the special trading counter;

(c) the shareholder has furnished to the Comptroller of Income Tax, or such other person as the Comptroller of Income Tax may direct, a declaration relating to the ownership and other particulars of the shares sold in such form and manner as may be approved by the Comptroller of Income Tax; and

(d) the company has complied with such requirements as may be imposed by the Comptroller of Income Tax.

Where the buyback is undertaken by way of an Off-Market Purchase in accordance with an equal access scheme authorised in advance by the company in general meeting, the proceeds received by the shareholder will be regarded as a dividend provided that the shareholder has not obtained the shares under a securities lending or repurchase arrangement.

In all other cases, the proceeds that the shareholder receives from the buyback will be treated as proceeds from the disposal of shares and not a dividend. Whether or not such proceeds are taxable in the hands of such shareholders will depend on whether such proceeds are receipt of an income or capital nature. Where the proceeds received by the shareholder is treated as a dividend, and the dividend is paid under the imputation system, shareholders will be assessed to tax on the gross amount of the notional dividend and be allowed a credit-franking amount (which is currently 20%) of the gross dividend.

Preference Shares Redemption

As the Preference Shares are non-redeemable, Section 10K of the Income Tax Act detailing the tax consequences of redemption of redeemable shares is not relevant.

Purchase or Acquisition of Preference Shares

Under Section 10M of the Income Tax Act, a Singapore company which purchases or acquires its own shares of a preferential nature using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares of a preferential nature are purchased or acquired. As a company may only purchase or acquire its own shares of a preferential nature using its distributable profits under the Companies Act, a company which purchases or acquires its own shares of a preferential nature will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (currently 20%). This would be the requirement until the company falls under the one-tier tax regime, as described in the preceding section on "Purchase or Acquisition of Ordinary Shares".

Notwithstanding that any purchase or acquisition by a company of its shares of a preferential nature would be regarded as the payment of a dividend from the company's perspective, the receipt from such purchase or acquisition in the hands of the relevant shareholders would not be deemed to be dividends.

Shareholders should note that the foregoing does not constitute, and should not be regarded as constituting, advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or any tax implications, including those who may be subject to tax in a jurisdiction outside Singapore, should consult their own professional advisers.

10.7 Listing Manual

The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST, in such reporting format as prescribed by the SGX-ST or the Listing Manual, not later than 9.00 a.m. (a) in the case of a Market Purchase, on the Market Day following the day of purchase of any of its shares; and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. The Listing Manual restricts a listed company from purchasing shares by way of a Market Purchase at a price which is more than 5% above the Average Closing Market Price (as defined in Section 10.2(d) of this Circular). Hence, the Maximum Price for the purchase or acquisition of Shares and/or Preference Shares by the Company by way of a Market Purchase complies with this requirement.

Although the Listing Manual does not prescribe a maximum price in relation to purchase or acquisition of shares by way of an Off-Market Purchase, the Company has set a cap of 20% above the Highest Last Dealt Price of a Share or Preference Share as the Maximum Price for a Share or Preference Share to be purchased or acquired by way of an Off-Market Purchase.

While the Listing Manual does not expressly prohibit any purchase or acquisition of shares by a listed company during any particular time or times, the Company will not undertake any purchase or acquisition of Shares and/or Preference Shares pursuant to the Share Purchase Mandate at any time after any matter or development of a price sensitive nature has occurred or has been the subject of a decision until such price sensitive information has been publicly announced. In particular, in line with the best practices guide on securities dealings issued by the SGX-ST, the Company will not purchase or acquire any Shares and/or Preference Shares during the period of two (2) weeks before the announcement of the Company's financial statements for each of the first three (3) quarters of its financial year, and one (1) month before the announcement of the Company's financial statements for the full financial year (as the case may be).

The Listing Manual requires a listed company to ensure that at least 10% of any class of its listed equity securities (excluding preference shares and convertible equity securities) is at all times held by public shareholders. Under the Listing Manual, "public" is defined as persons other than the directors, substantial shareholders, chief executive officer or controlling shareholders of the company and its subsidiaries, as well as the associates of such persons.

As at the Latest Practicable Date, approximately 51.1% of the issued Shares were held by public Shareholders. In the event that the Company purchases the maximum of 10% of its issued Shares from such public Shareholders, the resultant percentage of the issued Shares held by public Shareholders would be reduced to approximately 45.6%. Accordingly, the Directors are of the view that there is, at present, a sufficient number of Shares in issue held by public Shareholders that would permit the Company to potentially undertake purchases or acquisitions of the Shares through Market Purchases up to the full 10% limit pursuant to the Share Purchase Mandate without affecting adversely the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or adversely affect orderly trading of the Shares.

10.8 Obligation to Make a Take-over Offer

(a) As the Preference Shares do not carry general voting rights, there will be no Take-over Code implications arising from the purchase or acquisition by the Company of Preference Shares pursuant to the Share Purchase Mandate.

(b) If, as a result of any purchase or acquisition of Shares made by the Company under the Share Purchase Mandate, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 14 of the Take-over Code. Consequently, a Shareholder or group of Shareholders acting in concert could obtain or consolidate effective control of the Company and become obliged to make a take-over offer for the Company under Rule 14.

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will, *inter alia*, be presumed to be acting in concert: (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second-mentioned company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Shareholders, including Directors, and persons acting in concert with them, respectively, will incur an obligation to make a take-over offer after a purchase or acquisition of Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code.

In general terms, the effect of Rule 14 and Appendix 2 is that unless exempted (or if exempted, such exemption is subsequently revoked), Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of a purchase or acquisition of Shares by the Company:-

(i) the percentage of voting rights held by such Directors and their concert parties in the Company increase to 30% or more; or

(ii) if the Directors and their concert parties hold 30% or more but less than 50% of the Company's voting rights, and their voting rights increase by more than 1% in any period of six (6) months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds 30% or more but less than 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six (6) months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to whether they would incur any obligation to make a take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate are advised to consult their professional advisers and/or the SIC at the earliest opportunity.

10.9 Certain General Take-over Code Implications Arising from the Share Purchase Mandate

Based on information available to the Company as at the Latest Practicable Date, HLIH and its concert parties (**"HLIH Concert Parties"**) hold approximately 49.5% of the issued share capital of the Company.

Assuming that there is no change in the said shareholding interests of the HLIH Concert Parties in the Company, the acquisition by the Company of the maximum 82,718,564 Shares (being 10% of the issued and paid-up share capital of the Company as at the Latest Practicable Date) from Shareholders other than the HLIH Concert Parties, will result in their collective shareholding interests increasing from 49.5% to 55.0%. In addition, if the HLIH Concert Parties were to exercise their subscription rights under the Bonus Warrants and/or the Company were to exercise its right to convert the Preference Shares into Shares, the percentage shareholding of the HLIH Concert Parties may also increase (depending on whether and the extent to which, the other Warrant Holders exercise their subscription rights under the Bonus Warrants and/or the Company converts the Preference Shares into Shares).

Based on the above information as at the Latest Practicable Date, the percentage of voting rights held by the HLIH Concert Parties in the Company may be increased by more than 1% in any 6-month period as a result of acquisition of Shares by the Company pursuant to the Share Purchase Mandate, the exercise of Bonus Warrants by the HLIH Concert Parties and/or the conversion of the Preference Shares. However, in general terms, the HLIH Concert Parties will not be obliged under the Take-over Code to make a take-over offer for the Shares even if their aggregate shareholdings were to so increase by more than 1% in any 6-month period, provided that their collective shareholdings amount to more than 49% for at least six (6) months prior to such increase. As at the Latest Practicable Date, the HLIH Concert Parties have collectively held more than 49% of the Company for more than six (6) months.

The HLIH Concert Parties propose to make an application to the SIC to confirm, *inter alia*, that no take-over obligation will arise even if any individual member or sub-group within the HLIH Concert Parties group increases its holding to 30% or more, or if already holding between 30% and 50%, acquires further voting rights in the Company sufficient to increase its holding by more than 1% in any 6-month period.

Save as disclosed above, based on the Register of Substantial Shareholders of the Company as at the Latest Practicable Date, the Directors are not aware of any substantial Shareholder (together with persons acting in concert with it) who would become obliged to make a mandatory take-over offer for the Company under the Take-over Code in the event that the Company purchases the maximum 82,718,564 Shares pursuant to the Share Purchase Mandate.

11. THE SHARE ISSUE MANDATE

11.1 Share Issue Mandate

Subject to Article 43(c) being altered as proposed in Section 9 of this Circular, the Company is seeking approval of Shareholders at the EGM for a mandate ("**Share Issue Mandate**") to be given to the Directors to:-

(a) issue Shares whether by way of rights, bonus or otherwise; and/or

(b) make or grant Instruments that might or would require Shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures and other instruments convertible into Shares,

and (notwithstanding that the authority so conferred may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the authority was in force.

11.2 Limit on Aggregate Number of Shares

The aggregate number of Shares to be issued pursuant to the Share Issue Mandate, including Shares to be issued in pursuance of Instruments made or granted pursuant thereto (but excluding Shares which may be issued pursuant to any adjustments effected under any relevant Instrument), will be subject to the 50% Limit and the 20% Sub-Limit as calculated in accordance with the terms of the Share Issue Mandate.

In exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the Listing Manual (unless such compliance has been waived by the SGX-ST) and the Articles.

11.3 Effective Date

The Share Issue Mandate will take effect from the passing of the resolution approving the Share Issue Mandate at the EGM and will continue in force until the next annual general meeting of the Company unless prior thereto, issues of Shares are made to the full extent permitted by the Share Issue Mandate or the Share Issue Mandate is revoked or varied by the Company in general meeting. The Share Issue Mandate, in the extended form, as proposed, is intended to be placed before Shareholders for renewal at each subsequent annual general meeting of the Company.

11.4 Rationale and Purpose

If approved by Shareholders at the EGM, the Share Issue Mandate will widen the usual authority to issue Shares (adopted by the Company at each annual general meeting), to enable the Company to make or grant Instruments during the validity period of the Share Issue Mandate, and to issue Shares in pursuance of such Instruments subject to the specified limits.

A general (as opposed to specific) approval for the Directors to make or grant Instruments will also enable the Company to act quickly and take advantage of market conditions. The expense and delay of otherwise having to convene general meetings of the Company to approve the making or granting of each specific Instrument would thus be avoided.

It is for the above reasons that the Directors believe that the Share Issue Mandate in the extended form, as proposed, would be in the best interests of the Company and its Shareholders.

12. EXTRAORDINARY GENERAL MEETING

The EGM will be held on 29 April 2004 at 3.30 p.m. or as soon thereafter following the conclusion of the Forty-First Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, whichever is later, at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 for the purpose of considering and, if thought fit, passing with or without amendments, the resolutions set out in the Notice of EGM on pages 95 to 101 of this Circular.

13. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend the EGM and who wish to appoint a proxy to attend and vote at the EGM on their behalf should complete and sign the proxy form attached to this Circular in accordance with the instructions printed thereon. The completed and signed proxy form should then be returned as soon as possible and in any event so as to arrive at the Company's registered office at 36 Robinson Road, #04-01 City House, Singapore 068877 not later than forty-eight (48) hours before the time fixed for the EGM. Shareholders who have completed and returned the proxy form may still attend and vote in person at the EGM, if they so wish, in place of their proxy.

A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and to speak and vote thereat unless he is shown to have Shares entered against his name in the Depository Register, as certified by the CDP, as at forty-eight (48) hours before the EGM.

14. CLOSURE OF BOOKS

The Books Closure Date for the purpose of determining Shareholders' entitlements under the Special Cash Dividend, and Entitled Shareholders' entitlements under the Bonus Issue and the Rights Issue, will be announced at a later date.

15. DIRECTORS' RECOMMENDATION

The Directors are of the opinion, for the reasons set out in Sections 5, 8 and 9 of this Circular, that the Proposed Transactions, the proposed increase in the Company's authorised share capital and amendments to the Memorandum and the Articles in conjunction with the Rights Issue, and the proposed general amendments to the Articles, are in the interests of the Company, and recommend that Shareholders **vote in favour** of the resolutions relating thereto to be proposed at the EGM.

For the reasons set out in Sections 10 and 11 of this Circular, the Directors are also of the opinion that adoption of the Share Purchase Mandate and the Share Issue Mandate are in the interests of the Company and, accordingly, recommend that Shareholders **vote in favour** of the ordinary resolutions in respect of the adoption of the Share Purchase Mandate and the Share Issue Mandate to be proposed at the EGM.

16. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors (including those who may have delegated detailed supervision of this Circular) have reviewed and approved the issue of this Circular, and have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Circular are fair and accurate in all material respects and that no material facts have been omitted from this Circular which would make any statement in this Circular misleading, and they jointly and severally accept responsibility accordingly.

Where information contained in this Circular has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this Circular.

Your attention is also drawn to the additional information set out in Appendices I, II, III and IV to this Circular.

Yours faithfully
For and on behalf of the Board of Directors
CITY DEVELOPMENTS LIMITED

KWEK LENG BENG
Executive Chairman

ADDITIONAL GENERAL INFORMATION

1. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

The interests of Directors and substantial Shareholders in the Shares, based on information in the Register of Directors' Shareholdings and the Register of Substantial Shareholders of the Company respectively as at the Latest Practicable Date, were as follows:-

Directors	Direct No. of Shares	%	Deemed No. of Shares	%
Kwek Leng Beng	361,115	0.044	–	–
Sim Miah Kian	121,115	0.015	68,005[1]	0.008
Kwek Leng Joo	59,510	0.007	–	–
Kwek Leng Peck	43,758	0.005	–	–
Tan I Tong	37,865	0.005	–	–
Tang See Chim	10,000	0.001	–	–

Substantial Shareholders	Direct No. of Shares	%	Deemed No. of Shares	%
Hong Realty (Private) Limited ("**HR**")	29,170,931	3.527	27,781,598[2]	3.359
Hong Leong Holdings Limited ("**HLH**")	135,261,343	16.352	17,764,202[3]	2.148
HLIH	127,426,669	15.405	275,388,713[4]	33.292
Kwek Holdings Pte Ltd ("**KH**")	–	–	402,815,382[5]	48.697
Davos Investment Holdings Private Limited ("**Davos**")	–	–	402,815,382[5]	48.697

Notes:-

(1) Mr Sim Miah Kian is deemed under Section 7 of the Companies Act to have an interest in the 68,005 Shares held directly by his spouse.

(2) HR is deemed under Section 7 of the Companies Act to have an interest in the 27,781,598 Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) HLH is deemed under Section 7 of the Companies Act to have an interest in the 17,764,202 Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(4) HLIH is deemed under Section 7 of the Companies Act to have an interest in the 275,388,713 Shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 56,952,529 Shares held directly and indirectly by HR; and (ii) the 153,025,545 Shares held directly and indirectly by HLH, out of which 8,459,447 Shares have been identified as Shares in which HR is also deemed to have an interest in under note (2) above.

(5) KH and Davos are deemed under Section 7 of the Companies Act to have an interest in the 402,815,382 Shares in which HLIH has an interest, by reason of KH and Davos each being entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares in HLIH.

2. MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any material litigation as plaintiff or defendant, which might materially and adversely affect the financial position of the Group taken as a whole. The Directors are not aware of any legal or arbitration proceedings pending or threatened against the Group, or of any facts likely to give rise to any such proceedings, which might materially and adversely affect the financial position of the Group taken as a whole.

3. MATERIAL CONTRACTS

The following are the material contracts, not being contracts entered into in the ordinary course of business carried on or presently intended to be carried on by the Group, that the Group has entered into during the two (2) years preceding the Latest Practicable Date:-

(a) share transfer agreement dated 25 June 2003 entered into amongst CDL and HLIH, HLH, HR, Hong Leong Corporation Holdings Pte Ltd, Hong Leong Enterprises Pte. Ltd., Garden Estates (Pte.) Limited, SGI Investment Holdings Pte Ltd, Gordon Properties Pte. Limited, and Welkin Investments Pte Ltd (collectively, the "**Transferors**"), pursuant to which 120,409,779 ordinary shares of $0.05 each in the capital of Target Realty Limited were transferred from the Transferors to certain subsidiaries of CDL; and

(b) Irrevocable Undertaking dated 26 February 2004 given by HLIH to the Company in relation to the Rights Issue described in Section 4.4 of this Circular.

4. STATEMENT BY DBS BANK

DBS Bank, as the Financial Adviser for the Bonus Issue and the Rights Issue, confirms that to the best of its knowledge and belief, based on the information furnished to it by the Company, the information contained in this Circular in relation to the Bonus Issue and the Rights Issue is fair and accurate in all material aspects and that it is not aware of any material facts the omission of which would make any information herein misleading in any material aspect.

5. LETTER OF CONSENT

DBS Bank has given and has not withdrawn its written consent for the issue of this Circular with the inclusion herein of its name and all references thereto in the form and context in which it appears in this Circular.

6. DOCUMENTS FOR INSPECTION

A copy of each of the following documents may be inspected at the Company's registered office at 36 Robinson Road, #04-01 City House, Singapore 068877 during normal business hours from the date of this Circular up to and including the date of the EGM:-

(a) the Memorandum and the Articles of the Company;

(b) the annual reports of the Group for FY2001 and FY2002;

(c) the summary financial report for the audited financial statements of the Group for FY2003;

(d) the material contracts referred to in paragraph 3 of this Appendix I; and

(e) the letter of consent referred to in paragraph 5 of this Appendix I.

PROPOSED TERMS AND CONDITIONS OF THE BONUS WARRANTS

The Original Warrants to subscribe for New Shares are issued in connection with the bonus issue of up to 82,718,564 free warrants in registered form by the Company, on the basis of one (1) warrant for every ten (10) Shares held as at the relevant books closure date for such bonus issue, with each warrant carrying the right to subscribe for one (1) New Share at the exercise price of $2.50, subject to adjustments in accordance with **Condition 5** below. The Warrants are issued subject to and have the benefit of the instrument of Deed Poll executed by the Company ("**Deed Poll**"). The issue of the Warrants has been authorised by resolutions of Shareholders, and the execution of the Deed Poll has been authorised by resolutions of the Board of Directors of the Company.

The statements in these Conditions include summaries of, and are subject to, the detailed provisions of the Deed Poll. Copies of the Deed Poll are available for inspection at the registered office for the time being of the Company and at the specified office for the time being of the Warrant Agent. The Warrant Holders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Deed Poll.

1. DEFINITIONS

In these Conditions (including the recitals above), except where such definition is inconsistent with the subject matter or context, the words and expressions set out below shall have the following meanings:-

"**Additional Warrants**" means such further warrants as may be required or permitted to be issued by the Company in accordance with **Condition 5** (such further warrants to rank *pari passu* with the Original Warrants and for all purposes to form part of the same series), each Additional Warrant entitling the holder thereof to subscribe for one (1) New Share at such price as may be determined in accordance with **Condition 5**, upon and subject to these Conditions;

"**Approved Bank**" means a reputable bank or a merchant bank in Singapore selected by the Directors;

"**Auditors**" means the auditors for the time being of the Company or, if there shall be joint auditors, any one or more of such auditors or, in the event of their being unable or unwilling to carry out any action required of them pursuant to the Deed Poll or these Conditions, such other auditors as may be nominated by the Company;

"**Business Day**" means a day (other than a Saturday, Sunday or public holiday) on which banks, the SGX-ST, CDP and the Warrant Agent are open for business in Singapore;

"**CDP**" means The Central Depository (Pte) Limited (including its successors in title) and, where the context requires, shall include any person specified by it, in a notice given to the Company, as its nominee;

"**CPF**" means Central Provident Fund;

"**CPF Act**" means the Central Provident Fund Act, Chapter 36 of Singapore;

"**CPF Approved Bank**" means any bank appointed by the CPF Board to be a bank for the purposes of the CPF Regulations;

"**CPF Board**" means a board of the CPF established pursuant to the CPF Act;

"**CPF Investment Account**" means an account opened by a member of CPF with a CPF Approved Bank from which money can be withdrawn for, *inter alia,* payment of the Exercise Price in connection with the exercise of the Warrants;

"**CPF Regulations**" means the Central Provident Fund (Investment Schemes) Regulations;

"**Depositor**" means a person being a Depository Agent or a holder of a Securities Account maintained directly with CDP but does not include a holder of a sub-account maintained with a Depository Agent;

"**Depository Agent**" means an entity registered with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others;

"**Depository Register**" means the register maintained by CDP in respect of the Warrants registered in the name of CDP and held by CDP for the Depositors;

"**Directors**" means the directors of the Company for the time being;

"**Dollars**" and the symbol "**$**" mean the lawful currency of Singapore;

"**Exercise Date**" means, in relation to the exercise of any Warrant, the Business Day (falling within the Exercise Period) on which all the applicable conditions described in **Condition 4** are fulfilled, or if fulfilled on different days, on which the last of such conditions is fulfilled **provided always** that if any such Business Day falls on a date when the Register of Members of the Company and/or the Register of Warrant Holders are closed, the Exercise Date will be the earlier of the following Business Day on which such registers are open and the Expiry Date;

"**Exercise Period**" means the period during which Warrants may be exercised, being the period commencing on and including the date of issue of the Warrants and expiring at 5.00 p.m. on the date immediately preceding the second (2nd) anniversary of the date of issue of the Warrants, unless such date is a date on which the Register of Members of the Company and/or the Register of Warrant Holders are closed or is not a Market Day, in which event the Warrants shall expire on the date prior to closure of the Register of Members of the Company and/or the Register of Warrant Holders or on the immediately preceding Market Day, as the case may be, but excluding such period(s) during which the Register of Members of the Company and/or the Register of Warrant Holders may be closed;

"**Exercise Price**" means the sum payable in respect of each New Share for which a Warrant Holder will be entitled to subscribe upon exercise of a Warrant which shall be $2.50 in cash, subject to adjustments under certain circumstances as may for the time being be applicable in accordance with these Conditions, not being less than the par value of the New Shares to be issued thereon;

"**Expiry Date**" means the last day of the Exercise Period;

"**Last Dealt Price**" means, in relation to a Share, the last dealt price per Share for one (1) or more board lots of Shares traded on the Main Board of the SGX-ST;

"**Market Day**" means a day on which the SGX-ST is open for trading of securities in Singapore;

"**New Shares**" means new ordinary shares of $0.50 each in the capital of the Company to be issued, credited as fully paid, upon exercise of the Warrants;

"**Notice**" means a notice given or to be given in accordance with **Condition 11**;

"**Original Warrants**" means up to 82,718,564 warrants in registered form to be issued pursuant to the Deed Poll by the Company, each Warrant entitling the holder thereof to subscribe for one (1) New Share at the Exercise Price upon and subject to these Conditions;

"**Register of Warrant Holders**" means the register of Warrant Holders required to be maintained pursuant to **Condition 4.7**;

"**Securities Account**" means a securities account maintained by a Depositor with CDP, but does not include a securities sub-account;

"**SGX-ST**" means Singapore Exchange Securities Trading Limited;

"**Share Registrar**" means M & C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 or such other person, firm or company as for the time being appointed by the Company to maintain in Singapore the Register of Members of the Company;

"**Shareholders**" means the registered holders of Shares in the Register of Members of the Company, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context so admits, mean the Depositors whose Securities Account are credited with such Shares;

"**Shares**" means ordinary shares of $0.50 each in the capital of the Company;

"**Special Account**" means the account maintained by the Company with a bank in Singapore for the purpose of crediting monies paid by exercising Warrant Holders in satisfaction of the Exercise Price in relation to the Warrants exercised by such exercising Warrant Holders;

"**Special Resolution**" means a resolution passed at a meeting of the Warrant Holders duly convened and held and carried by a majority consisting of not less than three-fourths (¾th) of the votes cast thereon;

"**Subscription Notice**" means, in relation to any Warrant, the notice (for the time being current) for exercising the Warrant, copies of which may be obtained from the Company or the Warrant Agent, in or substantially in the form set out in **Schedule 3** to the Deed Poll or such other form as may be required by CDP and agreed by the Company;

"**unexercised**" means, in relation to the Warrants, all the Original Warrants and Additional Warrants (if any) which have been issued pursuant to the Deed Poll, for so long as the Warrants shall not have lapsed in accordance with **Conditions 3 or 6** and other than: (i) those which have been exercised in accordance with these Conditions; (ii) those which have been cancelled pursuant to the provisions of the Deed Poll; and (iii) those represented by Warrant Certificates which have been lost, stolen, mutilated, defaced or destroyed and in respect of which replacement Warrant Certificates have been issued, **provided always** that for the purposes of (a) the determination of the right to attend and vote at any meeting of Warrant Holders; and (b) the determination of how many and which Warrants for the time being remain unexercised for the purposes of **Condition 8** and **Schedule 4** to the Deed Poll, those Warrants which have not been exercised but have been lodged for exercise (whether or not the conditions precedent to such exercise have been or will be fulfilled) shall not, unless and until withdrawn from lodgement, be deemed to remain unexercised;

"**Warrant Agency Agreement**" means the warrant agency agreement executed by the Company and the Warrant Agent pursuant to which the Warrant Agent is appointed by the Company to act in connection with the Warrants upon the terms and conditions set out therein, as the same may be modified from time to time by the parties thereto, and includes any other agreement (whether made pursuant to the terms of the Warrant Agency Agreement or otherwise) appointing any replacement or additional Warrant Agent or amending or modifying the terms of such appointment;

"**Warrant Agent**" means M & C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 or such other warrant agent for the Warrants as may from time to time be appointed by the Company under the Warrant Agency Agreement;

"**Warrant Certificates**" means the certificates (in registered form) on which these Conditions are endorsed, as the same may from time to time be modified in accordance with the provisions of the Deed Poll and in these Conditions;

"**Warrant Holders**" means, in relation to any Warrant, the person or persons for the time being registered in the Register of Warrant Holders as the holder or joint holders of that Warrant, except that where the registered holder is CDP and the context so admits, it shall mean the Depositor whose Securities Accounts is credited with such Warrant; and

"**Warrants**" means the Original Warrants and the Additional Warrants (if any).

2. FORM, TITLE AND REGISTER

2.1 **Form, title and register.** The Warrants are issued in registered form. Title to the Warrants will be transferable only in accordance with **Condition 10**. The Warrant Agent will maintain the Register of Warrant Holders on behalf of the Company and except as required by law:-

2.1.1 the person in whose name a Warrant is registered (other than CDP); and

2.1.2 (where a Warrant is registered in the name of CDP) the Depositor for the time being appearing in the Depository Register maintained by CDP as having such Warrant credited to his Securities Account,

will, in each case, be deemed and treated as the absolute owner of that Warrant (whether or not the Company shall be in default in respect of the Warrants or any of the conditions or any provisions contained in the Deed Poll and notwithstanding any notice of ownership or writing thereon or notice of any claim on or loss or theft or forgery of the relevant Warrant or Warrant Certificate or any irregularity or error in the Depository Register or records of CDP or any express notice to the Company or Warrant Agent or any other related matters) for the purpose of giving effect to the exercise of the subscription rights constituted by the Warrants and for all other purposes in connection with the Warrants.

2.2 **Joint holders.** If two (2) or more persons are entered in the Register of Warrant Holders or (as the case may be) the Depository Register, as joint holders of any Warrant, they shall be deemed to hold the same as joint tenants with benefit of survivorship subject to the following provisions:-

2.2.1 The Company shall not be bound to register more than two (2) persons as the registered joint holders of any Warrant but this provision shall not apply in the case of executors or trustees of a deceased Warrant Holder.

2.2.2 Joint holders of any Warrant whose names are entered in the Register of Warrant Holders or (as the case may be) the Depository Register shall be treated as one (1) Warrant Holder.

2.2.3 The Company shall not be bound to issue more than one (1) Warrant Certificate for a Warrant registered jointly in the names of several persons and delivery of a Warrant Certificate to the joint holder whose name stands first in the Register of Warrant Holders shall be sufficient delivery to all.

2.2.4 The joint holders of any Warrant whose names are entered in the Register of Warrant Holders or (as the case may be) the Depository Register shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such Warrant.

3. EXERCISE RIGHTS

3.1 **Exercise rights.** Each Warrant Holder shall have the right by way of exercise of each Warrant held by the Warrant Holder, at any time during the Exercise Period, in the manner set out in **Condition 4** and otherwise on the terms of and subject to these Conditions, to subscribe for one (1) New Share at the Exercise Price (subject to adjustments in accordance with **Condition 5**) on the Exercise Date applicable to such Warrant. The Exercise Price shall be applied towards payment for the New Shares to be issued on the exercise of the relevant Warrant. No fraction of a New Share shall be allotted or issued.

3.2 **Expiry of Exercise Period.** At the expiry of the Exercise Period, any Warrants which have not been exercised in accordance with **Condition 4** shall lapse and cease to be valid for any purpose.

4. PROCEDURE FOR EXERCISE OF WARRANTS

4.1 Lodgement Conditions

4.1.1 In order to exercise the Warrant(s), a Warrant Holder must before 3.00 p.m. on any Business Day during the Exercise Period (save for the Expiry Date, in which case a Warrant Holder must before 5.00 p.m. on such Expiry Date):-

(a) lodge, so as to be received at the specified office of the Warrant Agent, the relevant Warrant Certificate registered in the name of the exercising Warrant Holder or CDP (as the case may be) together with the Subscription Notice (copies of which may be obtained from the Warrant Agent or the Company) in respect of the Warrants represented thereby, duly completed and signed by or on behalf of the exercising Warrant Holder and duly stamped in accordance with any law for the time being in force relating to stamp duty **provided always** that the Warrant Agent may dispense with or defer the production of the relevant Warrant Certificate where such Warrant Certificate is registered in the name of CDP;

(b) furnish such evidence (if any) as the Warrant Agent may require to determine or verify the due execution of the Subscription Notice by or on behalf of the exercising Warrant Holder (including every joint Warrant Holder, if any) or otherwise to ensure the due exercise of the Warrants and such other evidence as the Company may require to verify due compliance with and for the purposes of administering and implementing the provisions set out in these Conditions;

(c) pay the Exercise Price in accordance with the provisions of **Condition 4.2**;

(d) pay any deposit or other fees or expenses for the time being chargeable by and payable to CDP (if any) and any stamp, issue, registration or other similar taxes or duties arising on the exercise of the relevant Warrant(s) as the Warrant Agent may require; and

(e) pay any fees for certificates of the New Shares to be issued, and pay any expenses for, and submit any necessary documents required in order to effect, the registration of the New Shares in the name of the exercising Warrant Holder or CDP (as the case may be) and the delivery of certificates for the New Shares and any property or other securities to be delivered upon exercise of the relevant Warrants to the place specified by the exercising Warrant Holder in the Subscription Notice or to CDP (as the case may be).

4.1.2 Any exercise by a Warrant Holder in respect of Warrants registered in the name of CDP shall be further conditional upon:-

(a) the number of Warrants so exercised being credited to the "Free" balance of the Securities Account of the exercising Warrant Holder and remaining so credited until the relevant Exercise Date; and

(b) the relevant Subscription Notice specifying that the New Shares to be issued on exercise of the Warrants are to be credited to the Securities Account of the exercising Warrant Holder or, in the case where funds standing to the credit of a CPF Investment Account are to be used for the payment of the Exercise Price, are to be credited to the Securities Account of the nominee company of the CPF Approved Bank as specified in the Subscription Notice.

4.1.3 A Subscription Notice which does not comply with the conditions above shall be void for all purposes. Warrant Holders whose Warrants are registered in the name of CDP irrevocably authorise the Company and the Warrant Agent to obtain from CDP and to rely upon such information and documents as the Company or the Warrant Agent deems necessary to satisfy itself that all the abovementioned conditions have been fulfilled and such other information as the Company or the Warrant Agent may require in accordance with these Conditions and the Deed Poll and to take such steps as may be required by CDP (including the steps set out in CDP's "Guidelines to the Procedures for Exercise of Warrants/TSRs (Warrants)", as amended from time to time) in connection with the operation of the Securities Account of any Warrant Holder **provided always** that the Company and the Warrant Agent shall not be liable in any way whatsoever for any loss or damage incurred or suffered by the Warrant Holder as a result of or in connection with reliance by the Company, the Warrant Agent or any other persons upon the Depository Register or the records of, or statements and information supplied by, CDP.

4.1.4 Once all the abovementioned conditions (where applicable) have been fulfilled, the relevant Warrant Certificate(s) (if any), the Subscription Notice and any monies tendered in connection with the exercise of the Warrant(s) in accordance with **Condition 4.2** may not be withdrawn without the prior written consent of the Company.

4.2 <u>**Payment of Exercise Price**</u>

4.2.1 Payment of the Exercise Price shall be made at the specified office for the time being of the Warrant Agent by way of:-

(a) remittance in Singapore currency by banker's draft or cashier's order drawn on a bank in Singapore in favour of the Company for the full amount of the monies payable in respect of the Warrants exercised;

(b) debiting the relevant Warrant Holder's CPF Investment Account with the CPF Approved Bank as specified in the Subscription Notice, for the credit of the Special Account for the full amount of the Exercise Price payable in respect of the Warrants exercised; or

(c) partly in the form of remittance and/or partly by debiting such Warrant Holder's CPF Investment Account with the CPF Approved Bank for the credit of the Special Account such that the aggregate amount of such remittance and/or the amount credited to the Special Account by the CPF Approved Bank is equal to the full amount of the monies payable in respect of the Warrants exercised,

provided always that any such remittance shall be accompanied by the delivery to the Warrant Registrar of the payment advice referred to below and shall comply with any exchange control or other statutory requirements for the time being applicable.

4.2.2 Any payment under this **Condition 4.2** shall be made free of any foreign exchange commissions, remittance charges or other deductions and shall be accompanied by a payment advice containing (a) the name of the exercising Warrant Holder; (b) the number of Warrants being exercised; and (c) if the relevant Warrant Certificate is registered in the name of a person other than CDP, the certificate number(s) of the Warrant Certificate(s) in respect of the Warrant(s) being exercised or, where the Warrant Certificates are registered in the name of CDP, the Securities Account number(s) of the exercising Warrant Holder which is to be debited with the number of Warrants being exercised.

4.2.3 If the payment of the Exercise Price fails to comply with any of the foregoing provisions, the Warrant Agent may, at its absolute discretion, refuse to recognise the relevant payment as relating to the exercise of any particular Warrant, and the exercise of the relevant Warrants may be delayed accordingly or be treated as invalid and neither the Warrant Agent nor the Company shall be liable to the Warrant Holder in any manner whatsoever. If the relevant payment received by the Warrant Agent in respect of an exercising Warrant Holder's purported exercise of all the relevant Warrants lodged with the Warrant Agent is less than the full amount of all the monies payable under **Condition 4.1**, the Warrant Agent shall not treat the relevant amount so received or any part thereof as payment of such monies or any part thereof or forward the same to the Company unless and until a further payment is made in accordance with the requirements set out above in this **Condition 4.2 and Condition 4.4** in an amount sufficient to cover the deficiency. The Company shall not be held responsible in any way whatsoever for any loss arising from the retention of any such payment by the Warrant Agent.

4.2.4 Payment of the Exercise Price received by the Warrant Agent will be delivered to the Company in accordance with the Warrant Agency Agreement in payment for the New Shares to be delivered in consequence of the exercise of such Warrants.

4.3 <u>**Exercise Date**</u>

4.3.1 The relevant Warrant shall (provided that the provisions of this **Condition 4** have been satisfied) be treated as exercised on the Exercise Date.

4.3.2 The relevant Warrants and Warrant Certificates shall be cancelled on the Exercise Date except that, in relation to Warrant Certificates registered in the name of CDP, such Warrant Certificates shall be cancelled as soon as possible after receipt by the Warrant Agent from CDP of instructions as to the cancellation of the Warrant Certificates.

4.4 <u>**Non-fulfilment of Lodgement Conditions**</u>

4.4.1 If payment of the Exercise Price is made to the Warrant Agent and such payment is not recognised by the Warrant Agent as relating to the exercise of the relevant Warrants or the relevant payment is less than the full amount payable under **Condition 4.1** or the conditions set out in **Condition 4.1 or Condition 4.2** or any other provisions have not then all been fulfilled in relation to the exercise of such Warrants, pending recognition of such payment or full payment or, as the case may be, fulfilment of the conditions set out in **Conditions 4.1 and 4.2** or any other provisions, such payment will (if the Exercise Date in respect of such Warrants had not by then occurred) be returned, without interest, to the exercising Warrant Holder on (a) the fourteenth (14th) day after receipt of such Subscription Notice by the Warrant Agent; or (b) the expiry of the Exercise Period, whichever is the earlier. Any such payment will continue to belong to the exercising Warrant Holder but may only be withdrawn within the abovementioned fourteen (14) day period with the prior consent in writing of the Company.

4.4.2 The Warrant Agent will, if it is possible to relate the payment so returned to any Warrant Certificates (if applicable) and the Subscription Notice previously lodged with the Warrant Agent, return such Warrant Certificates (if applicable) and the relevant Subscription Notice together with such payment to the exercising Warrant Holder by ordinary post at the risk and expense of such Warrant Holder. The Warrant Agent will be entitled to deduct or otherwise recover any applicable handling charges and out-of-pocket expenses from the exercising Warrant Holder.

4.5 **Allotment of New Shares, Issue of Warrant Certificates and Status of New Shares**

4.5.1 (a) A Warrant Holder exercising Warrants which are registered in the name of CDP must have the issue and delivery of the New Shares arising from the exercise of such Warrants effected in the name of CDP and by crediting such New Shares to the Securities Account(s) of such Warrant Holder or of the nominee company of the CPF Approved Bank as specified in the Subscription Notice.

(b) A Warrant Holder exercising Warrants registered in his own name may elect in the Subscription Notice to either receive physical share certificates in respect of the New Shares arising from the exercise of such Warrants or to have the issue and delivery of such New Shares effected in the name of CDP and by crediting such New Shares to his Securities Account(s) with CDP (in which case such Warrant Holder shall also duly complete and deliver to the Warrant Agent such forms as may be required by CDP) or, as the case may be, the Securities Account of the nominee company of the CPF Approved Bank as specified in the Subscription Notice, failing which such exercising Warrant Holder shall be deemed to have elected to receive physical share certificates in respect of such New Shares at his address specified in the Register of Warrant Holders.

4.5.2 The Company will allot and issue the New Shares arising from the exercise of the relevant Warrants by a Warrant Holder in accordance with the instructions of such Warrant Holder as set out in the Subscription Notice and:-

(a) where such Warrant Holder has (or is deemed to have) elected in the Subscription Notice to receive physical certificates in respect of the New Shares arising from the exercise of the relevant Warrants, the Company shall despatch to the exercising Warrant Holder share certificate(s) in respect of the requisite number of New Shares registered in his name, as soon as practicable but in any event not later than five (5) Market Days after the relevant Exercise Date, by ordinary post to the address specified in the Subscription Notice (or the Register of Warrant Holders, as the case may be) and at the risk of such Warrant Holder; and

(b) where the delivery of New Shares arising from the exercise of the relevant Warrants is to be effected by the crediting of the Securities Account(s) of such Warrant Holder or, as the case may be, the Securities Account of the nominee company of the CPF Approved Bank as specified in the Subscription Notice (whether by virtue of the Warrant Holder exercising Warrants which are registered in the name of CDP or pursuant to election by a Warrant Holder exercising Warrants registered in his own name in the relevant Subscription Notice), the Company shall as soon as practicable but not later than three (3) Market Days after the relevant Exercise Date despatch the certificates relating to such New Shares in the name of, and to, CDP for the credit of the Securities Account(s) of such Warrant Holder as specified in the Subscription Notice or, as the case may be, the Securities Account of the nominee company of the CPF Approved Bank as specified in the Subscription Notice.

4.5.3 (a) Where a Warrant Holder exercises part only (but not all) of the subscription rights represented by Warrants registered in his name, the Company shall despatch a balancing Warrant Certificate in the name of the exercising Warrant Holder in respect of any Warrants remaining unexercised by ordinary post to the address specified in the relevant Subscription Notice (or, failing which, to his address specified in the Register of Warrant Holders) and at the risk of that Warrant Holder.

(b) Where a Warrant Holder exercises part only (but not all) of the subscription rights represented by Warrants registered in the name of CDP, the number of warrants represented by the Warrant Certificates registered in the name of CDP shall be deemed to have been reduced for all purposes by the number of Warrants so exercised. Without prejudice to the foregoing, the Company may, in exchange for the existing Warrant Certificate(s), deliver to CDP, a balancing Warrant Certificate in the name of CDP in respect of any Warrants remaining unexercised.

4.5.4 The New Shares will, upon allotment and issue, rank *pari passu* in all respects with the then issued Shares, except that they will not be entitled to participate in any dividends, rights, allotments or other distributions, the record date for which is before the relevant Exercise Date. For the purpose of this **Condition 4.5, "record date"** means, in relation to any dividends, rights, allotments or other distributions, the date as at the close of business (or such other time in accordance with market practice as may have been notified in writing by the Company) on which Shareholders must be registered with the Company or, in the case of Shareholders whose Shares are registered in the name of CDP, with CDP in order to participate in such dividends, rights, allotments or other distributions.

4.6 **Warrant Agent.** The name of the initial Warrant Agent and its specified office are set out on the Warrant Certificate. The Company reserves the right at any time to vary or terminate the appointment of the Warrant Agent and/or to appoint an additional or another Warrant Agent **provided always** that it will at all times maintain a Warrant Agent having a specified office in Singapore, so long as any of the Warrants are outstanding. Notice of any such termination or appointment and of any changes in the names or specified offices of the Warrant Agent will be given to the Warrant Holders in accordance with **Condition 11**.

4.7 **Register of Warrant Holders**

4.7.1 The Warrant Agent will maintain a register containing particulars of the Warrant Holders (other than Warrant Holders who are Depositors) and such other information relating to the Warrants as the Company may require ("**Register of Warrant Holders**"). The Register of Warrant Holders and the Depository Register (if applicable) may be closed during such periods when the Register of Transfers and/or the Register of Members of the Company are closed or deemed to be closed and during such periods as may be required to determine the adjustments to the Exercise Price and/or the number of Warrants held by any Warrant Holder or during such other periods as the Company may determine. Notice of the closure of the Register of Warrant Holders and the Depository Register (if applicable) will be given to the Warrant Holders in accordance with **Condition 11**.

4.7.2 Except as required by law or as ordered by a court of competent jurisdiction, the Company and the Warrant Agent shall be entitled to rely on the Register of Warrant Holders (where the registered holder of a Warrant is a person other than CDP) or the Depository Register (where CDP is the registered holder of a Warrant) or any statement or certificate issued by CDP to the Company or any Warrant Holder (as made available to the Company and/or the Warrant Agent) to ascertain the identity of the Warrant

Holders, the number of Warrants to which any such Warrant Holders are entitled, to give effect to the exercise of the subscription rights constituted by the Warrants and for all other purposes in connection with the Warrants (whether or not the Company shall be in default in respect of the Warrants or any of these Conditions or any provisions in the Deed Poll and notwithstanding any notice of ownership or writing thereon or notice of any claim on or loss or theft or forgery of any Warrant or Warrant Certificate or any irregularity or error in the Depository Register or records of CDP or any express notice to the Company or Warrant Agent, or any other related matters). Without prejudice to the foregoing, any settlement, confirmation, note or any other communication issued by CDP to any Warrant Holder (as made available to the Company and/or the Warrant Agent) or direction or other communication issued by CDP to any Warrant Holder or to the Company and/or the Warrant Agent relating to the Warrants or a Warrant Holder shall, without prejudice to any other means of producing it in evidence, be conclusive evidence of the Depository Register or the records of CDP, as the case may be. The Company and the Warrant Agent shall not be liable in any way whatsoever for any loss or damage incurred by any Warrant Holder as a result of or in connection with reliance by the Company, the Warrant Agent or any other person upon the Depository Register and information or statements supplied by CDP.

5. ADJUSTMENTS TO EXERCISE PRICE AND NUMBER OF WARRANTS

5.1 **Adjustments.** The Exercise Price and the number of Warrants held by each Warrant Holder shall from time to time be adjusted by the Directors in consultation with an Approved Bank in accordance with **Condition 5.2**, which adjustment shall be certified by the Auditors. The Exercise Price and the number of Warrants held by each Warrant Holder shall, subject to these Conditions, from time to time be adjusted as provided in these Conditions and the Deed Poll in all or any of the following cases:-

5.1.1 an alteration of the par value of the Shares by reason of any consolidation, subdivision or conversion;

5.1.2 an issue by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (whether of a capital or income nature and including any share premium account and capital redemption reserve fund) to its Shareholders (other than an issue of Shares in respect of which Shareholders may elect to receive Shares in lieu of cash or other dividend);

5.1.3 a Capital Distribution (as defined in **Condition 5.2.3**) made by the Company to its Shareholders whether on a reduction of capital or otherwise (but excluding any cancellation of capital which is lost or unrepresented by available assets);

5.1.4 an offer or invitation made by the Company to its Shareholders whereunder they may acquire or subscribe for Shares by way of rights; or

5.1.5 an issue (otherwise than pursuant to a rights issue available to all Shareholders requiring an adjustment under **Condition 5.1.4**, and other than an issue of Shares in respect of which Shareholders may elect to receive Shares in lieu of cash or other dividend) by the Company of Shares if the Total Effective Consideration (as defined in **Condition 5.2.5**) for each Share is less than ninety per cent. (90%) of the average of the Last Dealt Prices on the five (5) Market Days immediately preceding the date on which the issue price of such Share is determined (calculated as provided below).

5.2 **Rules for Adjustments.** Subject to these Conditions (and in particular **Conditions 5.3 and 5.4**) and the Deed Poll, the Exercise Price and the number of Warrants held by each Warrant Holder shall from time to time be adjusted in accordance with the following provisions (but so that if the event giving rise to any such adjustment shall be capable of falling within any two (2) or more of **Conditions 5.1.1 to 5.1.5** or if such event is capable of giving rise to more than one (1) adjustment, the adjustment shall be made in such manner as the Approved Bank shall determine):-

5.2.1 **Par Value of Shares.** If and whenever a Share by reason of any consolidation or subdivision or conversion shall have a different par value, the Exercise Price shall be adjusted in the following manner:-

$$\text{New Exercise Price} = \frac{\text{Revised par value for each Share}}{\text{Original par value for each Share}} \times P$$

and the number of Warrants held by each Warrant Holder shall be adjusted in the following manner:-

$$\text{Adjusted number of Warrants} = \frac{\text{Original par value for each Share}}{\text{Revised par value for each Share}} \times W$$

where:-

P = existing Exercise Price; and
W = existing number of Warrants held.

Such adjustments will be effective from the close of the Market Day immediately preceding the date on which the consolidation or subdivision or conversion becomes effective.

5.2.2 **Capitalisation Issues.** If and whenever the Company shall make any issue of Shares to its Shareholders credited as fully paid, by way of capitalisation of profits or reserves (whether of a capital or income nature and including any share premium account and capital redemption reserve fund, other than an issue of Shares in respect of which Shareholders may elect to receive Shares in lieu of cash or other dividend), the Exercise Price and the number of Warrants held by each Warrant Holder shall be adjusted in the following manner:-

$$\text{New Exercise Price} = \frac{A}{A + B} \times P$$

$$\text{Adjusted number of Warrants} = \frac{A + B}{A} \times W$$

where:-

A = the aggregate number of issued and fully paid Shares immediately before such capitalisation issue;

B = the aggregate number of Shares to be issued pursuant to any allotment to Shareholders credited as fully paid by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve fund other than an issue of Shares in respect of which Shareholders may elect to receive Shares in lieu of cash or other dividend);

P = as in P above; and

W = as in W above.

Such adjustments will be effective (if appropriate, retroactively) from the commencement of the Market Day next following the record date for such issue.

For the purpose of this **Condition 5**, **"record date"** in relation to the relevant transaction means the date as at the close of business (or such other time as may be notified by the Company) on which Shareholders must be registered as such to participate therein.

In the event that there are no appropriate adjustments to the Exercise Price or the number of Warrants, the Approved Bank may propose other forms of distribution (either cash or non-cash) to Warrant Holders in lieu of or in conjunction with the adjustments to the Exercise Price or the number of Warrants. Such distributions shall be certified by the Auditors to be appropriate and are subject to the approvals of the SGX-ST and of the Shareholders at a general meeting.

5.2.3 **<u>Capital Distributions and Rights Issue.</u>** If and whenever:-

(a) the Company shall make a Capital Distribution to Shareholders whether on a reduction of capital or otherwise (but excluding any cancellation of capital which is lost or unrepresented by available assets); or

(b) the Company shall make any offer or invitation to its Shareholders whereunder they may acquire or subscribe for Shares by way of rights,

then, in respect of each such case, the Exercise Price shall be adjusted in the following manner:-

$$\text{New Exercise Price} = \frac{C - D}{C} \times P$$

and in the case of **Condition 5.2.3(b)**, the number of Warrants held by each Warrant Holder shall be adjusted in the following manner:-

$$\text{Adjusted number of Warrants} = \frac{C}{C - D} \times W$$

where:-

C = the average of the Last Dealt Prices on the five (5) Market Days immediately preceding the date on which the Capital Distribution or any offer or invitation referred to in **Condition 5.2.3(b)**, as the case may be, is publicly announced to the SGX-ST or (failing any such announcement), immediately preceding the date of the Capital Distribution or, as the case may be, of the offer or invitation;

D = (i) in the case of an offer or invitation to acquire or subscribe for Shares by way of rights under **Condition 5.2.3(b)**, the value of the rights attributable to one (1) Share (as defined below); or (ii) in the case of any other transaction falling within **Condition 5.2.3**, the fair market value, as determined by an Approved Bank (with the concurrence of the Auditors), of that portion of the Capital Distribution or of the "nil-paid" rights attributable to one (1) Share; and

P = as in P above; and

W = as in W above.

For the purpose of definition (i) of "**D**" above, the "**value of the rights attributable to one (1) Share**" shall be calculated in accordance with the following formula:-

$$\frac{C - E}{F + 1}$$

where:-

C = as in C above;

E = the subscription price for one (1) additional Share under the offer or invitation to acquire or subscribe for Shares by way of rights;

F = the number of Shares which it is necessary to hold in order to be offered or invited to acquire or subscribe for one (1) additional Share by way of rights; and

1 = one.

For the purpose of **Conditions 5.1.3 and 5.2.3(a)**, "**Capital Distribution**" shall (without prejudice to the generality of that expression) include distributions in cash or specie (other than dividends) or by way of issue of Shares (not falling under **Condition 5.2.2**) or other securities credited as fully or partly paid up by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund other than an issue of Shares in respect of which Shareholders may elect to receive Shares in lieu of cash or other dividend). Any distribution out of profits or reserves (including any share premium account or capital redemption reserve fund) made after 31 December 2003 shall not be deemed to be a Capital Distribution unless the profits or reserves are attributable to profits or gains arising from the sale of assets owned by the Company or any of its subsidiaries on or before that date and any cancellation of capital which is lost or unrepresented by available assets shall not be deemed to be a Capital Distribution.

Such adjustments will be effective (if appropriate, retroactively) from:-

(i) in the case of **Condition 5.2.3(a)**, the commencement of the Market Day next following the record date for such transactions; and

(ii) in the case of **Condition 5.2.3(b)**, the commencement of the Market Day next following the closing date for such offer or invitation. For the purposes of this **Condition 5.2**, "**closing date**" shall mean the date by which acceptance and payment for the Shares is to be made under the terms of such offer or invitation.

In the event that there are no appropriate adjustments to the Exercise Price or the number of Warrants, the Approved Bank may propose other forms of distribution (either cash or non-cash) to Warrant Holders in lieu of or in conjunction with the adjustments to the Exercise Price or the number of Warrants. Such distributions shall be certified by the Auditors to be appropriate and are subject to the approvals of the SGX-ST and of the Shareholders at a general meeting.

5.2.4 **<u>Concurrent Capitalisation Issue and Rights Issue.</u>** If and whenever the Company makes any allotment to its Shareholders as provided in **Condition 5.2.2** and also makes any offer or invitation to its Shareholders as provided in **Condition 5.2.3(b)** and the record date for the purpose of the allotment is also the record date for the purpose of the offer or invitation, the Exercise Price and the number of Warrants held by each Warrant Holder shall be adjusted in the following manner:-

$$\text{New Exercise Price} = \frac{(G \times J) + (H \times E)}{(G + H + B) \times J} \times P$$

$$\text{Adjusted number of Warrants} = \frac{(G + H + B) \times J}{(G \times J) + (H \times E)} \times W$$

where:-

B = as in B above;

E = as in E above;

G = *the aggregate number of issued and fully paid Shares on the record date;*

H = the aggregate number of new Shares to be issued under an offer or invitation to acquire or subscribe for Shares by way of rights;

J = the average of the Last Dealt Prices on the five (5) Market Days immediately preceding the date on which the capitalisation issue and the offer or invitation is publicly announced to the SGX-ST or (failing any such announcement), immediately preceding the date of the capitalisation issue and the offer or invitation;

P = as in P above; and

W = as in W above.

Such adjustments will be effective (if appropriate, retroactively) from the commencement of the Market Day next following the closing date for the above transactions.

For the purpose of this paragraph, "**closing date**" shall mean the date by which acceptance of and payment for the Shares is to be made under the terms of such offer or invitation.

In the event that there are no appropriate adjustments to the Exercise Price or the number of Warrants, the Approved Bank may propose other forms of distribution (either cash or non-cash) to Warrant Holders in lieu of or in conjunction with the adjustments to the Exercise Price or the number of Warrants. Such distributions shall be certified by the Auditors to be appropriate and are subject to the approvals of the SGX-ST and of the Shareholders at a general meeting.

5.2.5 **<u>Issues at Discount other than by way of Rights.</u>** If and whenever (otherwise than pursuant to a rights issue available to all Shareholders alike and requiring an adjustment under Conditions 5.2.3(b) or 5.2.4 and other than an issue of Shares in respect of which Shareholders may elect to receive Shares in lieu of cash or other dividend) the Company shall issue any Shares and the Total Effective Consideration for each Share (as defined below) is less than ninety per cent. (90%) of the average Last Dealt Prices on the Main Board of the SGX-ST on the five (5) Market Days immediately preceding the date on which the issue price of such Shares is determined, or, if such price is determined either before the close of business on the Main Board of the SGX-ST for that day or on a day which is not a Market Day, on the immediately preceding Market Day, the Exercise Price shall be adjusted in the following manner:-

$$\text{New Exercise Price} = \frac{M + N}{M + O} \times P$$

where:-

M = the number of Shares in issue at the close of business on the SGX-ST on the Market Day immediately preceding the date on which the relevant adjustment becomes effective;

N = the number of Shares which the Total Effective Consideration would have purchased at such average Last Dealt Prices for the five (5) Market Days immediately preceding the date on which the issue price of such Shares is determined (exclusive of expenses);

O = the aggregate number of Shares so issued; and

P = as in P above.

Each such adjustment will be effective (if appropriate, retroactively) from the close of business on the SGX-ST on the Market Day immediately preceding the date on which the issue is announced, or (failing any such announcement) immediately preceding the date on which the Company determines the offering price of such Shares.

For the purpose of Conditions 5.1.5 and 5.2.5, the "**Total Effective Consideration**" shall be determined by the Directors with the concurrence of an Approved Bank and shall be the aggregate consideration receivable by the Company on payment in full for such Shares, without any deduction of any commissions, discounts or expenses paid, allowed or incurred in connection with the issue thereof, and the "**Total Effective Consideration for each Share**" shall be the Total Effective Consideration divided by the number of Shares issued as aforesaid.

In the event that there are no appropriate adjustments to the Exercise Price or the number of Warrants, the Approved Bank may propose other forms of distribution (either cash or non-cash) to Warrant Holders in lieu of or in conjunction with the adjustments to the Exercise Price or the number of Warrants. Such distributions shall be certified by the Auditors to be appropriate and are subject to the approvals of the SGX-ST and of the Shareholders at a general meeting.

5.3 **No adjustments under certain circumstances.** Notwithstanding any of the provisions herein before contained, no adjustment to the Exercise Price or the number of Warrants held by each Warrant Holder will be required in respect of:-

5.3.1 an issue by the Company of Shares to officers, including Directors, or employees of the Company or any of its subsidiaries pursuant to any purchase or option scheme approved by the Shareholders in general meeting;

5.3.2 an issue by the Company of Shares in consideration or part consideration for or in connection with the acquisition of any other securities, assets or businesses;

5.3.3 any issue by the Company of Shares pursuant to the exercise of any of the Warrants and any other warrants or the conversion of any convertible securities previously issued by the Company; or

5.3.4 any issue by the Company of securities convertible into Shares or of rights to acquire or subscribe for Shares and the issue of Shares arising from the conversion or exercise of such securities or rights issued.

5.4 **Extension to Warrant Holders of Offers to Shareholders.** If any offer or invitation for Shares is made otherwise than by the Company to the Shareholders, then the Company shall, so far as it is able, procure that at the same time an offer or invitation is made to the then Warrant Holders as if their rights to subscribe for New Shares has been exercised the day immediately preceding the date on which as at the close of business Shareholders must be registered in order to participate in such offer or invitation on the basis then applicable, **provided always** that the failure by the Company to procure that an offer or invitation is so made as aforesaid shall not be a breach by the Company of its obligations under these Conditions or the Deed Poll.

5.5 **Adjustments relating to the Exercise Price.** Any adjustment to the Exercise Price will be rounded upwards to the nearest one (1) cent and in no event shall any adjustment (otherwise than upon the consolidation of Shares into shares of a larger par value) involve an increase in the Exercise Price or a reduction in the Exercise Price below the par value of the Shares for the time being. No adjustments to the Exercise Price shall be made unless it has been certified to be in accordance with **Condition 5.2** by the Auditors. No adjustment will be made to the Exercise Price in any case in which the amount by which the same would be reduced would be less than one (1) cent but any adjustment which would otherwise then be required will be carried forward and taken into account appropriately in any subsequent adjustment.

5.6 **Adjustments relating to Number of Warrants.** Any adjustment to the number of Warrants held by each Warrant Holder will be rounded downwards to the nearest whole Warrant. No adjustment to the number of Warrants held by each Warrant Holder shall be made unless (a) it has been certified to be in accordance with **Condition 5.2** by the Auditors; and (b) approval in-principle has been granted by the SGX-ST for the listing of and quotation for such Additional Warrants as may be issued as a result of such adjustment and such additional New Shares as may be issued on the exercise of any of such Warrants.

5.7 **Readjustments.** If for any reason an event giving rise to an adjustment ("**First Adjustment**") made to the Exercise Price or the number of Warrants held by each Warrant Holder pursuant to these Conditions is cancelled, revoked or not completed, the Exercise Price or the number of Warrants held by each Warrant Holder may, at the discretion of the Company, be readjusted to the amount and number prevailing immediately prior to the First Adjustment with effect from such date and in such manner as an Approved Bank may consider appropriate.

5.8 **Modification to Adjustments.** Notwithstanding the provisions referred to in this **Condition 5**, in any circumstances where the Directors consider that any adjustments to the Exercise Price and/or the number of Warrants held by each Warrant Holder provided under the said provisions should not be made or should be calculated on a different basis or date or should take effect on a different date or that an adjustment to the Exercise Price and/or the number of Warrants held by each Warrant Holder should be made notwithstanding that no such adjustment is required or contemplated under the said provisions, the Company may at its discretion appoint an Approved Bank to consider whether for any reason whatsoever the adjustment to be made (or the absence of an adjustment) or the adjustment to be made in accordance with the provisions of this **Condition 5** is appropriate or inappropriate, as the case may be, and, if such Approved Bank shall consider the adjustment to be appropriate or inappropriate, as the case may be, the adjustment shall be modified or nullified or an adjustment made instead of no adjustment in such manner as shall be considered by such Approved Bank to be in its opinion appropriate.

5.9 **Notice to Warrant Holders and Auditors' Certificate.** Whenever there is an adjustment as herein provided, the Company shall give notice to Warrant Holders in accordance with **Condition 11** that the Exercise Price and/or the number of Warrants held by each Warrant Holder has/have been adjusted and setting forth the event giving rise to the adjustment, the Exercise Price and/or the number of Warrants in effect prior to such adjustment, the adjusted Exercise Price and/or the number of Warrants and the effective date of such adjustment and shall at all times thereafter so long as any of the Warrants remains exercisable make available for inspection at its registered office for the time being:-

5.9.1 a signed copy of the certificate of the Auditors certifying the adjustment to the Exercise Price and/or the number of Warrants; and

5.9.2 a certificate signed by a Director setting forth brief particulars of the event giving rise to the adjustment, the Exercise Price and/or the number of Warrants in effect prior to such adjustment, the adjusted Exercise Price and/or the number of Warrants and the effective date of such adjustment,

and shall, on request and at the expense of the Warrant Holder, send a copy thereof to any Warrant Holder. Whenever there is an adjustment to the number of Warrants held by each Warrant Holder, the Company will, as soon as practicable but not later than seven (7) Market Days after the effective date of such adjustment (or such longer period as the SGX-ST may permit), despatch by ordinary post Warrant Certificates for the additional number of Warrants issued to each Warrant Holder, at the risk and expense of that Warrant Holder, to his address appearing in the Register of Warrant Holders or, in respect of Warrants registered in the name of CDP, to CDP provided that if Additional Warrants are issued to each Warrant Holder as a result of an adjustment which is cancelled, revoked or not completed and the number of Warrants held by each Warrant Holder is readjusted pursuant to **Condition 5.7**, such Additional Warrants shall be deemed to be cancelled with effect from such date and in such manner and on such terms and conditions as an Approved Bank may consider appropriate.

5.10 **Dispute as to Adjustment.** If the Directors, the Approved Bank and the Auditors are unable to agree upon any adjustment required under these provisions, the Directors shall refer the adjustment to the decision of another Approved Bank acting as expert and not as arbitrator and whose decision as to such adjustment shall be final and conclusive and no certification by the Auditors shall in such circumstances be necessary.

5.11 **Modification to rights of share or loan capital.** Without prejudice to the generality of **Condition 5.8**, if the Company shall in any way modify the rights attached to any share or loan capital so as to convert or make convertible such share or loan capital into Shares, or attach thereto any rights to acquire or subscribe for Shares, the Company shall appoint an Approved Bank to consider whether any adjustment is appropriate and if such Approved Bank and the Directors shall determine that any adjustment is appropriate, the Exercise Price and/or the number of Warrants held by each Warrant Holder shall be adjusted accordingly.

5.12 **Status of Additional Warrants.** Any Additional Warrants which may be issued by the Company under this **Condition 5** shall be part of the series of Warrants constituted by the Deed Poll, and shall be issued, subject to and with the benefit of the Deed Poll and these Conditions, on such terms and conditions as the Directors may from time to time think fit.

5.13 **Auditors and Approved Bank act as Experts.** In giving any certificate or making any adjustment hereunder, the Auditors and the Approved Bank shall be deemed to be acting as experts and not as arbitrators and in the absence of manifest error, their decisions shall be conclusive and binding on the Company, the Warrant Holders and all other persons having an interest in the Warrants.

5.14 **SGX-ST Approval.** Notwithstanding anything herein contained, any adjustment to the Exercise Price and/or the number of Warrants held by each Warrant Holder other than in accordance with the provisions of this **Condition 5** shall be subject to the approval of the SGX-ST and agreed to by the Company, the Auditors and the Approved Bank.

5.15 **Share Buybacks.** If the Company shall purchase or otherwise acquire any classes of shares issued by it pursuant to the provisions of the Companies Act, Chapter 50 of Singapore, the Company shall, if so required by the Warrant Holders by way of a Special Resolution, appoint an Approved Bank to consider whether any adjustments to the Exercise Price and/or the number of Warrants held by each Warrant Holder is appropriate and if such Approved Bank shall determine that any adjustment is appropriate the Exercise Price and/or the number of Warrants held by each Warrant Holder shall be adjusted accordingly.

6. WINDING-UP OF THE COMPANY

6.1 **Members' voluntary winding-up.** If a resolution is passed for a members' voluntary winding-up of the Company, then:-

6.1.1 **Scheme accepted by Warrant Holder.** If such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrant Holders, or some person designated by them for such purpose by Special Resolution, shall be a party and which shall have been approved or assented to by way of a Special Resolution, the terms of such scheme of arrangement shall be binding on all the Warrant Holders and all persons having an interest in the Warrants; and

6.1.2 **Deemed exercise.** In any other case every Warrant Holder shall be entitled upon and subject to these Conditions at any time within six (6) weeks after the passing of such resolution for a members' voluntary winding-up of the Company by irrevocable surrender of his Warrant Certificate(s) to the Company with the Subscription Notice(s) duly completed, together with all payments payable under **Condition 4.1** and having duly complied with all other conditions set out in **Conditions 4.1 and 4.2**, to elect to be treated as if he had immediately prior to the commencement of such winding-up, exercised the Warrants to the extent specified in the Subscription Notice(s) and had on such date been the holder of the Shares to which he would have become entitled pursuant to such exercise and the liquidator of the Company shall, if permitted by law, give effect to such election accordingly.

The Company shall give notice to the Warrant Holders in accordance with **Condition 11** of the passing of any such resolution within seven (7) days after the passing thereof.

6.2 **Winding-up for any other reason.** Subject to the foregoing, if the Company is wound up for any other reasons, all Warrants which have not been exercised at the date of the passing of such resolution shall lapse and the Warrants shall cease to be valid for any purpose.

7. FURTHER ISSUES

Subject to these Conditions, the Company shall be at liberty to issue Shares to Shareholders either for cash or as a bonus distribution and further subscription rights upon such terms and conditions as the Company sees fit but the Warrant Holders shall not have any participating rights in such issue unless otherwise resolved by the Company in general meeting.

8. MEETINGS OF WARRANT HOLDERS AND MODIFICATION

8.1 **Meetings of Warrant Holders.** The Deed Poll contains provisions for convening meetings of the Warrant Holders to consider any matter affecting their interests, including the sanctioning by Special Resolution of a modification of these Conditions or the Deed Poll. Such a meeting may be convened by the Company or Warrant Holders holding not less than twenty per cent. (20%) of the Warrants for the time being remaining unexercised. The quorum at any such meeting for passing a Special Resolution shall be two (2) or more persons present being Warrant Holders or proxies duly appointed by Warrant Holders holding or representing not less than fifty per cent. (50%) of the Warrants for the time being unexercised. At any adjourned meeting two (2) or more persons being or representing Warrant Holders whatever the number of Warrants so held or represented shall form a quorum.

8.2 **Binding effect of Special Resolution.** A Special Resolution duly passed at any meeting of Warrant Holders shall be binding on all Warrant Holders and all other persons having an interest in the Warrants, whether or not they were present at the meeting. Any Warrants which have not been exercised but have been lodged for exercise shall not, unless and until they are withdrawn from lodgement, confer the right to attend or vote at, or join in convening, or be counted in the quorum for any meeting of Warrant Holders.

8.3 **No consent required under certain circumstances.** The Company may, without the consent of the Warrant Holders but in accordance with the terms of the Deed Poll, effect any modification to the terms of the Warrants or the Deed Poll which, in the opinion of the Company:-

8.3.1 is not materially prejudicial to the interests of the Warrant Holders;

8.3.2 is of a formal, technical or minor nature or to correct a manifest error or to comply with mandatory provisions of Singapore law; and/or

8.3.3 is to vary or replace provisions relating to the transfer or exercise of the Warrants including the issue of New Shares arising from the exercise thereof or meetings of the Warrant Holders in order to facilitate trading in or the exercise of the Warrants or in connection with the implementation and operation of the book-entry (scripless) settlement system in respect of trades of the Company's securities on the Main Board of the SGX-ST.

Any such modification shall be binding on the Warrant Holders and all persons having an interest in the Warrants and shall be notified to them in accordance with **Condition 11** as soon as practicable thereafter.

8.4 Without prejudice to any other provisions herein, any material alteration to the terms of the Warrants after the issue thereof to the advantage of the Warrant Holders and prejudicial to Shareholders must be approved by Shareholders in general meeting, except where the alterations are made pursuant to the terms of the Warrants.

9. REPLACEMENT OF WARRANT CERTIFICATES

If a Warrant Certificate is mutilated, defaced, lost, stolen or destroyed, it may, subject to applicable law and at the discretion of the Company, be replaced upon request by the Warrant Holder at the specified office for the time being of the Warrant Agent on payment of such costs and expenses as may be incurred in connection therewith (including any replacement fee, if any, of such amount as may be determined by the Company from time to time) and on such terms as to evidence, indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Warrant Certificate in respect of the Warrants is subsequently exercised, there will be paid to the Company on demand the market value of the Warrants at the time of the replacement thereof), advertisement, undertaking and otherwise as the Company and/or the Warrant Agent may require. Mutilated or defaced Warrant Certificates must be surrendered to the Warrant Agent before replacements will be issued. The replacement Warrant Certificate will be issued to the registered holder of the Warrant Certificate replaced.

10. TRANSFER AND TRANSMISSION OF WARRANTS

10.1 **Transferable in lots of whole number only.** Subject to the provisions contained herein, the Warrants shall be transferable in lots entitling the Warrant Holder to subscribe for whole numbers of Shares and so that no person shall be recognised by the Company as having title to Warrants entitling the holder thereof to subscribe for a fractional part of a Share or otherwise than as the sole or joint holder of the entirety of such Share.

10.2 **Warrant not registered in the name of CDP.** Subject to applicable law and other provisions of these Conditions, a Warrant which is not registered in the name of CDP may only be transferred in accordance with the following provisions of this **Condition 10.2**:-

10.2.1 a Warrant Holder whose Warrants are registered in the name of a person other than CDP ("**Transferor**") shall lodge, during normal business hours on any Business Day at the specified office of the Warrant Agent, the Transferor's Warrant Certificate(s) together with a transfer form as prescribed by the Company from time to time ("**Transfer Form**") duly completed and signed by, or on behalf of, the Transferor and the transferee and duly stamped in accordance with any law for the time being in force relating to stamp duty **provided always** that the Warrant Agent may dispense with requiring CDP to sign as transferee any Transfer Form for the transfer of Warrants to CDP;

10.2.2 the Transferor shall furnish such evidence (if any) as the Warrant Agent may require to determine the due execution of the Transfer Form;

10.2.3 the Transferor shall pay the expenses of, and submit any necessary documents required by the Warrant Agent in order to effect the delivery of, the new Warrant Certificates to be issued in the name of the transferee;

10.2.4 the Transfer Form shall be accompanied by the registration fee (such fee being for the time being a sum of $2.00 for each Warrant Certificate to be transferred) which shall be payable by cash or cheque together with any stamp duty and goods and services tax (if any) specified by the Warrant Agent to the Transferor;

10.2.5 if the Transfer Form has not been fully or correctly completed by the Transferor or the full amount of the fees and expenses due to the Warrant Agent have not been paid to the Warrant Agent, the Warrant Agent shall return such Transfer Form to the Transferor accompanied by written notice of the omission(s) or error(s) and requesting the Transferor to complete and/or amend the Transfer Form and/or to make the requisite payment; and

10.2.6 if the Transfer Form has been fully and correctly completed, the Warrant Agent shall as agent for and on behalf of the Company:-

(a) register the person named in the Transfer Form as transferee in the Register of Warrant Holders as registered holder of the Warrant in place of the Transferor;

(b) cancel the Warrant Certificate(s) in the name of the Transferor; and

(c) issue new Warrant Certificate(s) in respect of the Warrants registered in the name of the transferee.

10.3 **Warrants registered in the name of CDP.** With respect to Warrants registered in the name of CDP, any transfer of such Warrants shall be effected subject to and in accordance with these Conditions, applicable law and the rules of CDP as amended from time to time and where the Warrants are to be transferred between Depositors, such Warrants must be transferred in the Depository Register by CDP by way of book-entry.

10.4 **Warrants of deceased Warrant Holders.** The executors and administrators of a deceased Warrant Holder whose Warrants are registered otherwise than in the name of CDP (not being one (1) of several joint holders) or, if the registered holder of the Warrants is CDP, of a deceased Depositor and, in the case of the death of one (1) or more of several joint holders, the survivor or survivors of such joint holders shall be the only persons recognised by the Company and the Warrant Agent as having any title to the Warrants and shall be entitled to be registered as a holder of the Warrants upon the production by such persons to the Company and the Warrant Agent of such evidence as may be required by the Company and the Warrant Agent to prove their title and on completion of a Transfer Form and the payment of such fees and expenses referred to in **Condition 10.2**. **Conditions 10.2 and 10.3** shall apply *mutatis mutandis* to any transfer of the Warrants by such persons.

10.5 **Transferor deemed Warrant Holder unless transfer registered.** A Transferor or Depositor, as the case may be, shall be deemed to remain a Warrant Holder of the Warrant until the name of the transferee is entered in the Register of Warrant Holders by the Warrant Agent or in the Depository Register by CDP, as the case may be.

10.6 **Transfer of part of holding of Warrants.** Where the transfer relates only to part (but not all) of the Warrants represented by a Warrant Certificate, the Company shall deliver or cause to be delivered to the Transferor at the cost of the Transferor, a Warrant Certificate in the name of the Transferor in respect of any Warrants not transferred.

11. NOTICES

Each Warrant Holder is required to nominate an address in Singapore for service of notices and documents by giving a notice in writing to the Company and the Warrant Agent, failing which such Warrant Holder shall not be entitled to receive any notices or documents. Notices to Warrant Holders may be sent by ordinary post at their own risk to their respective addresses so nominated (and in the case of joint holdings, to the Warrant Holder whose name appears first in the Register of Warrant Holders or, where applicable, the relevant record of CDP in respect of joint holdings) or be given by advertisement in a leading daily English language newspaper in circulation in Singapore. Such notices shall be deemed to have been given in the case of posting, on the date of posting and in the case of advertisement, on the date of such publication or, if published more than once or on different dates, on the first date on which publication shall have been made. If such advertisement is not practicable, notice can be given in such manner as the Company and the Warrant Agent may agree in writing.

12. NOTICE OF EXPIRY DATE

The Company shall, not later than one (1) month before the Expiry Date:-

12.1 make an announcement of the Expiry Date; and

12.2 notify the Warrant Holders in writing of the Expiry Date and such notice shall be delivered by post to the respective addresses of the Warrant Holders as recorded in the Register of Warrant Holders or Depository Register, as the case may be (and in the case of joint holdings, to the Warrant Holder whose name appears first in the Register of Warrant Holders or, where applicable, the relevant record of CDP in respect of joint holdings). Proof of posting or despatch of any notice shall be deemed to be proof of receipt on the next Business Day after posting.

Without prejudice to the generality of the foregoing, Warrant Holders who acquire Warrants after the date of notice of the Expiry Date shall be deemed to have notice of the Expiry Date so long as such notice has been given in accordance with this **Condition 12**. For the avoidance of doubt, neither the Company nor the Warrant Agent shall in any way whatsoever be responsible or liable for any claims, proceedings, costs or expenses arising from failure by the purchaser of Warrants to be aware of or to receive such notification.

13. WARRANT AGENT NOT ACTING FOR THE WARRANT HOLDERS

In acting under the Warrant Agency Agreement, the Warrant Agent is, subject to the terms therein, acting as agent for the Company for certain specified purposes and does not assume any obligation or duty to or any relationship of agency or trust for the Warrant Holders.

14. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT

The Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore shall not under any circumstances apply to these Conditions and any person who is not a party to these Conditions (whether or not such person shall be named, referred to, or otherwise identified, or form part of a class of persons so named, referred to or identified, in these Conditions), other than a Warrant Holder, shall have no right whatsoever under the said Act to enforce these Conditions or any of its terms.

15. GOVERNING LAW

The Warrants and these Conditions shall be governed by and construed in accordance with the laws of Singapore. The Company submits and each Warrant Holder (and if CDP is named in the Register of Warrant Holders as the holder of the Warrants, CDP) is deemed to irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of Singapore for all purposes in relation to the Warrants and these Conditions but the foregoing shall not prevent or restrict any of them from enforcing any judgment obtained from a Singapore court in any other jurisdiction.

NOTES:

(1) *The attention of Warrant Holders is drawn to Rule 14 of The Singapore Code on Take-overs and Mergers and sections 139 and 140 of the Securities and Futures Act, Chapter 289 of Singapore. In general terms, these provisions regulate the acquisition of effective control of public companies. Warrant Holders should consider the implications of these provisions before they exercise their respective Warrants. In particular, a Warrant Holder should note that he may be under an obligation to extend a take-over offer for the Company if:-*

(a) *he intends to acquire, by exercise of the Warrants or otherwise, whether at one time or different times, Shares which (together with Shares owned or acquired by him or persons acting in concert with him) carry thirty per cent. (30%) or more of the voting rights of the Company; or*

(b) *he, together with persons acting in concert, holds not less than thirty per cent. (30%) but not more than fifty per cent. (50%) of the voting rights of the Company and either alone or together with persons acting in concert, intends to acquire additional Shares by the exercise of the Warrants or otherwise in any period of six (6) months, increasing such percentage of the voting rights by more than one per cent. (1%).*

(2) *The attention of the Warrant Holders is drawn to* ***Condition 3.2*** *of the Warrants relating to the expiry of the Exercise Period for the exercise of the Warrants.*

(3) *A Warrant Holder who, after exercise of this Warrant, has an interest in not less than five per cent. (5%) of the aggregate of the nominal amount of the voting shares in the Company or (if he already holds not less than five per cent. (5%) in the manner as aforesaid) increases his percentage shareholding in the Company, so as to result in his aggregate percentage shareholding in the Company crossing the next discrete whole number, is under an obligation to (a) notify the Company of his interest in the manner set out in sections 82 and 83 of the Companies Act, Chapter 50 of Singapore; and (b) notify the SGX-ST of his interest in the manner set out in section 137 of the Securities and Futures Act, Chapter 289 of Singapore.*

PROPOSED AMENDMENTS TO THE MEMORANDUM AND THE ARTICLES IN CONJUNCTION WITH THE RIGHTS ISSUE

The proposed amendments to the Memorandum and the Articles in conjunction with the Rights Issue are set out below. For ease of reference and, where appropriate, the full text of the existing clause of the Memorandum and the Articles proposed to be amended have also been reproduced.

Existing Clause 5 of the Memorandum

5. *The share capital of the Company is $2,000,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividends, capital, voting or otherwise.*

Proposed amendment to Clause 5

By deleting Clause 5 in its entirety and substituting therefor the following as the new Clause 5:-

5. The share capital of the Company is $2,050,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each and 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividends, capital, voting or otherwise.

Existing Article 3

3. *The authorised share capital of the Company is $2,000,000,000 divided into 4,000,000,000 shares of $0.50 each.*

Proposed amendment to Existing Article 3

By deleting Article 3 in its entirety and substituting therefor the following as the new Article 3:-

3. The authorised share capital of the Company is $2,050,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each and 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each. The non-redeemable convertible non-cumulative preference shares shall confer upon the holders thereof the rights set out in these Articles.

Proposed new Article 4B

By inserting the following as a new Article 4B immediately after the existing Article 4A:-

4B(1) The Company may issue non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company (**"Preference Shares"**) at such issue price as the Directors may determine, which shall carry the following rights, benefits and privileges and be subject to the following restrictions:-

(a) **As regards income.** The Holders of Preference Shares shall be entitled to be paid out of the Distributable Profits a non-cumulative Preference Dividend upon and subject to the following terms and conditions:-

(i) Preference Dividend: Subject to the provisions of this Article 4B, the Preference Shares shall confer on the Holders of Preference Shares the right (after satisfaction of the rights to any dividend or distribution of holders of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares), in priority to the rights to any dividend or distribution of the holders of Ordinary Shares or any other classes of shares in the Company, to a non-cumulative Preference Dividend.

(ii) Dividend Payment Date: Subject to the provisions of this Article 4B, the Preference Dividend shall be payable semi-annually in arrears on each Dividend Payment Date when, as and if, declared by the Board (or an authorised committee thereof). No Holders of Preference Shares shall have any claim in respect of any Preference Dividend or part thereof not due or payable pursuant to this Article 4B(1) (including Articles 4B(1)(a)(iv) and (v)). Accordingly, such amount not due or payable shall not accrue and shall not accumulate for the benefit of the Holders of Preference Shares or entitle the Holders of Preference Shares to any claim in respect thereof against the Company.

(iii) Maximum Dividend Rate: Subject to the provisions of this Article 4B, each Preference Share in issue shall entitle the holder thereof to receive, in respect of each Dividend Period, the Preference Dividend calculated at such rate per annum as may be determined by the Board (or an authorised committee thereof) in its sole and absolute discretion, but not exceeding the Maximum Dividend Rate, of the Issue Amount on the basis of the actual number of days comprised in the relevant Dividend Period divided by 365.

(iv) Preference Dividend at Board's Discretion: Without prejudice to Article 4B(1)(a)(iii), any decision regarding the declaration or payment of any Preference Dividend on the Preference Shares in respect of any Dividend Period shall be at the sole and absolute discretion of the Board (or an authorised committee thereof). Nothing in this Article 4B shall impose or be construed as imposing on the Board (or an authorised committee thereof) any requirement or duty to resolve to declare or pay, in respect of any Dividend Period, the whole or part of the Distributable Profits as of the relevant Dividend Payment Date as Preference Dividend. Without prejudice to any other provisions herein, no Preference Dividend or any part thereof shall become due or payable, or shall accrue, on any Dividend Payment Date unless the Board (or an authorised committee thereof) has declared or resolved to pay such Preference Dividend or part thereof with respect to that Dividend Payment Date.

(v) Dividend Restriction:

(aa) The Preference Dividend shall be declared and paid only out of Distributable Profits.

(bb) Notwithstanding that the Board (or an authorised committee thereof) may have declared or resolved to pay any Preference Dividend on any Dividend Payment Date, if the amount of such Preference Dividend so declared (if paid in full) would exceed the Distributable Profits as of the relevant Dividend Payment Date, the Company shall make partial payment of the Preference Dividend, to the extent of available Distributable Profits, to the Holders of Preference Shares on a *pro-rata* basis. The Company is not obliged to pay, and shall not pay, the shortfall in the amount of the Preference Dividend so declared, and such shortfall shall be deemed not to be due and payable and is not accrued under this Article 4B.

(vi) Accrued but Unpaid Preference Dividend: Notwithstanding any other provision in these Articles, if the Company fails to pay any Preference Dividend due and payable on any Dividend Payment Date in accordance with this Article 4B and the amount of such Preference Divided would not exceed the Distributable Profits as of the relevant Dividend Payment Date, the accrued but unpaid amount of the Preference Dividend shall be compounded annually at the Relevant Rate calculated on the basis of a 365-day year and shall continue to accrue for the period from (and including) the relevant Dividend Payment Date to (but excluding) the actual payment date. For the avoidance of doubt, the Preference Dividend accrued in accordance with this Article 4B(1)(a)(vi) shall be payable by the Company notwithstanding that the date of actual payment may extend beyond the Conversion Date. Such accrued but unpaid Preference Dividend shall be payable only out of Distributable Profits. In the event that such accrued but unpaid Preference Dividend (if paid in full) would exceed the Distributable Profits for the time being, the Company shall make partial payment of such accrued Preference Dividend, to the extent of available Distributable Profits, to the Holders of Preference Shares on a *pro-rata* basis. The balance amount of such accrued but unpaid Preference Dividend shall be compounded and shall accrue in accordance with this Article 4B(1)(a)(vi) until actual payment is made in full.

(vii) Dividend Stopper: If for any reason the Company does not declare or pay, in respect of any Dividend Period ("**Relevant Dividend Period**"), the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Amount for the Relevant Dividend Period, the Company shall not declare or pay any dividend (whether interim or final) or other distribution in respect of, or (if permitted) effect the repurchase or redemption of, its Ordinary Shares or any other shares in the capital of the Company (other than any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) or contribute any monies to a sinking fund for the redemption of any such shares in the capital of the Company, until such time as:-

(aa) the Company has declared and paid, in respect of any two (2) consecutive Dividend Periods after the Relevant Dividend Period, the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Amount for each of such two (2) consecutive Dividend Periods on the relevant Dividend Payment Dates; or

(bb) the aggregate of the amount equivalent to the Preference Dividend calculated at the Maximum Dividend Rate on the Issue Amount for each of such two (2) consecutive Dividend Periods has been paid into, or irrevocably set aside in, a separately designated trust account for payment to the Holders of Preference Shares.

(b) **As regards capital.**

(i) Liquidation or Return of Capital: Subject to Article 4B(1)(b)(ii), the Holders of Preference Shares (other than any Holders of Preference Shares who have duly exercised the right of election mentioned in Article 4B(1)(l)(xi)(aa)) shall, in a liquidation or dissolution of, or on a return of capital (except in the case of the buy-back of any classes of shares pursuant to applicable law and the requirements of the SGX-ST) by, the Company, be entitled (after any distribution or payment to be made in favour of holders of other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares), in priority to any distribution or payment to be made in favour of the holders of Ordinary Shares and any other classes of shares in the Company, to be paid the following sums in the order set out below:-

(aa) all amounts accrued and unpaid in respect of the Preference Dividend (including any Preference Dividend compounded and accrued pursuant to Article 4B(1)(a)(vi)) and an amount equivalent to the Additional Preference Dividend; and

(bb) the Issue Amount.

The Holders of Preference Shares who have duly exercised the right of election mentioned in Article 4B(1)(l)(xi)(aa) shall be entitled to the sums mentioned in that sub-Article.

(ii) The provisions of Article 4B(1)(b)(i) shall not apply in the event of a liquidation or dissolution of the Company to which Article 4B(1)(k) applies, and substitution securities shall in fact have been issued in substitution and replacement of the Preference Shares subject to and in accordance with Article 4B(1)(k).

(c) **As regards default in payment or partial payment.** Without prejudice to Article 4B(1)(a)(iv) or (v), if by reason of any applicable law, the Company is unable to make payment of any amount due and payable in respect of the Preference Shares (whether in respect of the Preference Dividend or otherwise) in accordance with the provisions of this Article 4B, then the Company shall from time to time (up to the maximum amount and extent permitted by law, on the earliest date on which such payments may lawfully be made) make payments on account of the amount so owing to all Holders of Preference Shares on a *pro-rata* basis until such amount has been paid in full.

(d) **As regards surplus profits and assets.** The Holders of Preference Shares shall have no right to participate in the profits or assets of the Company beyond the rights conferred under this Article 4B.

(e) **As regards voting.** The Holders of Preference Shares:-

(i) shall be entitled to receive copies of the reports and accounts (including the balance sheet and profit and loss account), circulars and notices of general meetings, being the same as those which the holders of Ordinary Shares are entitled to receive, but shall not be entitled to attend or vote at any General Meeting other than under the circumstances set out in Article 4B(1)(e)(iii) below;

(ii) shall be entitled to attend, speak and vote at any class meeting of the Holders of Preference Shares; and

(iii) notwithstanding Article 4B(1)(e)(i) above, shall be entitled to attend (in person or by proxy) any General Meeting of the Company and to be counted for the purpose of a quorum at such General Meeting and each Holder of Preference Shares shall have, on a show of hands, one (1) vote and on a poll thereat, one (1) vote in respect of each Preference Share held if (but only if):-

(aa) the Preference Dividend (or any part thereof) due and payable and accrued in accordance with this Article 4B is in arrears and has remained unpaid for at least six (6) months, in which event the right of the Holders of Preference Shares under this Article 4B(1)(e)(iii) shall continue until such Preference Dividend (or any part thereof) in arrears and unpaid has been paid in full by the Company;

(bb) the resolution in question varies the rights attached to the Preference Shares; or

(cc) the resolution in question is for the winding up of the Company.

The provisions of these Articles relating to votes of members shall (subject to and except to the extent inconsistent with this Article 4B) apply *mutatis mutandis* to votes of the Holders of Preference Shares at any General Meeting.

(f) **As regards meetings.** The provisions of these Articles relating to General Meetings, notice of and proceedings at General Meetings and votes of members shall (subject to and except to the extent inconsistent with this Article 4B) apply *mutatis mutandis* to any separate class meeting of the Holders of Preference Shares.

(g) **As regards further issue of shares.** The issue by the Company of shares which rank in terms of payment of dividend and return of capital in priority to the Preference Shares shall be deemed to constitute a variation or abrogation of the rights attached to the Preference Shares for the purposes of Article 4B(5). The issue by the Company of shares which, in terms of payment of dividend and return of capital, rank *pari passu* with or junior to the Preference Shares shall not constitute such a variation or abrogation and, accordingly, notwithstanding any other provisions of the Articles of the Company, the Company shall be entitled to create, issue and allot such shares without consent of the Holders of Preference Shares.

(h) **As regards share premium account.** The Company shall not (except in relation to or in connection with (i) the conversion of the Preference Shares or adjustment to the Conversion Ratio pursuant to the terms herein; or (ii) the conversion or redemption of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) take any step which will or may have the effect of reducing the amount in the share premium account to below the amount of the aggregate Issue Premium paid in respect of the Preference Shares.

(i) **As regards Distributable Profits.** The Company shall not (except for the purposes of (i) paying the Preference Dividend and, if applicable, the Additional Preference Dividend; (ii) satisfying or providing for any liability (contingent or otherwise) of the Company or any of its subsidiaries or associated companies; or (iii) paying any dividend or distribution on any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) take any step which may have the effect of reducing the Distributable Profits to below an amount equivalent to the aggregate of:-

(aa) if the Board (or an authorised committee thereof) shall have declared a Preference Dividend in respect of any Dividend Period, the amount of the Preference Dividend so declared; and

(bb) if the Company has exercised its right of conversion pursuant to and in accordance with Article 4B(1)(l), the amount of the Additional Preference Dividend in respect of the Preference Shares to be converted.

(j) **As regards transfers, registration, register and replacement.** The Preference Shares will be in registered form and the Company shall maintain a register thereof. The provisions of these Articles relating to the registration, transfer, transmission, certificates and replacement thereof applicable to Ordinary Shares shall apply *mutatis mutandis* to the Preference Shares.

(k) **As regards substitution securities.** In the event of a liquidation or dissolution of the Company pursuant to reconstruction, amalgamation, reorganisation, merger or consolidation, the resultant corporate entity responsible for the liabilities of the Company with respect to the Preference Shares shall issue such securities in substitution and replacement of the Preference Shares and on such terms as shall be approved by the Holders of Preference Shares in accordance with Article 4B(5), unless the terms of such securities in substitution are no less favourable than the terms of the Preference Shares in which case the approval by the Holders of Preference Shares shall not be required. As a condition to any such winding-up or dissolution, the Company shall procure that the resultant corporate entity shall (in favour of the Holders of Preference Shares) undertake to comply with the provisions of this Article 4B.

(l) **As regards conversion.** The Company shall be entitled, at its sole discretion, to convert all or any part of the Preference Shares into fully-paid Ordinary Shares at the relevant Conversion Ratio upon and subject to the following terms and conditions:-

(i) The right to convert shall be exercisable by the Company at any time and from time to time during the Conversion Period, subject to and in accordance with the provisions of this Article 4B(1)(i).

(ii) Notwithstanding anything herein, the Company shall not be entitled to exercise its right to convert the Preference Shares (whether in the case of full or partial conversion) unless it has sufficient Distributable Profits to pay the Additional Preference Dividend in respect of the Preference Shares to be converted.

(iii) In the case of partial conversion, the Company shall effect conversion of the Preference Shares only in integral multiples of 100,000 Preference Shares or such other number of Preference Shares as the Directors may determine. Any such partial conversion shall be effected on a *pro-rata* basis amongst all the Holders of Preference Shares or in such other manner as the Directors may, in their discretion, deem fit.

(iv) To exercise the right to convert, the Company shall, not later than thirty (30) days prior to the relevant Conversion Date, send to the Holders of Preference Shares a notice in such form as the Company may determine ("**Conversion Notice**") specifying, *inter alia*: (aa) the date and time which the Directors have fixed as the books closure date (which date shall not be less than five (5) days from the relevant Conversion Date) for the purpose of determining the Holders of Preference Shares whose Preference Shares are to be converted (whether in the case of full or partial conversion); (bb) the relevant Conversion Date; and (cc) in the case of partial conversion, the basis on which such partial conversion is to take place. In the giving of any such Conversion Notice, the Company shall comply with the requirements (if any) of CDP under the terms and conditions for the operation of the Securities Account with CDP. The Preference Shares to be converted ("**Relevant Preferences Shares**") shall cease to be tradable or transferable with effect from the date falling two (2) market days prior to the relevant books closure date so fixed by the Directors (or such other date as the Directors may otherwise determine). Without prejudice to the foregoing, the Company shall, not later than thirty (30) days prior to the relevant Conversion Date, make an announcement of any exercise of its right of conversion under this Article 4B.

(v) Upon conversion, the Relevant Preference Shares shall become Ordinary Shares and, from the relevant Conversion Date, the rights attached to the Relevant Preference Shares are altered and the Relevant Preference Shares shall cease to have any preference or priority as set out in this Article 4B and the Ordinary Shares into which the Relevant Preference Shares are converted shall rank *pari passu* in all respects with the Ordinary Shares then in issue (save for any dividends, rights, allotments or other distributions the record date for which is before the relevant Conversion Date). Such conversion does not result in, nor require, the cancellation of the Relevant Preference Shares or an issue of new Ordinary Shares.

(vi) Conversion of the Relevant Preference Shares on any Conversion Date shall be effected in such manner as the Directors shall determine, subject to these Articles and as the Act or other applicable laws and regulations may allow (including without limitation by capitalising the amount standing to the credit of any reserve accounts (including the share premium account) of the Company), to the extent permitted by law and as may be required to ensure that the Ordinary Shares into which the Relevant Preference Shares are converted will be fully paid).

(vii) If there shall be fractions of Ordinary Shares into which the Relevant Preference Shares are converted (however converted), the holders of the Relevant Preference Shares shall not be entitled to such fractions of Ordinary Shares, which shall be disregarded.

(viii) Conversion of the Relevant Preference Shares into fully paid Ordinary Shares (however converted) shall be effected as follows:-

(aa) where the Relevant Preference Shares are registered in the name of CDP:-

(1) share certificates relating to the Ordinary Shares into which such Relevant Preference Shares are converted shall be registered in the name of, and delivered by the Company to, CDP for the credit of the Securities Accounts of the holder of the Relevant Preference Shares on the Conversion Date or such later date as the Company and/or CDP may find practicable;

(2) the number of Preference Shares represented by the relevant share certificate(s) registered in the name of CDP shall be deemed to have been substituted for all purposes by the number of Preference Shares that remain unconverted (if any); and

(bb) where the Relevant Preference Shares are registered in the name of the holder thereof:-

(1) the Company shall forward to such holder share certificate(s) in respect of the requisite number of Ordinary Shares registered in his name within ten (10) Business Days of the relevant Conversion Date or such later date as the Company may find practicable; and

(2) the holder of the Relevant Preference Shares shall forthwith forward to the Company the share certificate(s) in respect of the Relevant Preference Shares, in exchange for which the Company shall deliver the balancing certificate(s) (if any) for any Preference Shares which remain unconverted to the holder of the Relevant Preference Shares.

For the avoidance of doubt:-

(A) the Relevant Preference Shares shall be (and shall be deemed to be) converted in accordance with this Article 4B notwithstanding that the share certificate(s) in respect thereof may not have been delivered to and received by the Company; and

(B) the number of Preference Shares stated in the relevant share certificate(s) registered in the name of the holder thereof shall be deemed to have been substituted for all purposes by the number of Preference Shares that remained unconverted (if any).

Any certificates to be despatched by the Company pursuant to this sub-Article (whether to the holder of the Relevant Preference Shares or CDP) shall be sent by ordinary post at the risk of the holder of the Relevant Preference Shares. If the Relevant Preference Shares constitute part only of a holding of Preference Shares of a Holder of Preference Shares so that there would, following conversion, remain a number of Preference Shares in that holding smaller than that required to convert into one (1) Ordinary Share at the Conversion Ratio then applicable, then all the Preference Shares in that holding shall be converted.

(ix) So long as the Ordinary Shares of the Company in issue are listed on the SGX-ST, the Company shall use all reasonable endeavours to procure that all the Ordinary Shares into which the Preference Shares are converted are admitted for listing on the SGX-ST at the earliest practicable date following conversion.

(x) In respect of each Relevant Preference Share to be converted into Ordinary Shares on the relevant Conversion Date subject to and in accordance with the provisions of this Article 4B(1)(l), the Company shall pay to the holders of the Relevant Preference Shares on the Conversion Date or such later date as the Company may find practicable:-

(aa) the Additional Preference Dividend in respect of the Relevant Preference Shares (after satisfaction of the rights to any dividend or distribution of holders of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) in priority to the rights to any dividend or distribution of holders of Ordinary Shares or any other classes of shares in the Company; and

(bb) any Preference Dividend (including any Preference Dividend compounded and accrued pursuant to Article 4B(1)(a)(vi)) accrued on or before the Conversion Date but unpaid as at the Conversion Date.

For the avoidance of doubt, the Additional Preference Dividend shall be paid only out of Distributable Profits and, in accordance with Article 4B(1)(l)(ii), the Company shall not be entitled to exercise its right to convert the Preference Shares (whether in whole or in part) unless it has sufficient Distributable Profits to pay in full the Additional Preference Dividend in respect of the Preference Shares to be converted.

(xi) So long as any Preference Shares remain capable of being converted into Ordinary Shares, then save with such consent, approval or sanction on the part of the Holders of Preference Shares as is required for a variation of the rights attached to such Preference Shares under Article 4B(5):-

(aa) If the Company is placed in liquidation, the Company shall give notice thereof in writing to all Holders of Preference Shares and each Holder of Preference Shares shall, in respect of all or any of his Preference Shares be entitled, within forty-two (42) days after the date of the resolution for winding-up the Company or (as the case may be) after the date of the order of the Court for such winding-up, by notice in writing to the Company, to elect to be treated as if the Company had exercised its rights of conversion in respect thereof prior to the commencement of such winding-up and as if the Conversion Date for such conversion had been the date immediately preceding the date of such commencement, and in that event he shall be entitled to be paid in satisfaction of the amount due in respect of such of his Preference Shares as are to be treated as if converted a sum equal to the amount to which he would have become entitled in such liquidation if he had been the holder of the Ordinary Shares to which he would have become entitled by virtue of such conversion, fractions being disregarded for this purpose (and in respect of his entitlement to receive such sum he shall rank *pari passu* with the holders of the Ordinary Shares) and he shall not be entitled to be paid the Additional Preference Dividend or any accrued Preference Dividend whether or not such Preference Dividend has become due and payable. At the expiration of the said period of forty-two (42) days, any outstanding Preference Shares shall cease to be capable of conversion or of being treated as if converted.

(bb) Subject to the provisions of this Article 4B, no resolution of the holders of Ordinary Shares shall be passed for the reduction of the share capital of the Company or any uncalled liability thereon involving a return of capital or the amount (if any) for the time being standing to the credit of its share premium account or capital redemption reserve in any manner involving a return of capital.

(cc) No resolution of the holders of Ordinary Shares shall be passed for the consolidation or sub-division of all or any of the Ordinary Shares or whereby the rights attached to the Ordinary Shares shall be modified, varied or abrogated unless an adjustment is or will be effected in accordance with Article 4B(1)(m).

(dd) Without prejudice to Article 4B(1)(l)(vi), the Company shall not make any issue, offer or distribution or take any action the effect thereof would be that, on the conversion of any Preference Shares, the Ordinary Shares into which such

Preference Shares are converted will be paid-up or credited as paid-up to an amount below the par value of Ordinary Shares.

(ee) The Company shall not take any action which would result in an adjustment of the Conversion Ratio if, after giving effect thereto, the number of Ordinary Shares into which the Preference Shares will be converted would be increased to such an extent that could not be legally effected.

(m) **As regards adjustments**. The Directors may, in their absolute discretion and after consultation with a reputable bank or merchant bank, adjust the Conversion Ratio in accordance with the provisions of this Article 4B(1)(m) or to give effect to the spirit and intent of this Article 4B(1)(m) if they consider it appropriate to do so. Without prejudice to the generality of the foregoing, any adjustments to be made pursuant to this Article 4B(1)(m) shall be subject to the Act and other applicable laws and the provisions of Article 4B(1)(l).

(i) If, whilst any Preference Share remains capable of being converted into Ordinary Shares, the Company shall make any issue of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to the holders of Ordinary Shares, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be increased *pro-rata* and such increase shall become effective as at the record date for such issue. No adjustments shall be made in the event of the issue of Ordinary Shares (by way of capitalisation of profits or reserves) in lieu of cash dividends or in connection with a conversion of the Preference Shares into Ordinary Shares.

(ii) If, whilst any Preference Share remains capable of being converted into Ordinary Shares, there shall be an alteration to the nominal value of Ordinary Shares as a result of a consolidation or sub-division, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be reduced or increased accordingly, and such reduction or increase shall become effective immediately after the alteration takes effect.

(iii) If and whenever the Company shall make any Capital Distribution to holders of Ordinary Shares, then the number of Ordinary Shares into which every $0.05 nominal amount of Preference Shares (and so in proportion to any other nominal amount of the Preference Shares) is to be subsequently converted may be adjusted by multiplying such number of Ordinary Shares by the following fraction:-

$$\frac{A}{A - B}$$

where:-

A is the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date on which the Capital Distribution is publicly announced; and

B is the fair market value (expressed in cents) on the day of such announcement, as determined in good faith by a reputable bank or merchant bank (acting as an expert and not as an arbitrator) selected by the Directors of the portion of the Capital Distribution attributable to one (1) Ordinary Share.

Such adjustment shall become effective as at the record date for the relevant Capital Distribution. The provisions of this Article 4B(1)(m)(iii) shall not apply to any offer which falls within Article 4B(1)(m)(iv).

(iv) If and whenever the Company shall offer to holders of Ordinary Shares as a class new Ordinary Shares by way of rights at a price which is less than the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date of the announcement of the terms of the offer, then (except where the Conversion Ratio falls to be adjusted under Article 4B(1)(m)(i) or (iii)) the number of Ordinary Shares into which every $0.05 nominal amount of Preference Shares (and so in proportion to any other nominal amount of the Preference Shares) is to be subsequently converted may be increased by a number equal to:-

$$\frac{X \times Z}{Y + Z}$$

where:-

X is the number (rounded down to the nearest one share) of the new Ordinary Shares which would have been offered to a holder of $0.05 nominal amount of Preference Shares had the Company's right of conversion in respect of such Preference Shares been exercisable and exercised in full immediately before the record date for such offer at the Conversion Ratio then applicable;

Y is the price (expressed in cents) payable for each such new Ordinary Share under the terms of the offer; and

Z is the average (rounded down to the nearest $0.01) of the last transacted price(s) (expressed in cents) of the nil-paid rights in respect of one (1) Ordinary Share, during the first five (5) Business Days on which such nil-paid rights are traded on the SGX-ST.

Such adjustment shall become effective as at the record date for the offer.

(v) Notwithstanding the preceding provisions of this Article 4B(1)(m), in any circumstances where the Directors consider that any adjustments to the Conversion Ratio contemplated under this Article 4B(1)(m) should be calculated on a different basis or date or should take effect on a different date from that provided for in this Article 4B(1)(m) or is otherwise inappropriate or that an adjustment should be made to the Conversion Ratio notwithstanding that no such adjustment is contemplated under this Article 4B(1)(m), the Company may appoint a reputable bank or merchant bank to consider whether for any reason whatsoever the adjustment (whether or not contemplated under this Article 4B(1)(m)) is appropriate or inappropriate, as the case may be, and if such bank or merchant bank shall consider the adjustment or the absence of an adjustment to be appropriate or inappropriate, as the case may be, the adjustment shall be modified or not made or an adjustment made instead of no adjustment in such manner as shall be considered by such bank or merchant bank to be in its opinion appropriate.

(vi) If the Directors, after consultation with a reputable bank or merchant bank, determine that it is appropriate to make an adjustment to the Conversion Ratio pursuant to the provisions of this Article 4B(1)(m), the auditors for the time being of the Company shall report the extent to which an adjustment to the Conversion Ratio falls to be made and the Company shall notify the Holders of Preference Shares and set forth brief particulars of the event or events giving rise to such adjustment, the Conversion Ratio in effect prior to such adjustment, the adjusted Conversion Ratio and the effective date thereof and shall make available for their inspection (at such place as shall be specified in such notice) a copy of the said report of the auditors and, where any determination of a reputable bank or merchant bank shall have been made pursuant to Article 4B(1)(m), a copy of such determination. In the absence of manifest error, the adjustment to the Conversion Ratio as specified in such notice shall be conclusive and binding on all concerned.

(vii) Notwithstanding any other provisions in this Article 4B(1)(m), the Directors shall have the discretion to determine if the Holders of Preference Shares shall be entitled (without having to convert the Preference Shares into Ordinary Shares) to participate in each issue, offer or invitation of Ordinary Shares or other securities which are offered for cash subscription or purchase on a *pro-rata* basis to all holders of Ordinary Shares as if the Preference Shares had been converted to Ordinary Shares on the day prior to the books closure date in respect of that issue. If the Directors shall determine that the Holders of Preference Shares shall be entitled to participate in such issue as aforesaid, no adjustment which would otherwise have to be made under this Article 4B(1)(m) shall be made.

(n) **As regards prescription.** Any Holder of Preference Shares who has failed to claim dividends, distributions or other property or rights within six (6) years of their having been made available to him will not thereafter be able to claim such dividends, distributions or other property or rights which shall be forfeited and shall revert to the Company. The Company shall retain such dividends, distributions or other property or rights but shall not at any time be a trustee in respect of any dividends, distributions or other property or rights nor be accountable for any income or other benefits derived therefrom.

(o) **As regards payment.** The Preference Dividend (or the relevant part thereof) and, if applicable, the Additional Preference Dividend shall be paid by Singapore Dollar cheque drawn on a bank in Singapore (or other modes of payment as the Directors may, in their absolute discretion, deem fit) made payable to the Holders of Preference Shares as appear in the Register of Holders of Preference Shares or the Depository Register, as the case may be, at such date as the Company may fix as the books closure date for the purpose of determining entitlements to the Preference Dividend or the Additional Preference Dividend, as at the case may be, and sent on or about the relevant Dividend Payment Date or, in relation to the payment of the Additional Preference Dividend, the Conversion Date to their respective addresses appearing in the Register of Holders of Preference Shares or the Depository Register (as the case may be), and if tax is deducted or withheld, together with the relevant tax vouchers provided that where CDP is registered as the holder of any Preference Share, the Company's obligations in respect of the Preference Dividend or the Additional Preference Dividend shall be discharged if the Preference Dividend or the Additional Preference Dividend is made or paid to CDP (for payment by CDP to the person(s) entitled thereto in accordance with the terms and conditions for operation of Securities Accounts with CDP) or to such persons and in proportions as CDP may direct.

(p) **As regards net amount of Dividend.** For the avoidance of doubt:-

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references to any amount of Preference Dividend and Additional Preference Dividend payable by the Company shall be construed as references to net amounts, exclusive of Tax Credits (as defined below); and

(ii) the Company is under no obligation (whether during or after the Transition Period):-

(aa) to pay, or make available to any Holders of Preference Shares, any Tax Credits in respect of any Preference Dividend or Additional Preference Dividend or otherwise to compensate any Holders of Preference Shares for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Holders of Preference Shares when the Company distributes taxed income as dividends or other monies payable on or in respect of a Preference Share.

"**Transition Period**" means the 5-year transition period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44A of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

4B(2) In this Article 4B, the following expressions shall, unless the context otherwise requires, have the following meanings:-

"**Additional Preference Dividend**" means, in relation to each Relevant Preference Share, a one-off preferential cash dividend at the fixed rate of 64% (net) of the Issue Amount for such Relevant Preference Share payable on conversion of such Relevant Preference Share, or at such other rate and computed on such other basis as the Directors may prescribe in respect of a new issue of preference shares;

"**Business Day**" means any day (other than a Saturday or Sunday) on which commercial banks and the CDP are open for business in Singapore and the SGX-ST is open for trading of securities;

"**Capital Distribution**" means any dividend out of, or other distribution of, capital profits (whether realised or not) or capital reserves of the Company, or of profits or reserves arising after the date of the first issue of the Preference Shares from the distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, provided that, in so far as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a written estimate by the auditors for the time being of the Company as to the extent to which any part of any profit or reserve should be regarded of a capital nature;

"**Conversion Agent**" means the share registrars of the Company for the time being or such other conversion agent in respect of the Preference Shares as may from time to time be appointed by the Company;

"**Conversion Date**" means, in relation to any Preference Share, the relevant Business Day during the Conversion Period specified by the Company on which the Preference Shares are to be converted into Ordinary Shares subject to and in accordance with the provisions of this Article 4B;

"**Conversion Notice**" has the meaning ascribed to it in Article 4B(1)(l)(iv);

"**Conversion Period**" means the period during which the Preference Shares may be converted into Ordinary Shares subject to and in accordance with the provisions of this Article 4B, being at any time on or after the second (2nd) anniversary of the Issue Date, but excluding such period(s) during which the Register of Holders of Preference Shares and/or the Register of Members may be closed in accordance with these Articles, or such other period as may be prescribed by the Directors for a new issue of Preference Shares;

"**Conversion Ratio**" means the conversion ratio of 0.136 Ordinary Share of $0.50 each for every $0.05 in nominal value of Preference Share to be converted (subject to adjustment in certain circumstances in accordance with Article 4B(1)(m)), or such other ratio as may be prescribed by the Directors for a new issue of preference shares;

"**Current Market Price per Ordinary Share**" at a particular date means the average (rounded down to the nearest $0.01) of the last transacted prices of one (1) Ordinary Share (expressed in cents) on the SGX-ST for the five (5) consecutive Business Days (on which such Ordinary Shares are traded on the SGX-ST) ending on the Business Day immediately preceding such date;

"**Distributable Profits**" means, in relation to a Dividend Payment Date, the amount of profit available to the Company for distribution as a dividend in compliance with Section 403 of the Act by reference to the then most recent Financial Statements;

"**Dividend Payment Date**" means the date on which the Preference Dividend will be payable on the Preference Shares subject to and in accordance with this Article 4B, being 30 June and 31 December in each year, **provided always that**:-

(a) the first Dividend Payment Date shall be 31 December of the calendar year in which the Issue Date falls;

(b) the last Dividend Payment Date shall be the Conversion Date; and

(c) if any Dividend Payment Date would otherwise fall on a day which is not a Business Day, such Dividend Payment Date shall be the next following day which is a Business Day,

or such other dates as may be prescribed by the Directors for a new issue of preference shares.

"**Dividend Period**" means each successive period from (and including) a Dividend Payment Date to (but excluding) the next succeeding Dividend Payment Date **provided always that**:-

(a) the first Dividend Period shall be the period from (and including) the Issue Date to (but excluding) the first Dividend Payment Date; and

(b) the last Dividend Period shall be the period from (and including) the Dividend Payment Date immediately preceding the Conversion Date to (but excluding) the Conversion Date.

"**Financial Statements**" includes:-

(a) the annual audited profit and loss accounts and balance sheet of the Company; and

(b) the unaudited profit and loss accounts and balance sheet of the Company prepared in respect of each of the first three quarters of the financial year of the Company, or such other period(s) as may be required by the SGX-ST.

"**Holders of Preference Shares**" means the registered holders of the Preference Shares, except that where the registered holder is CDP, the term "**Holders of Preference Shares**" shall, in relation to such Preference Shares, mean the Depositors whose Securities Accounts are credited with the Preference Shares, and "**Holder of Preference Shares**" means any one of them;

"**Issue Amount**" means, in relation to a Preference Share, the aggregate of the par value of the Preference Shares and the Issue Premium paid-up or credited as paid-up thereon, but excluding any Preference Dividend or the Additional Preference Dividend payable thereon;

"**Issue Date**" means the date on which the Preference Shares are allotted or such other date as the Directors may determine;

"**Issue Premium**" means the difference between the Issue Amount and the par value of each Preference Share as may be prescribed by the Directors;

"**Maximum Dividend Rate**" means, in relation to each Preference Share, the fixed rate at 3.9% (net) per annum calculated on the basis of the actual number of days comprised in the relevant period divided by 365, or such other amount as the Directors may prescribe in respect of a new issue of preference shares;

"**Ordinary Shares**" means ordinary shares of par value $0.50 each in the capital of the Company;

"**Preference Dividend**" means, in relation to each Preference Share, a non-cumulative net dividend (when, as and if, declared by the Board (or an authorised committee thereof)) payable on the Preference Share on each Dividend Payment Date, subject to and in accordance with this Article 4B;

"**Relevant Preference Shares**" has the meaning ascribed to it in Article 4B(1)(l)(iv);

"**Relevant Rate**" means the prevailing prime lending rate for Singapore dollars quoted by DBS Bank Ltd (or if such rate is not available for any reason, the prevailing prime lending rate for Singapore dollars quoted by such other licensed bank in Singapore as may be selected by the Directors), or such other rate as the Directors may prescribe in respect of a new issue of preference shares; and

"**SGX-ST**" means the Singapore Exchange Securities Trading Limited.

4B(3) The Register of the Holders of Preference Shares may at the discretion of the Company be closed: (a) during such periods when the Register of Members and/or the Register of Transfers of the Company is/are closed or deemed to be closed; (b) during such period to determine the entitlement to the Preference Dividend; or (c) during such other periods as the Company may determine.

4B(4) If the Preference Dividend is not paid (or is not paid in full) on its due date by reason of Article 4B(1)(a)(v)(bb), the Company will procure that the auditors shall, on or before the day falling sixty (60) days after the relevant Dividend Payment Date, certify to the Board the Distributable Profits or the lack or insufficiency of any Distributable Profits with respect to that Dividend Payment Date and shall make such certificate available for inspection on request by any Holder of Preference Shares. In the event that such certification is not obtained, then without prejudice to the rights of the Holders of Preference Shares, the Holders of Preference Shares may by ordinary resolution passed at a meeting of those present and voting, appoint a reputable accounting firm to so certify at the expense of the Company, and the Company shall provide such assistance as such firm may require in connection therewith.

4B(5) Any consent, approval or sanction of the Holders of Preference Shares required under this Article 4B and/or any variation or abrogation of the rights of the Holders of Preference Shares as set out in this Article 4B shall require a special resolution of the Holders of Preference Shares present and voting in a separate class meeting of the Holders of Preference Shares **provided always that** where the necessary majority for such special resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths (¾th) of the Preference Shares within two (2) months of the meeting shall be valid and effectual as a special resolution carried at the meeting.

Notwithstanding the foregoing and without prejudice to Article 4B(1)(g), no such consent, approval or sanction shall be required:-

(a) if the variation is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity provided that the change does not reduce the amounts payable to the Holders of Preference Shares, impose any material obligation on the Holders of Preference Shares or materially adversely affect their voting rights; or

(b) for the purchase or cancellation of the Preference Shares in accordance with these Articles.

4B(6) In the event of any conflict or inconsistency between the provisions of these Articles 4B(1) to 4B(7) and the other provisions of these Articles, then (in favour of the Holders of Preference Shares) the provisions of these Articles 4B(1) to 4B(7) shall prevail.

4B(7) Notwithstanding anything in this Article 4B:-

(a) nothing in this Article 4B shall prevent or restrict the buy-back of any classes of shares pursuant to applicable law and the requirements of the SGX-ST;

(b) no approval or consent of the Holders of Preference Shares shall be required for such buy-back of any classes of shares; and

(c) there shall be no adjustments to the Conversion Ratio by reason of such buy-back of any classes of shares.

Existing Article 105

105. The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 43(c)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 43(c)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion as aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Proposed amendment to Article 105

105. The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 43(c)), capitalise (i) any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or (ii) any sum standing to the credit of the profit and loss account or otherwise available for distribution, by appropriating such sum resolved to be capitalised to all holders of shares or any class of shares or such of these holders of shares or any class of shares in the capital of the Company at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 43(c)) such other date as may be determined by the Directors, in proportion to their then holdings of shares and to apply such sum on their behalf in or towards paying up (aa) the amounts (if any) for the time being unpaid on any shares held by such holders, or in paying up in full or in part unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures credited as fully-paid or partly-paid, as the case may be, and to be allotted and distributed to and amongst such holders in the proportion aforesaid or partly in one way and partly in the other and/or (bb) such amounts as may be necessary or expedient in connection with the conversion of any preference shares into ordinary shares and/or any adjustments that may be made to the conversion ratio of any such preference

shares, in each case subject to and in accordance with the terms and conditions of issue of such preference shares. The Directors may do all acts and things considered necessary or expedient to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

PROPOSED GENERAL AMENDMENTS TO THE ARTICLES

The proposed general amendments to the Articles are set out below. For ease of reference and, where appropriate, the full text of the existing Articles proposed to be amended have also been reproduced.

Existing references to "Stock Exchange"

By removing all references to "Stock Exchange" and replacing them with "stock exchange".

Existing Article 1

1. The regulations in Table "A" in the First Schedule to the Companies Ordinance Cap. 174 shall not apply to the Company, except so far as the same are repeated or contained in these Articles.

Proposed amendment to Existing Article 1

By deleting Article 1 in its entirety and substituting therefor the following:-

1. The regulations in Table "A" in the Fourth Schedule to the Companies Act, Chapter 50 of Singapore, shall not apply to the Company.

Existing Article 2

By adding the definition of "SGX-ST" as set out below:-

WORDS	**MEANINGS**
SGX-ST	Singapore Exchange Securities Trading Limited

Existing Article 4

4. (a) The shares taken by the subscribers to the Memorandum of Association shall be duly issued by the Directors. Subject as aforesaid, the shares shall be under the control of the Directors, who may allot, grant options over, dispose of and issue the same to such persons on such terms and conditions and at such times as the Directors think fit, but so that no shares shall be issued at a discount except in accordance with the provisions of the Act and with full power to give to any person the right to call for the allotment of any shares on such terms and for such time and consideration as the Directors see fit. Any preference share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed, the terms and manner of redemption being determined by the Directors, Provided Always that:-

(i) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in General Meeting;

(ii) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 43(b) with such adaptations as are necessary shall apply; and

(iii) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 43(c)(i), shall be subject to the approval of the Company in General Meeting.

(b) *In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares, and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.*

(c) *The Company has power to issue further preference share capital ranking equally with, or in priority to, preference shares already issued.*

Proposed amendment to Existing Article 4

By replacing the word "43(c)(i)" appearing in the second line of the existing Article 4(a)(iii) with the word "43(c)" in tandem with the proposed amendments to Article 43(c).

Existing Article 9(a)

9.(a) Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within 10 market days of the closing date of any application for shares or within 15 market days after the date of lodgement of a registrable transfer one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any Stock Exchange upon which the shares in the Company may be listed. For the purposes of this Article 9, "market day" shall mean a day on which the Stock Exchange of Singapore Limited is open for trading in securities.

Proposed amendment to Article 9(a)

By deleting Article 9(a) in its entirety and substituting therefor the following as the new Article 9(a):-

9.(a) Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten (10) market days of the closing date of any application for shares or as the case may be, after the date of lodgement of a registrable transfer one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed. For the purpose of this Article 9, "market day" shall mean a day on which the SGX-ST is open for trading in securities.

Existing Article 42

42. The Company may so far alter the conditions of its Memorandum of Association as by Ordinary Resolution:-

(a) to consolidate and divide its share capital into shares of larger amount than its existing shares, or

(b) to cancel any shares not taken or agreed to be taken by any person, or

(c) to divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association by subdivision of its existing shares or any of them, subject nevertheless to the provisions of the Act and so that as between the resulting shares, one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares,

and may reduce its share capital or capital redemption reserve fund, share premium account or other distributable reserve in any manner and with and subject to any incident authorised and consent required by law.

Proposed amendment to Article 42

By deleting Article 42 in its entirety and substituting therefor the following as the new Article 42:-

42. The Company may alter its share capital and the conditions of its Memorandum of Association by Ordinary Resolution in any one or more of the following ways:-

(a) to increase its share capital by creation of new shares of such amount as it thinks expedient;

(b) to consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) to convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

(d) to divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association by subdivision of its existing shares or any of them, subject nevertheless to the provisions of the Act and so that as between the resulting shares, one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares; and/or

(e) to cancel any shares not taken or agreed to be taken by any person or which have been forfeited,

and may reduce its share capital or capital redemption reserve fund, share premium account or other distributable reserve or otherwise alter its share capital in any manner and with and subject to any incident authorised and consent required by law.

Existing Article 42A

42A. The Company may, subject to and in accordance with the Act, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. Any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled.

Proposed amendment to Article 42A

By deleting Article 42A in its entirety and substituting therefor the following as the new Article 42A:-

42A. The Company may, subject to and in accordance with the Act, the Listing Manual of the SGX-ST and any other written law, purchase or otherwise acquire shares in the issued share capital of the Company (whether ordinary, preference or otherwise), options, stocks, debentures, debenture stocks, bonds, obligations, securities, and all other equity, derivative, debt and financial instruments issued by it on such terms as the Company may think fit and in the manner prescribed by the Act. If required by the Act, any share purchased by the Company shall be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Existing Article 43(b)

43.(b) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 43(b).

Proposed amendment to Article 43(b)

By deleting Article 43(b) in its entirety and substituting therefor the following as the new Article 43(b):-

43.(b) Subject to any direction to the contrary that may be given by the Company in General Meeting or except as permitted under the Listing Manual of the SGX-ST, all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 43(b).

Existing Article 43(c)

43.(c) Notwithstanding Article 43(b) above but subject to the Act, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:-

(i) the aggregate number of shares to be issued pursuant to such authority does not exceed fifty per cent. (or such other limit as may be prescribed by any Stock Exchange upon which the shares of the Company may be listed) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to members of the Company does not exceed twenty per

cent. (or such other limit as may be prescribed by any Stock Exchange upon which the shares of the Company may be listed) of the issued share capital of the Company for the time being; and

(ii) *unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).*

Proposed amendment to Article 43(c)

By deleting Article 43(c) in its entirety and substituting therefor the following as the new Article 43(c):-

43.(c) Notwithstanding Article 43(b) above but subject to the Act, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(i) (a) issue shares (whether by way of rights, bonus or otherwise); and/or

(b) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(ii) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed fifty per cent. (or such other limit as may be prescribed by the relevant authorities) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to members of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed twenty per cent. (or such other limit as may be prescribed by the relevant authorities) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above:-

(a) the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of the Ordinary Resolution after adjusting for:-

(aa) new shares arising from the conversion or exercise of convertible securities;

(bb) new shares arising from exercising share options or vesting of share awards outstanding or subsisting at the time of the passing of the Ordinary Resolution, provided the options or awards were granted in compliance with the Listing Manual of the SGX-ST; and

(cc) any subsequent consolidation or sub-division of shares.

(b) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance is waived by the SGX-ST) and these Articles; and

(4) (unless previously revoked or varied by the Company in General Meeting), the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Existing Article 49

49. Subject to the provisions of the Act relating to the convening of meetings to pass Special Resolutions, fourteen days' notice at the least, specifying the place, the day and the hour of meeting, and in the case of special business the general nature of such business and the effect of any proposed resolution on the Company in respect of such special business, shall be given in manner hereinafter mentioned to such persons as are under the provisions of these Articles entitled to receive notices of General Meetings from the Company. The accidental omission to give such notice to, or the non-receipt of such notice by, any such person shall not invalidate any resolution passed or proceeding had at any such meeting. At least fourteen days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange upon which the shares in the Company may be listed.

Proposed amendment to Article 49

By deleting Article 49 in its entirety and substituting therefor the following as the new Article 49:-

49. Subject to the provisions of the Act (including as to special notice and agreement for shorter notice), a meeting of the Company shall be called by at least fourteen (14) days' notice in writing and a meeting of the Company at which it is proposed to pass a special resolution shall be called by at least twenty-one (21) days' notice in writing. Each notice shall specify the place, the day and the hour of meeting, and in the case of special business the general nature of such business and the effect of any proposed resolution on the Company in respect of such special business, and shall be given in the manner hereinafter mentioned to such persons as are under the provisions of these Articles entitled to receive notices of General Meetings from the Company. The accidental omission to give such notice to, or the non-receipt of such notice by, any such person shall not invalidate any resolution passed or proceeding had at any such meeting. Each notice of General Meeting shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the shares of the Company may be listed.

Existing Article 61(a)

61.(a) Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before

the time of the relevant General Meeting as certified by the Depository to the Company. Any member who shall have become bankrupt shall not, while his bankruptcy continues, be entitled to exercise the right of a member, or attend, vote, or act at any meeting of the Company.

Proposed amendment to Article 61(a)

By deleting Article 61(a) in its entirety and substituting therefor the following as the new Article 61(a):-

61.(a) Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one (1) vote. The Chairman shall determine which proxy shall be entitled to vote where a member is represented by two (2) proxies, and on a poll every member who is present in person or by proxy shall have one (1) vote for every share of which he is the holder. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at forty-eight (48) hours before the time of the relevant General Meeting ("**Cut-Off Time**") as certified by the Depository to the Company. A Depositor shall only be entitled to attend any General Meeting and to speak and vote thereat and to appoint proxies in respect thereof if his name appears on the Depository Register maintained by the Depository at the Cut-Off Time as a Depositor on whose behalf the Depository holds shares in the Company. Any member who shall have become bankrupt shall not, while his bankruptcy continues, be entitled to exercise the right of a member, or attend, vote, or act at any meeting of the Company.

Existing Article 75

75. *Subject as herein otherwise provided or to the terms of any subsisting agreement, the office of a Director shall be vacated:-*

(a) *if a receiving order is made against him or he makes any arrangement or composition with his creditors;*

(b) *if he is found lunatic or becomes of unsound mind;*

(c) *if he absents himself from the Meetings of Directors for a period of six months without special leave of absence from the other Directors;*

(d) *if he is removed by a resolution of the Company in General Meeting;*

(e) *if he is prohibited from being a Director by any order made under any provision of the Act;*

(f) *if by notice in writing given to the Company he resigns his office.*

Proposed amendment to Article 75(b)

By inserting the phrase "or bankrupt during his term of office" after the words "of unsound mind" appearing in Article 75(b).

Existing Article 92

92. *The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding sentence.*

Proposed amendment to Article 92

By deleting Article 92 in its entirety and substituting therefor the following as the new Article 92:-

92. The Directors may delegate any of their powers to committees consisting of such member or members of their body and (if thought fit) one (1) or more persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors. The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding sentence. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

Existing Article 95

95. A resolution in writing signed or approved by a majority of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted and may consist of several documents in the like form, each signed by one or more Directors. All such resolutions shall be described as "Directors' Resolutions" and shall be forwarded or otherwise delivered to the Secretary without delay, and shall be recorded by him in the Company's Minute Book and submitted for confirmation at a meeting of the Directors next following the receipt thereof by him. A Directors' Resolution shall be inoperative if it shall purport to authorise or to do any act which a meeting of the Directors has decided shall not be authorised or done, until confirmed by meeting of the Directors. The expressions "in writing" and "signed" include approval by letter, telefax, telex, cable or telegram by any such Director.

Proposed amendment to Article 95

By deleting Article 95 in its entirety and substituting therefor the following as the new Article 95:-

95. A resolution in writing signed or approved by a majority of the Directors shall be valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted and may consist of several documents in the like form, each signed by one (1) or more Directors. All such resolutions shall be described as "Directors' Resolutions" and shall be forwarded or otherwise delivered to the Secretary without delay, and shall be recorded by him in the Company's Minute Book and submitted for confirmation at a meeting of the Directors next following the receipt thereof by him. A Directors' Resolution shall be inoperative if it shall purport to authorise or to do any act which a meeting of the Directors has decided shall not be authorised or done, until confirmed by meeting of the Directors. The expressions "in writing" and "signed" include approval by letter, telefax, telex, cable, telegram or any other form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Proposed new Article 98A:-

By inserting the following as a new Article 98A immediately after the existing Article 98:-

AUTHENTICATION OF DOCUMENTS

98A. Any Director or Secretary or any person appointed by the Directors for the purpose shall have the power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are not kept at the registered office of the Company, the local manager or other officer of the Company having custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has

been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Existing Article 108

108. The Directors shall from time to time in accordance with the provisions of the Act cause to be prepared and to be laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be annexed thereto) together with a copy of every report of the Auditors relating thereto and of the Directors' report shall not less than fourteen clear days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the Act or of these Articles. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed six months.

Proposed amendment to Article 108

By deleting Article 108 in its entirety and substituting therefor the following as the new Article 108:-

108. The Directors shall, from time to time in accordance with the provisions of the Act and the listing requirements of the SGX-ST, cause to be prepared and to be laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be annexed thereto) together with a copy of every report of the Auditors relating thereto and of the Directors' report shall not less than fourteen (14) clear days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the Act or of these Articles. The interval between the close of a financial year of the Company and the date of the Company's Annual General Meeting shall not exceed four (4) months, or such other period as may be prescribed from time to time by the Act or the listing requirements of the SGX-ST.

Existing Article 115A

115A. On a voluntary winding up of the Company, no commission or fee shall be paid to a Liquidator without the prior approval of the members in General Meeting. The amount of such commission or fee shall be notified to all members not less than seven days prior to the meeting at which it is to be considered.

Proposed amendment to Article 115A

By deleting Article 115A in its entirety.

Existing Article 117

117. Where these Articles have been approved by any Stock Exchange upon which the shares in the Company may be listed, no provisions of these Articles shall be deleted, amended or added without the prior written approval of such Stock Exchange which had previously approved these Articles.

Proposed amendment to Article 117

By deleting Article 117 in its entirety.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of City Developments Limited (the "**Company**") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908, on Thursday, 29 April 2004 at 3.30 p.m. or as soon thereafter following the conclusion of the Forty-First Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, whichever is later, for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions:-

AS ORDINARY RESOLUTIONS:-

ORDINARY RESOLUTION 1: APPROVAL OF THE ONE-OFF SPECIAL CASH DIVIDEND

1. That, contingent upon the passing of Ordinary Resolutions 2, 3 and 4 and Special Resolution 1:-

   (a) a one-off special cash dividend of $0.50 (gross) or $0.40 (net) (after deduction of tax at the prevailing rate of 20%) for each ordinary share of $0.50 each in the capital of the Company ("**Share**") held as at such time and date as the Directors may, in their absolute discretion, determine ("**Books Closure Date**"), amounting to an aggregate of approximately $330.9 million (net) (after deduction of tax at the prevailing rate of 20%) ("**Special Cash Dividend**"), be and is hereby declared and approved; and

   (b) the Directors be and are hereby authorised to complete and do all acts and things (including executing all such documents as may be required in connection with the Special Cash Dividend) as they may consider desirable, necessary or expedient to give full effect to this Ordinary Resolution and the Special Cash Dividend.

ORDINARY RESOLUTION 2: APPROVAL OF THE BONUS ISSUE

2. That, contingent upon the passing of Ordinary Resolutions 1, 3 and 4 and Special Resolution 1, approval be and is hereby given to the Directors:-

   (a) to create and issue:-

      (i) up to 82,718,564 bonus warrants ("**Bonus Warrants**") free to shareholders of the Company ("**Shareholders**") with registered addresses in Singapore (as set out in the Register of Members of the Company or the records of The Central Depository (Pte) Limited ("**CDP**"), as the case may be) as at the Books Closure Date or who have, at least five (5) Market Days (as defined in Ordinary Resolution 6) prior to the Books Closure Date, provided to the Company or, in the case of Shareholders whose Shares are registered in the name of CDP, to CDP with addresses in Singapore for the service of notices or documents, to subscribe for new Shares ("**New Shares**") in cash on the basis of one (1) Bonus Warrant for every ten (10) Shares held as at the Books Closure Date, fractional entitlements to be disregarded, at an exercise price of $2.50, subject to and in accordance with the terms and conditions of the instrument constituting the Bonus Warrants ("**Deed Poll**"), subject to, *inter alia*, such adjustments to the number and/or exercise price of the Bonus Warrants and on such other terms and conditions as the Directors may, in their absolute discretion, deem fit; and

(ii) such further warrants as may be required or permitted to be issued in accordance with the terms and conditions of the Deed Poll (and any further warrants to rank *pari passu* with the Bonus Warrants and for all purposes to form part of the same series, save as may otherwise be provided in the terms and conditions of the Bonus Warrants),

provided that no Bonus Warrants shall be issued to Shareholders who do not have registered addresses in Singapore (as set out in the Register of Members of the Company or the records of CDP, as the case may be) as at the Books Closure Date and who have not, at least five (5) Market Days prior thereto, provided the Company or CDP, as the case may be, with addresses in Singapore for service of notices and documents (**"Foreign Shareholders"**), and that the Bonus Warrants which would otherwise be issued to Foreign Shareholders shall, at the discretion of the Directors, be disposed of or dealt with by the Company in such manner and on such terms and conditions as the Directors may, in their absolute discretion, determine and in connection therewith, the Directors be and are hereby authorised to issue such Bonus Warrants to such person(s) as the Directors may, in their absolute discretion, deem fit as nominee(s) for the purpose of disposing of such Bonus Warrants and to pool and thereafter distribute the proceeds, if any, thereof (after deducting all dealing and other expenses in connection therewith) proportionately to and among such Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date provided that if the amount distributable to any single Foreign Shareholder is less than $10.00, such amount shall instead be retained for the sole benefit of the Company or be dealt with as the Directors may, in their absolute discretion, deem fit;

(b) to allot and issue (notwithstanding that the issue thereof may take place after the next or any ensuing general meeting of the Company):-

(i) up to 82,718,564 New Shares arising from the exercise of subscription rights under the Bonus Warrants, subject to and in accordance with the terms and conditions of the Deed Poll, such New Shares to be credited as fully paid when issued and to rank *pari passu* in all respects with the then existing Shares for any dividends, rights, allotments or other distributions, the record date for which falls on or after the relevant dates of exercise of the Bonus Warrants (save as may otherwise be provided in the Deed Poll);

(ii) on the same basis as paragraph (b)(i) of this Ordinary Resolution, such further new Shares as may be required to be allotted and issued on the exercise of any of the warrants referred to in paragraph (a)(ii) of this Ordinary Resolution; and

(c) to take such steps, make such amendments to the terms and conditions of the Bonus Warrants to be set out in the Deed Poll (including but not limited to the exercise price of the Bonus Warrants) and exercise such discretion as the Directors may, from time to time in their absolute discretion, deem fit, advisable or necessary in connection with any or all of the above matters.

ORDINARY RESOLUTION 3: APPROVAL OF THE RIGHTS ISSUE

3. That contingent upon the passing of Ordinary Resolutions 1, 2 and 4 and Special Resolution 1, (i) the creation and issue of up to 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each (**"Preference Shares"**) in the capital of the Company on the terms set out in Article 4B of the Articles of Association of the Company; and (ii) the renounceable rights issue of the Preference Shares (**"Rights Issue"**), be and are hereby approved, and approval be and is hereby given to the Directors:-

(a) to provisionally allot and issue up to 330,874,257 Preference Shares (notwithstanding that the issue thereof may take place after the next or any ensuing general meeting of the Company) on such terms and conditions (including the issue price thereof) as the Directors may, in their absolute discretion, deem fit, by way of a renounceable rights issue on the basis of two (2) Preference Shares for every five (5) Shares held as at the Books Closure Date, fractional entitlements to be disregarded, or otherwise on such terms and conditions as the Directors may, in their absolute discretion, determine including (if the Directors deem desirable) the following terms and conditions:-

(i) that the provisional allotment of the Preference Shares shall be made on a renounceable basis to Shareholders with registered addresses in Singapore (as set out in the Register of Members of the Company or the records of CDP, as the case may be) as at the Books Closure Date or who have, at least five (5) Market Days prior to the Books Closure Date, provided to the Company or, in the case of Shareholders whose Shares are registered in the name of CDP, to CDP with addresses in Singapore for the service of notices or documents;

(ii) that no provisional allotment of the Preference Shares shall be made in favour of, and no provisional allotment letters, application forms or other documents in respect thereof shall be issued or sent to Foreign Shareholders; and

(iii) that the entitlements to the Preference Shares which would otherwise accrue to Foreign Shareholders shall be disposed of or dealt with by the Company in such manner and on such terms and conditions as the Directors may, in their absolute discretion, determine and in connection therewith, the Directors be and are hereby authorised to provisionally allot such Preference Shares to such person(s) as the Directors may, in their absolute discretion, deem fit as nominee(s) for the purpose of renouncing the provisional allotment letters or applications forms relating thereto or disposing of such entitlements to purchasers thereof and to pool and thereafter distribute the proceeds, if any, thereof (after deducting all dealing and other expenses in connection therewith) proportionately to and among such Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date provided that if the amount distributable to any single Foreign Shareholder is less than $10.00, such amount shall instead be retained for the sole benefit of the Company or be dealt with as the Directors may, in their absolute discretion, deem fit;

(b) to aggregate and allot the entitlements to the Preference Shares not taken up or allotted for any reason or which represent fractional entitlements disregarded in accordance with the terms of the Rights Issue to satisfy excess applications for the Preference Shares or otherwise to dispose of or to deal with such entitlements to the Preference Shares in such manner and on such terms and conditions as the Directors may, in their absolute discretion, deem fit;

(c) subject to applicable laws, to take such steps, as the Directors (or an authorised committee thereof) may, in their absolute discretion, deem fit to convert the Preference Shares into such number of Shares and to apply the amount standing to the credit of any reserve accounts (including the share premium account) of the Company, as may be required pursuant to the terms of the Preference Shares or otherwise (notwithstanding that the conversion thereof may take place after the next or any ensuing general meeting of the Company), whereupon from the date of the conversion, the rights attached to such Preference Shares shall be altered and such Preference Shares shall cease to have any preference or priority as set out in the Articles of Association of the Company and the Shares into which the Preference Shares may be converted shall be credited as fully paid and rank *pari passu* in all respects with the Shares then in issue, save for any dividends, rights, allotments or other distributions the record date for which is before the relevant date of conversion of the Preference Shares; and

(d) to take such steps, make such amendments to the terms of the Rights Issue and the Preference Shares and the abovementioned terms and conditions (including but not limited to amendments to the issue price of the Preference Shares) and exercise such discretion as the Directors may, from time to time in their absolute discretion, deem fit, advisable or necessary in connection with any or all of the above matters.

ORDINARY RESOLUTION 4: APPROVAL OF THE INCREASE IN AUTHORISED SHARE CAPITAL

4. That, contingent upon the passing of Ordinary Resolutions 1, 2 and 3 and Special Resolution 1, the authorised share capital of the Company be increased from $2,000,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each to $2,050,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each and 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each by the creation of 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each.

ORDINARY RESOLUTION 5: APPROVAL OF AMENDMENT TO THE MEMORANDUM OF ASSOCIATION

5. That, in connection with the increase in the authorised share capital of the Company and contingent upon the passing of Ordinary Resolutions 1, 2, 3 and 4 and Special Resolutions 1 and 2, the Memorandum of Association of the Company be amended by deleting the existing Clause 5 in its entirety and substituting therefor the following:-

"The share capital of the Company is $2,050,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each and 1,000,000,000 non-redeemable convertible non-cumulative preference shares of $0.05 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividends, capital, voting or otherwise".

ORDINARY RESOLUTION 6: APPROVAL OF THE SHARE PURCHASE MANDATE

6. That, subject to and contingent upon the passing of Special Resolution 2:-

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore ("**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued Shares and/or Preference Shares not exceeding in aggregate the Prescribed Limit (as defined in this Ordinary Resolution), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as defined in this Ordinary Resolution), whether by way of:-

(i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate in paragraph (a) of this Ordinary Resolution may be exercised by the Directors of the Company at any

time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:-

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Ordinary Resolution:-

"**Prescribed Limit**" means in relation to any purchase or acquisition of Shares, 10% of the issued ordinary share capital, and in relation to any purchase or acquisition of Preference Shares, 10% of the non-redeemable convertible non-cumulative preference share capital, of the Company as at the date of the passing of this Ordinary Resolution; and

"**Maximum Price**" in relation to a Share or Preference Share to be purchased (as the case may be) means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:-

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined in this Ordinary Resolution); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined in this Ordinary Resolution),

where:-

"**Average Closing Price**" means the average of the Closing Market Prices of the Shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"**Closing Market Price**" means the last dealt price for a Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"**Highest Last Dealt Price**" means the highest price transacted for a Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of Shares or Preference Shares, as the case may be, from Shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Share or Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"**Market Day**" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Ordinary Resolution.

ORDINARY RESOLUTION 7 : APPROVAL OF THE SHARE ISSUE MANDATE

7. That, subject to and contingent upon the passing of Special Resolution 2, authority be and is hereby given to the Directors to:-

(a) (i) issue Shares whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require Shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:-

(c) the aggregate number of Shares to be issued pursuant to this Ordinary Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution), does not exceed 50% of the issued share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution), and provided further that where Shareholders with registered addresses in Singapore are not given the opportunity to participate in the same on a *pro-rata* basis, then the Shares to be issued under such circumstances (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution) shall not exceed 20% of the issued share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution);

(d) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of Shares that may be issued under paragraph (c) of this Ordinary Resolution, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:-

(i) new Shares arising from the conversion or exercise of any convertible securities;

(ii) new Shares arising from exercising share options or vesting of share awards which are outstanding or subsisting at the time this Ordinary Resolution is passed, provided the options or awards were granted in compliance with the Listing Manual of the SGX-ST; and

(iii) any subsequent consolidation or subdivision of Shares;

and in relation to an Instrument, the number of Shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

AS SPECIAL RESOLUTIONS:-

SPECIAL RESOLUTION 1: APPROVAL OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN CONJUNCTION WITH THE RIGHTS ISSUE

That, subject to and contingent upon the passing of Ordinary Resolutions 1, 2, 3 and 4, the amendments to the Articles of Association in conjunction with the Rights Issue as set out in Appendix III to the Circular be and are hereby approved.

SPECIAL RESOLUTION 2: APPROVAL OF THE GENERAL AMENDMENTS TO THE ARTICLES OF ASSOCIATION

That the amendments to the Articles of Association as set out in Appendix IV to the Circular be and are hereby approved.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
2 April 2004

Notes:-

(1) A member of the Company entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint not more than two (2) proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(2) The instrument appointing the proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than forty-eight (48) hours before the time fixed for the holding of the Extraordinary General Meeting.

(3) Share Purchase Mandate: As mentioned in Section 10.4 of the Circular to which this Notice is attached, the Company intends to use the Group's internal resources and/or external borrowings to finance purchases or acquisitions of its Shares and/or Preference Shares pursuant to the Share Purchase Mandate. For illustrative purposes only, the financial effects of purchases or acquisitions of Shares and/or Preference Shares pursuant to the Share Purchase Mandate on the Company's and the Group's audited financial statements for FY2003, based on certain stated assumptions, are set out in Section 10.5 of the Circular.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

Important:-

1. For investors who have used their CPF monies to buy Shares in the capital of the Company ("CPF Investors"), this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM
EXTRAORDINARY GENERAL MEETING

I/We ______________________________ (Name), with NRIC/Passport Number _______________

of ____ (Address)

being a member/members of City Developments Limited (the "**Company**"), hereby appoint:-

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

and/or (delete as appropriate)

or failing him/her, the Chairman of the Extraordinary General Meeting of the Company, as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908, on Thursday, 29 April 2004, at 3.30 p.m. or as soon thereafter following the conclusion of the Forty-First Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place, whichever is later.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions and the Special Resolutions as set out in the Notice of Extraordinary General Meeting.)

NO.	RESOLUTIONS	For	Against
	ORDINARY RESOLUTIONS		
1.	To approve the Special Cash Dividend		
2.	To approve the Bonus Issue		
3.	To approve the Rights Issue		
4.	To approve the increase in authorised share capital		
5.	To approve the amendment to the Memorandum of Association		
6.	To approve the Share Purchase Mandate		
7.	To approve the Share Issue Mandate		
	SPECIAL RESOLUTIONS		
1.	To approve the amendments to the Articles of Association in conjunction with the Rights Issue		
2.	To approve the general amendments to the Articles of Association		

Dated this __________ day of ______________ 2004

Total Number of Shares Held

____

Signature(s) of Member(s) or Common Seal

IMPORTANT:- PLEASE READ NOTES OVERLEAF

Notes:-

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote on his behalf. Such proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. If no such proportion is specified, the first-named proxy may be treated as representing 100 per cent. of the shareholding and any second-named proxy as alternate to the first-named.
4. The instrument appointing a proxy, together with the power of attorney (if any) under which it is signed or a notarially certified or office copy thereof, shall be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877, not less than 48 hours before the time set for holding the Extraordinary General Meeting.
5. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing; or if such appointor is a corporation under its common seal, if any, and, if none, then under the hand of some officer duly authorised in that behalf. An instrument appointing a proxy to vote at a meeting shall be deemed to include the power to demand or concur in demanding a poll on behalf of the appointor.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.
7. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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Extraordinary General Meeting
Proxy Form

Affix
Stamp
Here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

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